Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Financial Group (the Bank) for the year ended October 31, 2009, compared with the corresponding periods in the prior years. This MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes for the year ended October 31, 2009. This MD&A is dated December 2, 2009. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Note that certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

	FINANCIAL RESULTS OVERVIEW		GROUP FINANCIAL CONDITION
6	Net Income	37	Balance Sheet Review
7	Revenue	38	Credit Portfolio Quality
10	Expenses	49	Capital Position
12	Taxes	54	Off-Balance Sheet Arrangements
13	Quarterly Financial Information	57	Related-Party Transactions
		57	Financial Instruments
	BUSINESS SEGMENT ANALYSIS
15	Business Focus		RISK FACTORS AND MANAGEMENT
19	Canadian Personal and Commercial Banking	58	Risk Factors that May Affect Future Results
22	Wealth Management	60	Managing Risk
26	U.S. Personal and Commercial Banking
29	Wholesale Banking		ACCOUNTING STANDARDS AND POLICIES
32	Corporate	79	Critical Accounting Estimates
		85	Changes in Accounting Policies during the Current Year
	2008 FINANCIAL RESULTS OVERVIEW	88	Future Accounting and Reporting Changes
33	Summary of 2008 Performance	88	Controls and Procedures
35	2008 Financial Performance by Business Line

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications, including to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2010 and beyond and the strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts to understand our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. The economic assumptions for 2010 for the Bank are set out in the Bank’s 2009 MD&A under the heading “Economic Summary and Outlook” and for each of our business segments, under the heading “Business Outlook and Focus for 2010.” Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the current financial and economic environment, such risks and uncertainties may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control and the effects of which can be difficult to predict - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank’s 2009 MD&A and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary and economic policies and in the foreign exchange rates for currencies of those jurisdictions; competition in markets in which the Bank operates, from established competitors and new entrants; defaults by other financial institutions; the accuracy and completeness of information we receive on customers and counterparties; the development and introduction of new products and services and new distribution channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies, and those of its subsidiaries internationally; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; changes to our credit ratings; global capital market activity; increased funding costs for credit due to market illiquidity and competition for funding; the Bank’s ability to attract, develop and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure and to successfully and reliably deliver our products and services; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; legislative and regulatory developments including changes in tax laws; unexpected judicial or regulatory proceedings or outcomes; the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease, illness or other public health emergencies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s businesses, financial results, financial condition or liquidity. The preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more information, please see the Risk Factors and Management section of the Bank’s 2009 MD&A. All such factors should be considered carefully when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements. Any forward-looking information or statements contained in this document represent the views of management only as of the date hereof. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on our behalf, except as required under applicable securities legislation.

FINANCIAL RESULTS OVERVIEW

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG or the Bank). The Bank is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD AMERITRADE Holding Corporation (TD Ameritrade); U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank also ranks among the world's leading online financial services firms, with more than 5.5 million online customers. The Bank had $557 billion in assets on October 31, 2009. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note,” net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which includes TD Banknorth and Commerce, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period. Accordingly, the results of TD Bank, N.A. for the twelve months ended October 31, 2009 have been included with the results of the Bank for the twelve months ended October 31, 2009. The one month impact of aligning the reporting period of U.S. entities has been included directly in retained earnings and not in the Consolidated Statement of Income.

The following tables provide reconciliations between the Bank’s reported and adjusted results.

TABLE 1 OPERATING RESULTS - REPORTED
(millions of Canadian dollars)	2009	2008	2007
Net interest income	$11,326	$8,532	$6,924
Non-interest income	6,534	6,137	7,357
Total revenue	17,860	14,669	14,281
Provision for credit losses	2,480	1,063	645
Non-interest expenses	12,211	9,502	8,975
Income before provision for income taxes, non-controlling interests in subsidiaries, and equity in net income of associated company	3,169	4,104	4,661
Provision for income taxes	241	537	853
Non-controlling interests, net of income taxes	111	43	95
Equity in net income of an associated company, net of income taxes	303	309	284
Net income - reported	3,120	3,833	3,997
Preferred dividends	167	59	20
Net income available to common shareholders - reported	$2,953	$3,774	$3,977

TABLE 2 RECONCILIATION OF NON-GAAP FINANCIAL MEASURES1
Adjusted Net Income to Reported Net Income
Operating results - adjusted
(millions of Canadian dollars)	2009	2008	2007
Net interest income	$11,326	$8,532	$6,924
Non-interest income2	7,294	5,840	7,148
Total revenue	18,620	14,372	14,072
Provision for credit losses3	2,225	1,046	705
Non-interest expenses4	11,016	9,291	8,390
Income before provision for income taxes, non-controlling interests in subsidiaries, and equity in net income of associated company	5,379	4,035	4,977
Provision for income taxes5	923	554	1,000
Non-controlling interests in subsidiaries, net of income taxes6	111	43	119
Equity in net income of an associated company, net of income taxes7	371	375	331
Net income - adjusted	4,716	3,813	4,189
Preferred dividends	167	59	20
Net income available to common shareholders - adjusted	4,549	3,754	4,169
Adjustments for items of note, net of income taxes
Amortization of intangibles8	(492)	(404)	(353)
Reversal of Enron litigation reserve9	-	323	-
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio10	(450)	118	-
Gain relating to restructuring of Visa11	-	-	135
TD Banknorth restructuring, privatization, and merger-related charges12	-	-	(43)
Restructuring and integration charges relating to the Commerce acquisition13	(276)	(70)	-
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses14	(126)	107	30
Other tax items15	-	(34)	-
Provision for insurance claims16	-	(20)	-
General allowance (increase) release Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	(178)	-	39
Settlement of TD Banknorth shareholder litigation17	(39)	-	-
FDIC special assessment charge18	(35)	-	-
Total adjustments for items of note	(1,596)	20	(192)
Net income available to common shareholders - reported	$2,953	$3,774	$3,977
Reconciliation of reported earnings per share (EPS) to adjusted EPS19
(Canadian dollars)	2009	2008	2007
Diluted - reported	$3.47	$4.87	$5.48
Items of note affecting income (as above)	1.88	(0.03)	0.27
Items of note affecting EPS only20	-	0.04	-
Diluted - adjusted	$5.35	$4.88	$5.75
Basic - reported	$3.49	$4.90	$5.53
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
2
Adjusted non-interest income excludes the following items of note: 2009 - $196 million pre-tax loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 14; $564 million pre-tax loss due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, as explained in footnote 10; 2008 - $186 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book; $141 million pre-tax gain due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio; $30 million pre-tax loss due to provision for insurance claims, as explained in footnote 16; 2007 - $163 million pre-tax gain relating to restructuring of Visa, as explained in footnote 11; $46 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book.

3
Adjusted provisions for credit losses exclude the following items of note: 2009 - $255 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; 2008 - $17 million due to change in fair value of CDS hedging the corporate loan book, as explained in footnote 14; 2007 - $60 million general allowance release based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology.

4
Adjusted non-interest expenses exclude the following items of note: 2009 - $653 million amortization of intangibles, as explained in footnote 8; $429 million restructuring and integration charges relating to the Commerce acquisition, as explained in footnote 13; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 17; $55 million FDIC special assessment charge, as explained in footnote 18; 2008 - $577 million amortization of intangibles; $111 million restructuring and integration charges relating to the Commerce acquisition; $477 million positive adjustment related to the reversal of Enron litigation reserve, as explained in footnote 9; 2007 -$499 million amortization of intangibles; $86 million TD Banknorth restructuring, privatization, and merger-related charges, as explained in footnote 12.

5	For reconciliation between reported and adjusted provisions for income taxes, see Table 11.
6
Adjusted non-controlling interests exclude the following items of note: 2007 - $9 million amortization of intangibles, as explained in footnote 8; $15 million from TD Banknorth restructuring, privatization, and merger-related charges, as explained in footnote 12.

7
Equity in net income of associated company excludes the following items of note: 2009 - $68 million amortization of intangibles, as explained in footnote 8; 2008 - $66 million amortization of intangibles; 2007 - $47 million amortization of intangibles.

8
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.

9
The Enron contingent liability for which the Bank established a reserve was re-evaluated in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court’s ruling in Stoneridge Partners, LLC v. Scientific-Atlanta, Inc. During the fourth quarter of 2008, the Bank recorded a positive adjustment of $323 million after tax, reflecting the substantial reversal of the reserve.

10
Effective August 1, 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in the Wholesale Banking segment. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

11
As part of the global restructuring of Visa USA Inc., Visa Canada Association, and Visa International Service Association, which closed on October 3, 2007 (restructuring date), the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank’s membership interest in Visa Canada Association. As required by the applicable accounting standards, the shares the Bank received in Visa Inc. were measured at fair value and a gain of $135 million after tax was recognized in the Corporate segment, based on the results of an independent valuation of the shares.

12
The TD Banknorth restructuring, privatization, and merger-related charges include the following: $39 million TD Banknorth restructuring, privatization, and merger-related charges included in U.S. P&C (which included the following: $31 million restructuring charge, primarily consisting of employee severance costs, the costs of amending certain executive employment and award agreements, and the write-down of long-lived assets due to impairment; $5 million of privatization charges, which primarily consisted of legal and investment banking fees; and $3 million of merger-related charges related to conversion and customer notices in connection with the integration of Hudson and Interchange with TD Banknorth; and $4 million of restructuring charges related to the transfer of functions from TD Bank USA to TD Banknorth, included in the Corporate segment.

13
As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges, and marketing (including customer communication and rebranding).

14
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost.

15     This represents the negative impact of scheduled reductions in the income tax rate on net future income tax assets.
16
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. During 2009, the government of Alberta won its appeal of the decision; however, the ultimate outcome remains uncertain as the plaintiffs have filed an application seeking leave to appeal to the Supreme Court of Canada.

17
Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth, and TD Banknorth officers and directors (TD Banknorth Shareholders’ Litigation). The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders’ Litigation effective June 24, 2009, and the settlement became final. The net after-tax impact of the settlement was $39 million.

18	On May 22, 2009, the Federal Deposit Insurance Corporation (FDIC), in the U.S., finalized a special assessment resulting in a charge of $35 million after tax (US$31 million).
19	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
20
The diluted earnings per share figures do not include Commerce earnings for the month of April 2008 because there was a one month lag between fiscal quarter ends until the first quarter of this year, while share issuance on close resulted in a one-time negative earnings impact of four cents per share.

TABLE 3 AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1
(millions of Canadian dollars)	2009	2008	2007
Canada Trust	$159	$143	$175
TD Bank, N.A. reported amortization of intangibles	257	170	112
Less: non-controlling interests	-	-	9
Net amortization of intangibles	257	170	103
TD Ameritrade (included in equity in net income of associated company)	68	66	47
Other	8	25	28
Amortization of intangibles, net of income taxes	$492	$404	$353
1	Amortization of intangibles is included in the Corporate segment.

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, ROIC, and adjusted net income available to common shareholders. Adjusted results, items of note, and related terms are discussed in the ”How the Bank Reports” section.

TABLE 4 RECONCILIATION OF ECONOMIC PROFIT, RETURN ON INVESTED CAPITAL, AND NET INCOME AVAILABLE TO COMMON SHAREHOLDERS - ADJUSTED
(millions of Canadian dollars)	2009	2008	2007
Average common equity	$35,341	$26,213	$20,572
Average cumulative goodwill/intangible assets amortized, net of income taxes	4,541	4,136	3,825
Average invested capital	$39,882	$30,349	$24,397
Rate charged for invested capital	10.0%	9.3%	9.4%
Charge for invested capital	$3,988	$2,822	$2,293
Net income available to common shareholders - reported	$2,953	$3,774	$3,977
Items of note impacting income, net of income taxes	1,596	(20)	192
Net income available to common shareholders - adjusted	$4,549	$3,754	$4,169
Economic profit	$561	$932	$1,876
Return on invested capital	11.4%	12.4%	17.1%

FINANCIAL RESULTS OVERVIEW
Net Income

AT A GLANCE OVERVIEW
•	Reported net income was $3,120 million, a decrease of $713 million, or 19%, from the prior year.
•	Adjusted net income was $4,716 million, an increase of $903 million, or 24%, from the prior year.

Reported net income was $3,120 million, compared with $3,833 million in 2008. The decrease in reported net income was primarily due to an increased loss in the Corporate segment, partially offset by stronger earnings in Wholesale Banking. The Corporate segment increased net loss was primarily attributable to losses on derivatives hedging the reclassified available-for-sale portfolio and decreases in fair value of credit default swaps hedging the corporate loan book, the benefit of the Enron litigation reserve reversal reported last year, and an increase in general allowances. Restructuring charges associated with the Commerce integration were also higher in 2009. Adjusted net income was $4,716 million, compared with $3,813 million in 2008. The increase in adjusted net income was primarily due to stronger earnings in the Wholesale Banking and U.S. Personal and Commercial Banking segments, partially offset by decreased earnings from Wealth Management and an increased loss in the Corporate segment. Canadian Personal and Commercial Banking earnings increased by $48 million driven by broad based revenue and volume growth partially offset by higher credit losses and margin compression on deposits. U.S. Personal and Commercial Banking earnings increased $103 million driven by the full year inclusion of Commerce, strong volume growth, and the translation effect of a weaker Canadian dollar, partially offset by increased provision for credit losses (PCL) and margin compression. Wholesale Banking earnings increased $1,072 million driven by higher trading-related income, largely from interest rate and credit products. Wealth Management earnings decreased by $135 million due to the low interest rate environment and lower average asset levels caused by market-related declines. The Bank’s share of earnings in TD Ameritrade decreased by $37 million driven by margin compression partially offset by the translation effect of the weaker Canadian dollar. The loss in the Corporate segment increased by $148 million, primarily due to lower tax benefits and higher unallocated corporate expenses.
Reported diluted earnings per share were $3.47 this year, a 29% decrease, compared with $4.87 in 2008. Adjusted diluted earnings per share were $5.35, a 10% increase, compared with $4.88 in 2008.

U.S. GAAP
See the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s 2009 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC) and available on the Bank’s website at http://www.td.com/investor/index.jsp and at the SEC’s website (http://www.sec.gov).
Net income available to common shareholders under U.S. GAAP was $3,599 million, compared with $2,953 million under Canadian GAAP. The higher U.S. GAAP net income available to common shareholders primarily resulted from an increase in income due to the de-designation of certain fair value and cash flow hedging relationships that were designated under Canadian GAAP and the reversal of the provision for credit losses related to the available-for-sale securities portfolio that was reclassified as loans for Canadian GAAP purposes as a result of the 2009 Amendments to Section 3855, Financial Instruments - Recognition and Measurement, as described in the “Changes in Accounting Policies during the Current Year” section.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate.
Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the year ended October 31, 2009, compared with 2008, as shown in the table below.

Impact of Foreign Exchange Rate on U.S. Translated Earnings
(millions of Canadian dollars)	For the year ended Oct. 31, 2009 vs. Oct. 31, 2008
U.S. Personal and Commercial Banking
Increased total revenue	$379
Increased non-interest expenses	209
Increased net income	101
TD Ameritrade
Increased share of earnings	$67
Earnings per share impact	$0.20

FINANCIAL RESULTS OVERVIEW
Revenue

AT A GLANCE OVERVIEW

•
Total reported revenue was $17,860 million, an increase of $3,191 million, or 22%, from the prior year; adjusted revenue was $18,621 million, an increase of $4,249 million, or 30%, from the prior year.

•	Net interest income increased by $2,794 million, or 33%, from the prior year.
•	Reported non-interest income increased by $397 million, or 6%, from the prior year; adjusted non-interest income increased by $1,454 million, or 25%, from the prior year.

NET INTEREST INCOME
Net interest income was $11,326 million in 2009, an increase of $2,794 million, or 33%, from the prior year. The growth was driven primarily by the U.S. Personal and Commercial Banking, Wholesale Banking, and Canadian Personal and Commercial Banking segments. U.S. Personal and Commercial Banking net interest income increased largely due to the full-year inclusion of Commerce. Wholesale Banking net interest income increased due to higher trading-related net interest income. Canadian Personal and Commercial Banking net interest income increased due to strong volume growth.

NET INTEREST MARGIN
Net interest margin improved by 32 basis points (bps) in 2009 to 2.54% from 2.22% in 2008. Margin declines in both the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments were more than offset by higher trading-related net interest income in Wholesale Banking. Net interest margin in Canadian Personal and Commercial Banking declined in 2009 compared with 2008, reflecting the negative impact of a low interest rate environment on deposits. Net interest margin in U.S. Personal and Commercial Banking declined in 2009 over 2008 due to the low interest rate environment coupled with competitive pressure on deposit pricing.

TABLE 5 NET INTEREST INCOME ON AVERAGE EARNING BALANCES1

(millions of Canadian dollars, except as noted)			2009			2008			2007
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Earning assets
Deposits with banks	$16,775	$442	2.63%	$14,264	$629	4.41%	$12,184	$357	2.93%
Securities
Trading	51,020	2,137	4.19	73,138	3,123	4.27	81,756	3,124	3.82
Non-trading	97,390	2,617	2.69	60,726	2,331	3.84	43,970	1,642	3.73
Total securities	148,410	4,754	3.20	133,864	5,454	4.07	125,726	4,766	3.79
Securities purchased under reverse repurchase agreements	39,288	917	2.33	38,393	1,705	4.44	31,960	1,829	5.72
Loans
Mortgages2	82,447	3,392	4.11	79,000	4,057	5.14	63,991	3,471	5.42
Consumer instalment and other personal	86,567	5,508	6.36	72,630	4,634	6.38	64,502	4,510	6.99
Credit card	7,784	994	12.77	6,392	870	13.61	5,467	731	13.37
Business and government2,3	64,985	2,880	4.43	40,485	2,235	5.52	31,913	2,188	6.86
Total loans	241,783	12,774	5.28	198,507	11,796	5.94	165,873	10,900	6.57
Total earning assets	$446,256	$18,887	4.23%	$385,028	$19,584	5.09%	$335,743	$17,852	5.32%
Interest-bearing liabilities
Deposits
Personal	$209,292	$3,289	1.57%	$165,020	$3,679	2.23%	$144,364	$3,733	2.59%
Banks	15,720	130	0.83	17,008	532	3.13	19,954	814	4.08
Business and government	171,826	2,399	1.40	138,728	4,270	3.08	105,196	3,700	3.52
Total deposits	396,838	5,818	1.47	320,756	8,481	2.64	269,514	8,247	3.06
Subordinated notes and debentures	12,475	671	5.38	12,439	654	5.26	9,061	484	5.34
Obligations related to securities sold short and under repurchase agreements	29,286	978	3.34	44,006	1,823	4.14	46,487	2,088	4.49
Preferred shares and Capital Trust Securities	1,450	94	6.48	1,449	94	6.49	1,797	109	6.07
Total interest-bearing liabilities	$440,049	$7,561	1.72%	$378,650	$11,052	2.92%	$326,859	$10,928	3.34%
Total net interest income on average earnings assets	$446,256	$11,326	2.54%	$385,028	$8,532	2.22%	$335,743	$6,924	2.06%
1      Net interest income includes dividends on securities.
2
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

3
As a result of the 2009 Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the “Changes in Accounting Policies during the Current Year” section.

TABLE 6 ANALYSIS OF CHANGE IN NET INTEREST INCOME

(millions of Canadian dollars)	2009 vs. 2008			2008 vs. 2007
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Total earning assets	$3,211	$(3,908)	$(697)	$2,805	$(1,073)	$1,732
Total interest-bearing liabilities	(1,357)	4,848	3,491	(1,641)	1,517	(124)
Net interest income	$1,854	$940	$2,794	$1,164	$444	$1,608

NON-INTEREST INCOME
Reported non-interest income was $6,534 million in 2009, an increase of $397 million, or 6%, from 2008. Adjusted non-interest income was $7,294 million, an increase of $1,454 million, or 25%, from the prior year. The increase in adjusted non-interest income was largely due to an increase in the Wholesale Banking and U.S. Personal and Commercial Banking segments. Wholesale Banking non-interest income increased mainly due to higher trading-related non-interest income, partially offset by higher net security losses relating to the exit of the public equity investment portfolio. U.S. Personal and Commercial Banking non-interest income increased largely due to the full-year inclusion of Commerce.

TABLE 7 NON-INTEREST INCOME
(millions of Canadian dollars)	2009 vs. 2008
	2009	2008	2007	% change
Investment and securities services
TD Waterhouse fees and commissions	$465	$405	$438	14.8%
Full-service brokerage and other securities services	451	565	559	(20.2)
Underwriting and advisory	387	214	338	80.8
Investment management fees	191	198	197	(3.5)
Mutual funds management	718	863	868	(16.8)
Total investment and securities services	2,212	2,245	2,400	(1.5)
Credit fees	622	459	420	35.5
Net securities gains (losses)	(437)	331	326	(232.0)
Trading income (loss)	685	(794)	591	186.3
Service charges	1,507	1,237	1,019	21.8
Loan securitizations	468	231	397	102.6
Card services	733	589	451	24.4
Insurance, net of claims	913	927	1,005	(1.5)
Trust fees	141	140	133	0.7
Other income (loss)	(310)	772	615	(140.2)
Total	$6,534	$6,137	$7,357	6.5%

TRADING-RELATED INCOME
Trading-related income is the total of net interest income on trading positions, trading income which includes income from trading loans, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Trading-related income increased by $2,522 million from 2008. The increase was due to improved market conditions which resulted in record trading results. Interest rate and foreign exchange (FX) businesses benefitted from wider spreads, increased client activity, and trading opportunities from elevated levels of volatility in the market. Credit portfolios benefitted from improved asset values from tighter spreads and increased liquidity as compared to losses a year ago from the severe decline in credit market liquidity, and a recovery of a loan commitment. Equity revenue also improved due to a recovery in global equity prices as compared to a sharp decline a year ago.
The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of the Bank’s trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in non-interest income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 8 TRADING-RELATED INCOME

(millions of Canadian dollars)	2009	2008	2007
Net interest income (loss)	$1,210	$379	$ (55)
Trading income (loss)	685	(794)	591
Loans designated as trading under the fair value option1	47	(165)	(38)
Total trading-related income (loss)	$1,942	$(580)	$498
By product
Interest rate and credit portfolios	$1,292	$(663)	$239
Foreign exchange portfolios	573	481	312
Equity and other portfolios	30	(233)	(15)
Loans designated as trading under the fair value option	47	(165)	(38)
Total trading-related income (loss)	$1,942	$(580)	$498
1
Excludes amounts related to securities designated as trading under the fair value option that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

FINANCIAL RESULTS OVERVIEW
Expenses

AT A GLANCE OVERVIEW
•	Reported non-interest expenses were $12,211 million, an increase of $2,709 million, or 29%, from the prior year.
•	Adjusted non-interest expenses were $11,016 million, an increase of $1,725 million, or 19%, from the prior year.
•	Reported efficiency ratio was 68.4%, a decline in efficiency of 360 bps from 64.8% in the prior year.
•	Adjusted efficiency ratio was 59.2%, an improvement in efficiency of 540 bps from 64.6% in the prior year.

NON-INTEREST EXPENSES
Reported non-interest expenses for 2009 were $12,211 million, compared with $9,502 million in 2008, an increase of $2,709 million, or 29%. Reported non-interest expenses included $429 million of restructuring and integration charges attributable to the Commerce acquisition; the prior year included $111 million of restructuring and integration charges and also benefited from a $477 million reduction of expenses related to the release of the Enron litigation reserve. Adjusted non-interest expenses were $11,016 million, compared with $9,291 million in 2008, an increase of $1,725 million, or 19%. U.S. Personal and Commercial Banking non-interest expenses increased primarily due to the full-year inclusion of Commerce and increased FDIC premiums. Wholesale Banking non-interest expenses increased primarily due to higher variable compensation driven by stronger results. Canadian Personal and Commercial Banking non-interest expenses increased largely due to higher employee compensation and investment in new branches. Wealth Management non-interest expenses increased primarily due to the full year inclusion of U.S. wealth management businesses and continued investment in the sales force in the advice-based businesses.

EFFICIENCY RATIO
Efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.
The Bank’s adjusted efficiency ratio improved from 2008, primarily due to the increase in Wholesale Banking revenue.

TABLE 9 NON-INTEREST EXPENSES AND EFFICIENCY RATIO
(millions of Canadian dollars, except as noted)	2009 vs. 2008
	2009	2008	2007	% change
Salaries and employee benefits
Salaries	$3,671	$3,089	$2,737	18.8%
Incentive compensation	1,342	1,235	1,286	8.7
Pension and other employee benefits	826	660	583	25.2
Total salaries and employee benefits	5,839	4,984	4,606	17.2
Occupancy
Rent	559	463	390	20.7
Depreciation	323	225	163	43.6
Property tax	50	33	21	51.5
Other	281	214	162	31.3
Total occupancy	1,213	935	736	29.7
Equipment
Rent	285	216	192	31.9
Depreciation	277	213	199	30.0
Other	335	254	223	31.9
Total equipment	897	683	614	31.3
Amortization of other intangible assets	653	577	499	13.2
Restructuring costs	36	48	67	(25.0)
Marketing and business development	566	491	445	15.3
Brokerage-related fees	274	252	233	8.7
Professional and advisory services	740	569	488	30.1
Communications	239	210	193	13.8
Other expenses
Capital and business taxes	274	234	196	17.1
Postage	156	138	122	13.0
Travel and relocation	138	106	84	30.2
Other	1,186	275	692	331.3
Total other expenses	1,754	753	1,094	132.9
Total expenses	$12,211	$9,502	$8,975	28.5%
Efficiency ratio - reported	68.4%	64.8%	62.8%	360 bps
Efficiency ratio - adjusted	59.2	64.6	59.6	(540)

FINANCIAL RESULTS OVERVIEW
Taxes

Reported total income and other taxes decreased by $195 million, or 15%, from 2008. Income tax expense, on a reported basis, was down $296 million, or 55%, from 2008. Other taxes were up $101 million, or 14%, from 2008. Adjusted total income and other taxes were up $470 million, or 36%, from 2008. Total income tax expense, on an adjusted basis, was up $369 million, or 67%, from 2008.
The Bank’s effective income tax rate, on a reported basis, was 7.6% for 2009, compared with 13.1% in 2008. The year-over-year decrease was primarily caused by a decrease in reported net income before taxes, a proportionate increase in tax exempt income, and a lower effective tax rate on international operations.
TD reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $196 million in the year, compared to $178 million in 2008, is not part of the Bank’s tax rate reconciliation.

TABLE 10 TAXES

(millions of Canadian dollars, except as noted)		2009		2008		2007
Income taxes at Canadian statutory income tax rate	$1,006	31.8%	$1,342	32.7%	$1,627	34.9%
Increase (decrease) resulting from
Dividends received	(333)	(10.5)	(345)	(8.4)	(423)	(9.1)
Rate differentials on international operations	(448)	(14.1)	(457)	(11.1)	(336)	(7.2)
Other - net	16	0.4	(3)	(0.1)	(15)	(0.3)
Provision for income taxes and effective income tax rate - reported	$241	7.6%	$537	13.1%	$853	18.3%

The Bank’s adjusted effective income tax rate was 17.2% for 2009, compared with 13.7% in 2008. The increase this year was mainly due to an increase in adjusted net income before taxes, a proportionate decrease in tax exempt income, and a higher effective tax rate on international operations.

TABLE 11 RECONCILIATION OF NON-GAAP PROVISION FOR (RECOVERY OF) INCOME TAXES

(millions of Canadian dollars, except as noted)	2009	2008	2007
Provision for income taxes - reported	$241	$537	$853
Adjustments for items of note
Amortization of intangibles	229	239	184
Reversal of Enron litigation reserve	-	(154)	-
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	114	(23)	-
Gain relating to restructuring of Visa	-	-	(28)
TD Banknorth restructuring, privatization, and merger related charges	-	-	28
Restructuring and integration charges relating to the Commerce acquisition	153	41	-
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	70	(62)	(16)
Other tax items	-	(34)	-
Provision for insurance claims	-	10	-
General allowance increase (release) in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	77	-	(21)
Settlement of TD Banknorth shareholder litigation	19	-	-
FDIC special assessment charge	20	-	-
Total adjustments for items of note	682	17	147
Provision for income taxes - adjusted	923	554	1,000
Other taxes
Payroll	283	242	218
Capital and premium taxes	268	228	191
GST and provincial	172	172	170
Municipal and business	126	106	89
Total other taxes	849	748	668
Total taxes - adjusted	$1,772	$1,302	$1,668
Effective income tax rate - adjusted1	17.2%	13.7%	20.1%
1	Adjusted effective income tax rate is adjusted provision for income taxes before other taxes as a percentage of adjusted net income before tax.

FINANCIAL RESULTS OVERVIEW
Quarterly Financial Information

FOURTH QUARTER 2009 PERFORMANCE SUMMARY
Reported net income for the quarter was $1,010 million, a decrease of $4 million, compared with the fourth quarter of 2008. Reported diluted earnings per share were $1.12 for the quarter, compared with $1.22 in the same quarter last year. Adjusted net income for the quarter was $1,307 million, an increase of $642 million, or 97%, compared with the same quarter last year. Adjusted diluted earnings per share were $1.46 for the quarter, compared with $0.79 in the fourth quarter of 2008.
Reported revenue was $4,718 million, an increase of $1,078 million, or 30%, compared with the fourth quarter of 2008. Adjusted revenue was $4,810 million, an increase of $1,407 million, or 41%, compared with the fourth quarter of 2008, driven largely by the Wholesale Banking and Canadian Personal and Commercial Banking segments. Wholesale Banking revenue increased primarily due to higher trading-related revenue, led by interest rate and credit trading. Canadian Personal and Commercial Banking net interest income increased due to strong volume growth across most banking products, particularly in real-estate secured lending as well as personal and business deposits.
PCL was $521 million, an increase of $233 million, or 81%, from the fourth quarter of 2008, largely due to increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking PCL increased largely due to higher personal banking provisions. PCL in U.S. Personal and Commercial Banking increased largely due to higher commercial banking provisions.
Reported non-interest expenses were $3,095 million, an increase of $728 million, or 31%, compared with the fourth quarter of 2008. Adjusted non-interest expenses were $2,807 million, an increase of $175 million, or 7%, compared with the fourth quarter of 2008, largely driven by the U.S. Personal and Commercial Banking and Wholesale Banking segments. U.S. Personal and Commercial Banking non-interest expenses increased due to higher FDIC premiums, the translation effect of the weaker Canadian dollar, and new store openings. Wholesale Banking non-interest expenses increased primarily due to higher variable compensation related to stronger results.
The Bank’s reported effective tax rate was 12% for the quarter, compared with 2% in the same quarter last year. The current quarter increase was mainly caused by higher earnings, a decrease in tax exempt income, and a higher effective rate on international operations.

QUARTERLY TREND ANALYSIS
Over the previous eight quarters, the Bank has had solid underlying earnings growth from its retail business segments. Canadian Personal and Commercial Banking revenue has shown steady growth over the past eight quarters as strong volume growth and steady margins have more than offset a significant increase in PCL. U.S. Personal and Commercial Banking revenue increased sharply in the third quarter of 2008, reflecting the inclusion of Commerce. While the Bank’s U.S. operations remain a positive outlier from a credit perspective, the challenging economic conditions and reclassification of securities to loans has caused the segment to recognize significantly higher PCL in 2009. The combination of increased credit costs and margin compression have offset solid loan and deposit growth and resulted in 2009 quarterly net income being below the level realized in the second half of 2008. Wealth Management’s contribution to earnings started to decline toward the latter part of 2008 as lower net interest income and a decline in fee revenue more than offset strong transaction-related volumes. However, the last two quarters of 2009 were stronger than the first two quarters as equity markets strengthened. Challenging economic conditions contributed to weaker Wholesale Banking earnings throughout 2008, but earnings rebounded in 2009 driven by higher client activity, wider margins, and increased liquidity in capital markets.
The Bank’s earnings have seasonal impacts, principally the second quarter being affected by fewer business days.
The Bank’s earnings are also impacted by market-driven events, transactions, and management actions. All four quarters of 2009 included restructuring and integration charges related to the Commerce integration. The second, third, and fourth quarters of 2008 included restructuring charges relating to the Commerce acquisition, while the third and fourth quarters of 2008 benefited from the first time inclusion of the Commerce earnings.
For a discussion on the fourth quarter 2009 results, see the “Fourth Quarter 2009 Performance Summary” section.

TABLE 12 QUARTERLY RESULTS

(millions of Canadian dollars)	2009				2008
	For the three months ended				For the three months ended
	Oct. 31	July 311	Apr. 301	Jan. 311	Oct. 31	July 31	Apr. 30	Jan. 31
Net interest income	$2,825	$2,833	$2,940	$2,728	$2,449	$2,437	$1,858	$1,788
Non-interest income	1,893	1,834	1,385	1,422	1,191	1,600	1,530	1,816
Total revenue	4,718	4,667	4,325	4,150	3,640	4,037	3,388	3,604
Provision for credit losses	521	557	772	630	288	288	232	255
Non-interest expenses	3,095	3,045	3,051	3,020	2,367	2,701	2,206	2,228
Provision for (recovery of) income taxes	132	209	(8)	(92)	20	122	160	235
Non-controlling interests in subsidiaries, net of income taxes	27	28	28	28	18	8	9	8
Equity in net income of an associated company, net of income taxes	67	84	63	89	67	79	71	92
Net income - reported	1,010	912	545	653	1,014	997	852	970
Adjustments for items of note, net of income taxes
Amortization of intangibles	116	122	127	127	126	111	92	75
Reversal of Enron litigation reserve	-	-	-	-	(323)	-	-	-
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	73	43	134	200	(118)	-	-	-
Restructuring and integration charges relating to the Commerce acquisition	89	70	50	67	25	15	30	-
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	19	75	44	(12)	(59)	(22)	(1)	(25)
Other tax items	-	-	-	-	-	14	-	20
Provision for insurance claims	-	-	-	-	-	-	-	20
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	-	46	77	55	-	-	-	-
Settlement of TD Banknorth shareholder litigation	-	-	39	-	-	-	-	-
FDIC special assessment charge	-	35	-	-	-	-	-	-
Total adjustments for items of note	297	391	471	437	(349)	118	121	90
Net income - adjusted	1,307	1,303	1,016	1,090	665	1,115	973	1,060
Preferred dividends	48	49	41	29	23	17	11	8
Net income available to common shareholders - adjusted	$1,259	$1,254	$975	$1,061	$642	$1,098	$962	$1,052
(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.12	$1.01	$0.59	$0.75	$1.23	$1.22	$1.12	$1.34
Adjusted	1.47	1.47	1.15	1.28	0.79	1.37	1.33	1.46
Diluted earnings per share
Reported	1.12	1.01	0.59	0.75	1.22	1.21	1.12	1.33
Adjusted	1.46	1.47	1.14	1.27	0.79	1.35	1.32	1.45
Return on common shareholders’ equity	11.0%	9.7%	5.6%	7.2%	13.3%	13.4%	13.4%	18.0%
(billions of Canadian dollars)
Average earning assets	$451	$438	$447	$449	$416	$410	$359	$354
Net interest margin as a percentage of average earning assets	2.48%	2.57%	2.70%	2.41%	2.34%	2.36%	2.11%	2.01%
1
During the fourth quarter of 2009 certain comparative amounts retroactive to the first quarter of 2009 have been adjusted to conform with the amendments to CICA Handbook Section 3855. For further details, see the “Changes in Accounting Policies during the Current Year” section.

BUSINESS SEGMENT ANALYSIS
Business Focus

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking, and Wholesale Banking.

Canadian Personal and Commercial Banking comprises our Canadian banking and global insurance businesses. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers. As a leading customer services provider, TD Canada Trust offers anywhere, anytime banking solutions through telephone and internet banking, more than 2,600 automated banking machines, and a network of 1,116 branches located across Canada. TD Commercial Banking serves the needs of medium-sized Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. Under the TD Insurance brand, the Bank offers a broad range of insurance products, including home and automobile coverage, life and health insurance in Canada and the U.S., as well as business property and casualty business in the U.S., in addition to credit protection coverage on TD Canada Trust lending products.

Wealth Management provides a wide array of investment products and services through different brands to a large and diverse retail and institutional global client base. The Bank’s wealth management unit is one of the largest in Canada, based on market share of assets, and comprises a number of advisory, distribution, and asset management businesses, including TD Waterhouse, TD Mutual Funds, and TD Asset Management Inc. (TDAM). In Canada, discount brokerage, financial planning, private investment advice, and private client services cater to the needs of different retail customer segments through all stages of their investing life cycle. U.S. wealth management also provides a wide range of financial advisory, private banking, trust and investment management services to U.S. clients. Through Wealth Management’s discount brokerage channels, it serves customers in Canada and the United Kingdom, and TD Ameritrade serves customers in the U.S. discount brokerage industry and has leadership in both price and service.

U.S. Personal and Commercial Banking comprises the Bank’s retail and commercial banking operations in the U.S. The Bank’s U.S. Personal and Commercial banking operations expanded upon completion of the acquisition of Commerce in March 2008. Operating under the brand TD Bank, America’s Most Convenient Bank, the retail operations provide a full range of financial products and services through multiple delivery channels, including a network of 1,028 branches located in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida, telephone and internet banking and automated banking machines, allowing customers to have banking access virtually anywhere and anytime. U.S. Personal and Commercial Banking also serves the needs of businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs.

Wholesale Banking serves a diverse base of corporate, government, and institutional clients in key financial markets around the world. Under the TD Securities brand, Wholesale Banking provides a wide range of capital markets and investment banking products and services that include: underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and executing daily trading and investment needs.

The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes effects of asset securitization programs, treasury management, general provision for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenue and expenses.
Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to Canadian Personal and Commercial Banking, and the U.S. wealth management businesses to Wealth Management for management reporting purposes to align how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments, the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments, including those items which management does not consider within the control of the business segments. For more information, see the “How the Bank Reports” section. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP measures, see the “Economic Profit and Return on Invested Capital” section. Segmented information also appears in Note 34 to the 2009 Consolidated Financial Statements.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is eliminated in the Corporate segment. The TEB adjustment for the year was $470 million, compared with $513 million last year.

As noted in Note 5 to the 2009 Consolidated Financial Statements, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the PCL related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale together with income earned on the retained interests net of credit losses incurred are included in non-interest income.
The “Business Outlook and Focus for 2010” section for each segment, provided on the following pages, is based on the Bank’s views and the actual “Economic Summary and Outlook” section and the outcome may be materially different. For more information, see the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors That May Affect Future Results” section.

TABLE 13 RESULTS BY SEGMENT
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking1,2		Wholesale Banking		Corporate		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Net interest income	$6,348	$5,790	$270	$347	$3,607	$2,144	$2,488	$1,318	$(1,387)	$(1,067)	$11,326	$8,532
Non-interest income	3,101	3,036	1,935	1,981	1,117	853	733	(68)	(352)	335	6,534	6,137
Total revenue	9,449	8,826	2,205	2,328	4,724	2,997	3,221	1,250	(1,739)	(732)	17,860	14,669
Provision for (reversal of) credit losses	1,155	766	-	-	948	226	164	106	213	(35)	2,480	1,063
Non-interest expenses	4,725	4,522	1,701	1,615	3,213	1,791	1,417	1,199	1,155	375	12,211	9,502
Income (loss) before provision for income taxes	3,569	3,538	504	713	563	980	1,640	(55)	(3,107)	(1,072)	3,169	4,104
Provision for (recovery of) income taxes	1,097	1,114	159	233	(70)	258	503	(120)	(1,448)	(948)	241	537
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	-	-	-	111	43	111	43
Equity in net income of an associated company, net of income taxes	-	-	252	289	-	-	-	-	51	20	303	309
Net income (loss) - reported	2,472	2,424	597	769	633	722	1,137	65	(1,719)	(147)	3,120	3,833
Adjustments for items of note, net of income taxes
Amortization of intangibles	-	-	-	-	-	-	-	-	492	404	492	404
Reversal of Enron litigation reserve	-	-	-	-	-	-	-	-	-	(323)	-	(323)
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	-	-	-	-	-	-	-	-	450	(118)	450	(118)
Restructuring and integration charges relating to the Commerce acquisition	-	-	-	-	276	70	-	-	-	-	276	70
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	-	-	-	-	-	-	-	-	126	(107)	126	(107)
Other tax items	-	-	-	-	-	14	-	-	-	20	-	34
Provision for insurance claims	-	-	-	-	-	-	-	-	-	20	-	20
General allowance increase (release) in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	-	-	-	-	-	-	-	-	178	-	178	-
Settlement of TD Banknorth shareholder litigation	-	-	-	-	-	-	-	-	39	-	39	-
FDIC special assessment charge	-	-	-	-	-	-	-	-	35	-	35	-
Total adjustments for items of note	-	-	-	-	276	84	-	-	1,320	(104)	1,596	(20)
Net income (loss) - adjusted	$2,472	$2,424	$597	$769	$909	$806	$1,137	$65	$(399)	$ (251)	$4,716	$3,813
(billions of Canadian dollars)
Average invested capital	$8.8	$8.3	$4.7	$4.0	$20.0	$13.2	$3.8	$3.6	$2.6	$1.2	$39.9	$30.3
Risk-weighted assets	64	58	8	7	80	83	34	56	4	8	190	212
1	Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking include Commerce. For details, see Note 7 to the 2009 Consolidated Financial Statements.
2
As explained in the “How the Banks Reports” section and Note 1 to the 2009 Consolidated Financial Statements, effective the second quarter ended April 30, 2009, as a result of the reporting-period alignment of U.S. entities, TD Banknorth and Commerce are consolidated using the same period as the Bank.

ECONOMIC SUMMARY AND OUTLOOK

In September 2008, the global financial system came under extreme distress in the wake of the collapse of a key U.S. financial institution amidst ongoing global bailouts of financial and insurance firms. Over the subsequent months, the transmission mechanism between the financial system and real economy proved almost instantaneous, bringing deep economic contractions in late 2008 and early 2009. The extreme interconnectivity of the global economy also became evident, as the most synchronous world recession since the 1930s unfolded.

Global policy makers responded with deep interest rate cuts, massive coordinated fiscal stimulus, and creative actions to help stabilize the global financial system. Although economic challenges continued, these actions paid off. By mid-2009, signs were materializing that the worst of the contraction had passed. A number of Asian and European economies rebounded in the second quarter of 2009, while data pointed to economic growth in the United States and Canada resuming in the third quarter.
The current focus is on the shape of the recovery. Around much of the globe, inventories decreased to remarkably low levels during the recession, implying that even modest improvements in demand will lead to significant gains in production. Real estate markets, which were the epicentre for the financial problems in the U.S. and the U.K., are stabilizing, and given the low levels reached, even a modest improvement could bring a significant boost to economic growth. Previously announced fiscal stimulus programs will continue to be a contributor to economic growth in the coming quarters, while the impact of record low interest rates should continue to encourage growth. Unemployment rates are likely to continue to rise in the near term, but this is a traditional lagging indicator and some of the rise will reflect workers re-entering the labour market, which is a positive. Improved consumer and business confidence should also be reflected in a greater willingness to spend and invest. This is how economies have climbed out of recessions before, and it will play out again.
However, the pace of economic recovery is likely to prove gradual compared to past recessions. In the U.S., the financial system is being repaired, which will take considerable time. Loan losses will continue as foreclosure rates are expected to further increase, and this will likely occur amidst ongoing recapitalization and deleveraging of financial institutions. Further weakness in commercial real estate is anticipated. Another systemic shock to the financial system is highly unlikely, but the wounds of the credit crunch and the economic downturn will be slow to heal. The deleveraging of the global financial system is also not complete and the ability to securitize loans will not return to its prior level. Credit growth should improve, but not in a way to fuel booming economic conditions. The American household has experienced a significant loss of wealth, and this is likely to induce a tendency towards increased savings and a slower trend rate of consumer spending growth during the recovery.
Growth in the U.S. economy is predicted to average 2.4% in 2010, before strengthening to 3.3% in 2011. This level of growth is much lower in comparison to the sharp rebounds that followed the early 1970s and early 1980s recessions. The moderate economic growth combined with only gradual improvement in credit flows means that inflation should not be problematic in the coming year, giving the Federal Reserve flexibility to leave interest rates on hold for some time yet. On the fiscal front, large deficits and mounting debt pose a significant challenge; however, this cannot be addressed while the U.S. economy is fragile.
Although the Canadian banking system proved far more stable than in any other major advanced economy during the global recession, Canada’s heavy export reliance and spill over from the credit crunch still meant that the domestic economy was impacted during the global downturn. Now it should follow the global recovery, with real GDP growth of 2.5% in 2010 and 3.1% in 2011. One of the key restraining factors on Canadian growth will be the export sector. Although it is improving, the sector will remain challenged by a further appreciation in the Canadian dollar (which is expected to touch parity before pulling back). However, the domestic economy will remain the foundation for growth, as evidenced by a housing market that has already rebounded with existing home sales having already returned to pre-recession levels and with prices likely to post a 5 - 7% gain in 2010.

BUSINESS SEGMENT ANALYSIS
Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking businesses in Canada, as well as the Bank’s global insurance operations. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers.

BUSINESS HIGHLIGHTS
•	Achieved revenue growth of 7%, on broad-based volume growth and higher fee revenue.
•
Ongoing investment in customer-facing areas with the objective of further improving customer service. Extended market leadership position for the number of average branch hours by exceeding peers’ average by 59% and continued to lead the industry in new branch openings with 158 opened since 2004.

•	Achieved largest market share gains of five major Canadian banks for business banking, year-over-year and for the cumulative three year period.
•	Achieved external recognition as an industry leader in customer service excellence with distinctions that included the following:
-	Rated #1 for “Customer Service Excellence” among Canada’s five major banks by an independent market research firm Synovate1 for the fifth year in a row.
-	Ranked highest in overall customer satisfaction among the five major Canadian banks for the fourth consecutive year by J.D. Power and Associates2.
-	Call centres recognized with the Highest Banking Industry Customer Satisfaction Award by Service Quality Measurement Group (SQM)3 in 2009 and four of the past five years.
•	While TD Insurance revenue was lower due to higher claims costs, insurance premiums grew 10%, retaining the #1 direct writer position and increasing overall market share in Canada.
•	TD General Insurance and TD Life & Health surpassed $2.8 billion of annual premiums collectively.

1
The Synovate Best Banking Awards for 2009 were based on survey responses from 39,000 banking customers for the year ended August 2009, regionally and demographically representative of the entire Canadian population. Known as the Customer Service Index, the survey has been in existence since 1987.

2
2009 results represented responses from 12,555 Canadian retail banking customers, fielded in March and June 2009 by J.D. Power and Associates, a global marketing information services firm. TD Canada Trust set the highest benchmark scores across all seven major drivers of customer satisfaction: overall experience, account set-up/product offerings, fees, account information, convenience/facility, transaction methods, and problem resolution.

3
SQM Group awards excellence in customer and employee satisfaction for the call centre industry. Between October 1, 2008 and September 30, 2009, SQM telephone surveyed 400 customers within two days of their call to the call centre to understand their satisfaction with their service experience.

CHALLENGES IN 2009
•	Changing cost of funds that began in the fourth quarter of 2007, continued to impact margins on prime-based products.
•	Heightened competition continued from the major Canadian banks and other competitors in residential mortgages, high-yield savings accounts, and term deposits.
•	Increased credit losses as a result of credit quality challenges and higher bankruptcies and delinquencies.
•
Increased insurance claims frequency from an unusually high level of weather-related events, combined with higher average claims costs, particularly in Ontario automobile insurance, resulted in higher loss ratios.

INDUSTRY PROFILE
The personal and business banking environment in Canada is very competitive among the major banks with some strong regional players. The competition makes it difficult to sustain market share gains and distinctive competitive advantages over the long term. Customers expect more convenient and cost effective banking solutions. Continued success depends upon outstanding customer service and convenience, disciplined risk management practices, and expense management. The Canadian property and casualty insurance industry features a relatively large number of participants each with limited market share. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated featuring a few large players.

OVERALL BUSINESS STRATEGY
The strategy for Canadian Personal and Commercial Banking is as follows:
•	Integrate the elements of the comfortable customer experience into everything we do.
•	Be recognized as an extraordinary place to work.
•	Use our strengths to build out under-represented businesses.
•	Simplify activities to be an efficient revenue growth engine.
•	Invest in the future to deliver top tier earnings performance consistently.
•	Establish the TD Insurance brand and build infrastructure for future growth.

REVIEW OF FINANCIAL PERFORMANCE
Canadian Personal and Commercial Banking net income for the year was a record $2,472 million, an increase of $48 million, or 2%, from the prior year. Return on invested capital decreased from 29% last year to 28% in 2009.
Revenue for the year was $9,449 million, an increase of $623 million, or 7%, compared with last year mainly due to strong net interest income. The main contributor to revenue growth was solid broad-based volume growth particularly in personal and business deposits and real estate secured lending, which was partly offset by margin compression mainly from deposits.
Compared with last year, real estate secured lending average volume (including securitizations) grew by $18 billion, or 12%, credit card lending volume grew by $1 billion, or 15%, and personal deposit volume grew $15 billion, or 14%. Business deposits grew by $7 billion, or 16%, and originated gross insurance premiums grew by $247 million, or 10%. Personal loans grew by $3 billion, or 15%, and business loans and acceptances grew by $7 billion, or 16%.
Margin on average earning assets decreased by 5 bps to 2.90% compared with last year due to margin compression primarily from the low overall level of interest rates.
Provision for credit losses (PCL) for the year was $1,155 million, an increase of $389 million, or 51%, compared with last year. Personal banking PCL was $1,065 million, an increase of $347 million, or 48%, compared with last year, mainly due to higher loss rates on credit cards and unsecured lines of credit. Business banking PCL was $90 million, an increase of $42 million, or 88%, compared with the prior year reflecting the weaker economic conditions. PCL as a percentage of credit volume was 0.52%, increasing 14 bps from last year.
Non-interest expenses for the year were $4,725 million, an increase of $203 million, or 4%, compared with last year. Higher employee compensation, the full year inclusion of the U.S. insurance and credit card businesses transferred to the segment in the third quarter of 2008, and investment in new branches contributed to the increase in expenses. The average full-time equivalent (FTE) staffing levels increased by 558, or 2%, from last year. This increase was due to the full year inclusion of the U.S. insurance and credit card businesses and increases in the insurance, business banking, and real estate secured lending businesses. The efficiency ratio for the year improved to 50.0% compared with 51.2% last year.

TABLE 14 CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)	2009	2008	2007
Net interest income1	$6,348	$5,790	$5,401
Non-interest income	3,101	3,036	2,848
Provision for credit losses1	1,155	766	608
Non-interest expenses	4,725	4,522	4,256
Income before provision for income taxes	3,569	3,538	3,385
Provision for income taxes	1,097	1,114	1,132
Net income - reported	$2,472	$2,424	$2,253

Selected volumes and ratios
Average loans and acceptances (billions of Canadian dollars)	$168	$156	$133
Average deposits (billions of Canadian dollars)	174	152	141
Return on invested capital	28.1%	29.3%	27.1%
Efficiency ratio	50.0	51.2	51.6
Margin on average earning assets1	2.90	2.95	3.05
1	Including securitized assets.

KEY PRODUCT GROUPS
Personal Banking
•
Personal Deposits - Increased equity market volatility, economic uncertainty, and the Bank’s market leadership position has led to record volume growth in chequing, savings, and term deposits. Despite an increasingly competitive personal deposit landscape, the Bank maintained its leadership in market share.

•
Consumer Lending - Personal loan and credit card balances grew compared with 2008, resulting from continued credit card account growth, particularly in rewards-based products, combined with higher auto lending volumes.

•
Real Estate Secured Lending - Lending activities increased in 2009 reflecting improved Canadian housing market conditions, buoyed by low mortgage rates and improvement in consumer confidence. Customer retention remained strong.

Business Banking
•
Commercial Banking - Continued investment in branches and customer-facing resources resulted in volume growth across all products, particularly deposits, which saw double digit growth. While credit losses were up over 2008, this was largely due to economic conditions.

•
Small Business Banking - The customer base continued to grow in 2009 despite the economic environment, and year-over-year deposit volumes exceeded expectations. Strategic focus continued on the addition of small business advisors in retail branches.

•
Merchant Services Banking - Merchant services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 100,000 business locations across Canada. Client volumes and revenues continued to increase in 2009 supported by industry leading product and service capabilities including acquiring a MasterCard Acquiring License and offering full support for new debit and contactless payment offerings.

Insurance
•	TD General Insurance is the leader in the direct personal automobile and home insurance industry in Canada.
•	TD Life and Health provides simple life, critical illness, and accident insurance in Canada with three million customers covered.
•	TD Insurance full-service broker is the 9th largest bank owned insurance broker in the U.S.

BUSINESS OUTLOOK AND FOCUS FOR 2010
Although revenue is vulnerable to economic and market conditions, and a competitive pricing environment, the outlook for revenue growth is expected to be moderate and comparable to last year. While volume growth is expected to be lower than last year across most products, margins on average are expected to be relatively stable and revenue is expected to continue to benefit from the increased leadership position in branch hours and continued investment in our network. PCL is expected to increase into 2010, reflective of continued challenging conditions in the Canadian economy. Non-interest expenses are anticipated to be higher relative to last year due to higher employee compensation and benefit costs and investment in strategic initiatives to support future growth. Our key priorities for 2010 are as follows:
•	Integrate the elements of the comfortable customer experience into everything we do.
•	Be recognized as an extraordinary place to work.
•	Use our strengths to build out under-represented businesses.
•	Simplify activities to be an efficient revenue growth engine.
•	Invest in the future to consistently deliver top-tier earnings performance.
•	Establish our TD Insurance brand and build infrastructure for future growth.

BUSINESS SEGMENT ANALYSIS
Wealth Management

Through our online brokerage, advice-based, and asset management businesses, TD Wealth Management helps retail and institutional clients build, preserve, and transition wealth.

BUSINESS HIGHLIGHTS
•
Wealth Management (composed of Global Wealth and the Bank’s investment in TD Ameritrade) net income of $597 million was 22% below 2008 primarily due to challenging equity markets and the low interest rate environment. The Bank’s investment in TD Ameritrade contributed earnings of $252 million for the year, 13% lower than the previous year.

•
Revenue decreased compared with last year, primarily due to lower fee revenue in mutual funds driven by lower average assets under management, and net interest margin compression. These decreases were partially offset by higher trading volumes in the online brokerage operation.

•
Global Wealth assets under administration of $191 billion as at October 31, 2009, increased by $18 billion, or 10%, compared with October 31, 2008 primarily due to the addition of new client assets and market appreciation compared with the downward trend of the market in the fourth quarter of 2008. Assets under management of $171 billion as at October 31, 2009 increased by $1 billion compared with October 31, 2008 due to net new client assets and recent market improvement.

•
The online brokerage business experienced record trading volumes, increasing 32% over 2008. In the U.K., our online brokerage operation moved into the number one market position, as ranked by trades per day, with the acquisition of OMX Securities.

•	The advice-based businesses grew by 75 net new client-facing advisors. In addition, the business benefitted from higher new issue activity this year.
•
TD Mutual Funds successfully launched Comfort Funds in December 2008 with sales exceeding $700 million. TD Mutual Funds achieved record sales for long-term funds and completed the year being ranked number one in long-term funds in the industry.

CHALLENGES IN 2009
•
Fee revenue in the first half of the year was impacted by declines in global equity markets, though a recovery was evident in the second half of the year. As the market value of assets under administration and management recover, fee revenue should improve.

•
Net interest income declined as margins on cash deposits narrowed due to significant drops in interest rates. Net interest income is likely to remain challenged until interest rates improve which may not occur until late fiscal 2010.

INDUSTRY PROFILE
TD Wealth Management operates in three markets: Canada, the U.S., and the U.K. and Europe. In Canada, the industry is extremely competitive consisting of players such as major banks, large insurance companies, and monoline wealth organizations. The Bank has a leading market share in online brokerage and asset management, and a growing share of the advice-based businesses. Given the level of competition, success will lie in our ability to deliver an exceptional client experience as well as leveraging scale to improve earnings.
In the U.S., the wealth management industry is large but fragmented, consisting of banks, discount brokers, mutual fund companies, and private banks. The Bank competes against national and regional banks, as well as brokerages in the Northeast U.S. The priority of our focus is to capitalize on the large and loyal client base of our U.S. retail bank, thereby deepening relationships to include investments.
In the U.K. and Europe, the industry is led by strong regional players with little pan-European presence or brand. The Bank competes by providing a great online experience with access to a wide range of products through its global businesses, including TD Waterhouse - Canada.

OVERALL BUSINESS STRATEGY
In Canada, our strategy is three-fold:
•	In advice-based channels, work with our retail bank partners to fulfill the needs of the mass affluent and high-net-worth clients through our 1,800 client-facing advisors.
•	In the online channel, target long-term active investors whose priorities are competitive prices, strong service levels, and leading-edge analytical and trading tools.
•	In retail asset management, focus on servicing the TD Canada Trust customer base through our proprietary product offering.

In the U.S., our focus is on building an advisory capability by leveraging our U.S. retail bank TD Bank, America’s Most Convenient Bank, and its large and loyal customer base.

In the U.K. and Europe, our strategic focus is directed at self-serve investors looking for competitive prices and a high level of service. We are also building a corporate services offering to provide back-office services to external organizations.

REVIEW OF FINANCIAL PERFORMANCE
Wealth Management net income for the year was $597 million, a decrease of $172 million, or 22%, compared with last year. The decrease was primarily due to lower revenue in mutual funds driven by lower average assets under management and lower average fees, net interest margin compression, and lower income from the Bank’s reported investment in TD Ameritrade. These declines were partially offset by higher trading volumes in the online brokerage operation, increased long-term mutual fund sales, and increased revenue from new issues. The Bank’s reported investment in TD Ameritrade generated net income for the year of $252 million, a decrease of $37 million, or 13%, compared with the same period last year. The return on invested capital for the year was 13%, compared with 19% last year.
Global Wealth revenue for the year was $2,205 million, a decrease of $123 million, or 5%, compared with last year. Asset management revenue decreased due to lower average assets under management and lower average fees. Online brokerage revenue declined slightly due to decreases from lower interest spread revenue which was partially offset by record trading volumes and higher ownership in Internaxx, U.K. Advice-based revenue increased primarily due to the full year inclusion of the U.S. wealth management businesses.
Non-interest expenses were $1,701 million in 2009, an increase of $86 million, or 5%, compared with last year. The increase in expenses was mainly due to the full year inclusion of the U.S. wealth management businesses, higher ownership in Internaxx, U.K., higher volume-related expenses, and our continued investment in growing the sales force in advice-based businesses. These expenses were partially offset by lower variable compensation impacted by business results and prudent expense management.
Average FTE staffing levels increased by 445, or 7%, compared with last year. The increase was mainly due to the inclusion of the U.S. wealth management businesses, the addition of new client-facing advisors and support staff, and increased processing staff to handle a higher number of new accounts related to the Tax Free Savings Account and higher trading volumes. The efficiency ratio for the year worsened to 77.1% compared to 69.4% in the prior year, primarily due to the decline in revenue and the inclusion of U.S. wealth management businesses.
 TD Ameritrade’s contribution to Wealth Management’s net income was $252 million, down $37 million, or 13%, compared with last year. TD Ameritrade’s underlying net income decreased US$160 million, or 20%, compared to last year, driven mainly by a 33% decline in asset-based revenue and a 6% rise in non-interest expenses this year. However, Wealth Management’s equity share of TD Ameritrade’s net income declined 13% year-over-year due to lower base earnings and rising segment allocations. This was partially offset by the positive translation effect of a weaker Canadian dollar and the increase in the Bank’s beneficial ownership of TD Ameritrade shares.
Assets under administration of $191 billion as at October 31, 2009 increased by $18 billion, or 10%, compared with October 31, 2008, primarily due to net new client assets and market increases in the second half of the year. Assets under management of $171 billion as at October 31, 2009 increased by $1 billion compared with October 31, 2008.

TABLE 15 TOTAL WEALTH MANAGEMENT

(millions of Canadian dollars, except as noted)	2009	2008	2007
Net interest income	$270	$347	$318
Non-interest income	1,935	1,981	1,995
Non-interest expenses	1,701	1,615	1,551
Income before provision for income taxes	504	713	762
Provision for income taxes	159	233	261
Global Wealth net income	345	480	501
Equity in net income of an associated company, net of income taxes	252	289	261
Net income - reported	$597	$769	$762

Selected volumes and ratio
Assets under administration (billions of Canadian dollars)	$191	$173	$185
Assets under management (billions of Canadian dollars)	171	170	160
Return on invested capital	12.8%	19.4%	20.0%
Efficiency ratio	77.1	69.4	67.1

TD AMERITRADE HOLDING CORPORATION
As at October 31, 2009, the Bank’s reported investment in TD Ameritrade was 45.1% of the issued and outstanding shares of TD Ameritrade.
On January 24, 2009, the limit in the Bank’s beneficial ownership of TD Ameritrade under the Stockholders’ Agreement increased from 39.9% to 45%. Pursuant to the terms of the Stockholders’ Agreement, the Bank will not exercise the voting rights in respect of any shares held in excess of the 45% limit. On March 2, 2009, the Bank took delivery of 27 million shares in settlement of its amended hedging arrangement with Lillooet Limited (Lillooet) at a hedged cost to the Bank of US$515 million. As Lillooet was consolidated in the Bank’s Consolidated Financial Statements, the replacement of the amended hedge arrangement with the direct ownership of the 27 million shares had no material impact on the Bank’s financial position or results of operations.
As a result of the issuance of shares on June 11, 2009 by TD Ameritrade in connection with its acquisition of thinkorswim Group Inc., the Bank’s ownership position in TD Ameritrade decreased from 47.5% as at April 30, 2009 to 45.1% as at October 31, 2009.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements filed with the SEC, are provided as follows:

TABLE 16 CONDENSED CONSOLIDATED BALANCE SHEET
(millions of Canadian dollars)		As at Sept. 30
	2009	2008
Assets
Receivables from brokers, dealers, and clearing organizations	$1,778	$ 4,177
Receivables from clients, net of allowance for doubtful accounts	5,712	6,934
Other assets	10,882	4,841
Total assets	$18,372	$15,952
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,492	$5,770
Payable to clients	9,915	5,071
Other liabilities	2,414	2,186
Total liabilities	14,821	13,027
Stockholders’ equity	3,551	2,925
Total liabilities and stockholders’ equity	$18,372	$15,952

TABLE 17 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of Canadian dollars)		For the years ended
	Sept. 30, 2009	Sept. 30, 2008
Revenues
Net interest revenue	$347	$550
Fee-based and other revenue	2,061	1,987
Total revenue	2,408	2,537
Expenses
Employee compensation and benefits	511	503
Other	835	771
Total expenses	1,346	1,274
Other income (expense)	(2)	1
Pre-tax income	1,060	1,264
Provision for income taxes	416	460
Net income1	$644	$804
Earnings per share - basic	$1.11	$1.35
Earning per share - diluted	$1.10	$1.33
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

KEY PRODUCT GROUPS
Online brokerage
•
The online business has experienced record trade volumes and very strong new account growth as volatility in the global equity markets attracted new investors and increased trade activities of clients. Our Canadian and U.K. online businesses are number one in each of their respective markets as measured by trade volumes.

Advice-based
•	Despite the market turmoil, we continued to grow our client-facing advisors by adding 75 net new investment advisors and financial planners this fiscal year.
•	The focus for our wealth management business in the U.S. is to leverage our retail bank client base.

 Asset Management
•	In 2009, we were ranked number one in the industry in long term net fund sales. This was achieved by a strong sales focus in our retail branches and in the broker/dealer network.
•	Successfully launched our new proprietary Comfort portfolios in TD Canada Trust to simplify the investment choices for retail bank customers in Canada.
•	In our institutional business, the Bank leveraged our premium brand and capabilities to win over 100 new mandates, which amounted to $10 billion in new assets under management.

BUSINESS OUTLOOK AND FOCUS FOR 2010
We remain cautiously optimistic as we move into 2010. While the markets have regained their momentum since hitting their lows in March 2009, we are not yet confident that this is fully sustainable in the near term. For the longer term, our prospects for growth remain positive. Our key priorities for 2010 are as follows:
•	In both Canada and the U.K., increase share of the online brokerage market by enhancing functionality with access to global markets and enhanced fixed income trading capability.
•	Continue to elevate the client experience in our advice-based channels, by improving our service offerings and enhancing advisor tools.
•	Increase proprietary mutual fund sales in retail branches by continuing to offer high quality products and solutions that align to the needs of our retail clients.
•	Leverage our premier institutional asset management capabilities as we compete for new mandates.
•	Further integrate our operations and technology capabilities to drive efficiencies across the Wealth Management platform and to improve client service levels.

BUSINESS SEGMENT ANALYSIS
U.S. Personal and Commercial Banking

Operating under the brand name, TD Bank, America’s Most Convenient Bank, U.S. Personal and Commercial Banking offers a full range of banking services to individuals, businesses, and state/local governments.

BUSINESS HIGHLIGHTS
•	Ranked highest in customer satisfaction with Retail Banking in the Mid-Atlantic Region by J.D. Power and Associates* for the fourth year in a row.
•	Ranked highest in customer satisfaction with Small Business Banking in the U.S. by J.D. Power and Associates* for the third year in a row.
•	Completed the integration of the legacy Banknorth and Commerce systems on September 25th, 2009 and launched the brand name TD Bank, America’s Most Convenient Bank, throughout the entire footprint.
•	Continued focus on organic revenue growth and controlling costs.
•	Grew loans by approximately US$5 billion since last year.
•	Grew deposits by approximately US$7 billion since last year.
•	33 new stores added in 2009.

CHALLENGES IN 2009
•	Effects of economic slowdown.
•	Loan write-offs and impaired loans continued to increase from historically low levels in recent years.
•
Asset quality statistics deteriorated from historically high levels seen in 2007 and most of 2008, resulting in higher PCL, but significantly outperformed U.S. banking industry as a whole in proportionate level of PCL.

•	Low rate environment resulting in significant margin compression.
•	Weakened demand for commercial lending.
•	Regulatory changes - increased FDIC premiums and pending regulations on consumer lending and service charges.

INDUSTRY PROFILE
The personal and business banking environment in the U.S. is very competitive in all areas of the business, and many banks in the U.S. are currently facing significant challenges related to asset quality and capital levels. TD Bank is subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, and insurance companies. Industry consolidation accelerated in 2009 as under-capitalized banks were acquired by stronger banks. Keys to profitability are attracting and retaining customer relationships over the long term, effective risk management, rational product pricing, the use of technology to deliver products and services for customers anytime/anywhere, growing fee-based businesses, and the effective control of operating expenses.

OVERALL BUSINESS STRATEGY
The strategy for U.S. Personal and Commercial Banking is:
•	Deliver superior customer service across all channels.
•	Increase market recognition of the TD Bank brand, America’s Most Convenient Bank.
•	Continue to be recognized as the leader in convenience banking.
•
Focus on organic banking growth (including building new stores), particularly in core chequing accounts, commercial and small business loans, and fee-based product groups which will increase with higher return on invested capital.

•	Maintain strong asset quality and expense discipline.
•	Continue the acquisition strategy throughout the existing footprint and other niche areas of the U.S. where it meets risk requirements and can be arranged in a shareholder-friendly way.

REVIEW OF FINANCIAL PERFORMANCE
As described in the “How the Bank Reports” section, effective the quarter ended April 30, 2009, the reporting periods of all units within U.S. Personal and Commercial Banking are now aligned with the Bank. Previously, the results of TD Banknorth and Commerce were reported on a one month lag. The results for the year include net income for the period October 1, 2008 to October 31, 2009, while the results for January 2009 has been excluded from the results of U.S. Personal and Commercial Banking during the year.
U.S. Personal and Commercial Banking reported net income and adjusted net income were $633 million and $909 million, respectively, for the current year, compared with $722 million and $806 million, respectively, in the prior year. Adjusted net income for the current year excludes $276 million (US$240 million) of after-tax charges related to restructuring and integration expenses while the prior year excludes $70 million (US$68 million) of such after-tax charges. The $103 million, or 13%, increase in adjusted net income related primarily to the full year inclusion of Commerce results this year and the translation effect of a weaker Canadian dollar, partially offset by higher PCL. Actual adjusted net income for the current year is lower than the previously announced estimate, as the effects of the economic slowdown, the low interest rate environment, and higher PCL adversely affected growth rates in the segment compared to management’s earlier expectations. Return on invested capital decreased from 6.1% last year to 4.5% in 2009.
Revenue for the year was US$4,053 million, an increase of US$1,101 million, or 37%, compared with last year, primarily due to the full year inclusion of Commerce results. Adjusted for the impact of Commerce, revenue decreased slightly due largely to margin compression (including effects of higher non-performing assets), partially offset by strong loan and deposit growth. Margin on average earning assets declined by 32 bps to 3.52% compared with last year due to the low rate environment and increased levels of non-performing loans.
Certain debt securities, including all non-agency collateralized mortgage obligations (CMOs), which were previously accounted for as available-for-sale securities were reclassified to loans in 2009 as a result of amendments to Canadian GAAP which provide that debt securities that are not quoted in an active market may be classified as loans. These debt securities were reclassified at their amortized cost retroactive to November 1, 2008. As at October 31, 2009, debt securities with an amortized cost of US$7.3 billion ($7.9 billion) were reclassified as loans. The impact of reclassification was the reversal of the unrealized loss recognized in other comprehensive income (OCI) with the offset being an increase in the carrying value of the assets. Under a loan accounting framework, a general allowance was also required for certain reclassified debt securities. The general allowance was retroactively established for certain debt securities and totalled US$256 million at October 31, 2009. The general allowance was recorded by a US$89 million provision recorded as an adjustment to November 1, 2008, opening retained earnings, a US$75 million provision in the first quarter of 2009, a US$95 million provision in the second quarter of 2009, and a US$3 million reversal in the fourth quarter of 2009. In the fourth quarter of 2009 a US$42 million specific reserve was also recorded against certain of these debt securities. The fair value of this portfolio as at October 31, 2009 was approximately US$7.0 billion, or US$321 million below their carrying value, net of specific allowance for credit losses.
PCL was US$810 million, an increase of US$588 million, or 265%, compared with last year. Higher provisions related largely to higher levels of charge-offs, higher reserve requirements resulting from the economic recession in the U.S, and $209 million of provisions on debt securities classified as loans. Net impaired loans were US$993 million, an increase of US$680 million, or 217%, compared to October 31, 2008 due to net new formations resulting from continued weakness in the real estate markets, the recession in the U.S, and US$181 million for impaired debt securities classified as loans.
Reported non-interest expenses were US$2,763 million, an increase of US$1,001 million, or 57%, compared with last year, due primarily to the full year inclusion of Commerce, higher integration charges, increased FDIC premiums, and the impact of new stores, partly offset by Commerce deal expense synergies during the year. Excluding restructuring and integration charges, adjusted expenses increased US$736 million, or 44%. The reported efficiency ratio for the year worsened to 68.0%, compared with 59.8% last year. The adjusted efficiency ratio for the year worsened to 59.0%, compared with 56.1% in 2008. The efficiency ratios worsened primarily due to margin compression, higher FDIC premiums, and new store openings. The total year end FTE staff level decreased by 531, or 3%, compared with last year end due to the achievement of synergies partially offset by the impact of opening 33 new stores in 2009. Additional reductions are expected in the first quarter of 2010 as integration efforts wind down.

TABLE 18 U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)			Canadian dollars			U.S. dollars
	2009	20081	2007	2009	20081	2007
Net interest income	$3,607	$2,144	$1,365	$3,093	$2,110	$1,228
Non-interest income	1,117	853	583	960	842	522
Provision for credit losses - loans	698	226	120	601	222	108
Provision for credit losses - debt securities classified as loans	250	-	-	209	-	-
Non-interest expenses	2,786	1,681	1,142	2,391	1,655	1,024
Income before provision for income taxes	990	1,090	686	852	1075	618
Provision for income taxes	81	284	236	71	281	211
Non-controlling interests in subsidiaries	-	-	91	-	-	79
Net income - adjusted	909	806	359	781	794	328
Total adjustments for items of note2	276	84	39	240	82	33
Net income - reported	$633	$722	$320	$541	$712	$295
Selected volumes and ratios
Average loans and acceptances (billions of dollars)	$61	$38	$29	$53	$38	$26
Average deposits (billions of dollars)	92	52	31	79	51	28
Return on invested capital	4.5%	6.1%	4.6%
Efficiency ratio - reported	68.0	59.8	62.7
Efficiency ratio - adjusted	59.0	56.1	58.6
Margin on average earning assets3	3.52	3.84	3.93
1	The wealth management and insurance agency businesses in the U.S. were transferred to other segments effective April 1, 2008. Prior period results were not restated.
2
Total adjustments for items of note include the following: 2009 - $276 million related to integration and restructuring charges; 2008 - $84 million related to integration and restructuring charges; 2007 - $39 million related to restructuring, privatization, and merger-related charges.

3
Average deposits and margin on average earning assets exclude the impact related to the money market deposit account (MMDA) agreement with TD Ameritrade. The MMDA is described in Note 35 to the 2009 Consolidated Financial Statements.

KEY PRODUCT GROUPS
Personal Banking
•
Personal Deposits - Continued to build on the reputation as America’s Most Convenient Bank by opening 33 new stores. Delivered strong year-over-year growth driven by maturing stores and a competitive product offering.

•
Consumer Lending - Principal product offerings of home equity loans/lines of credit and auto loans offered through a network of auto dealers, continued to grow organically. Loan loss rates have increased over the prior year, but remain at the lower end of loss rates in the industry.

•
Residential Real Estate Secured Lending - Successfully implemented a new in-house residential mortgage origination model from Maine to Florida. Loan volumes have increased by approximately $2 billion over last year. In-store originations are a key focus to leverage cross-sell opportunities.

•
Small Business Banking and Merchant Services - With a total of $1.6 billion of loans and $6.9 billion of deposits the Small Business Banking group continues to be among the top rated small business lenders in most of our markets. Merchant Services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 14,000 business locations in our footprint.

Commercial Banking
•
Commercial Banking - Loan volumes were strong in the first half of the year due to capital constrained competitors, but slowed considerably in the second half of the year. Commercial loan balances increased approximately by $1.2 billion since last year and growth is expected to slow significantly in 2010. While loan losses have increased, primarily in the for-sale residential real estate sector, our overall asset quality remains better than the industry.

BUSINESS OUTLOOK AND FOCUS FOR 2010
Continue to build on the strength of industry-leading convenience banking, providing superior customer service and efficient, local decision making. Store openings in excess of 30 are expected in 2010. PCL are expected to remain elevated in 2010. Fee income will grow modestly due to continued economic and regulatory factors while operating expenses will be managed closely. Actual restructuring charges associated with the Commerce integration are expected to be higher than the previously announced estimate, for a total in the range of US$525 million to US$550 million pre-tax taken through the first quarter of 2010, as a result of anticipated technology front- and back-end system expenditures and deeper restructuring, and expenses related to post-conversion processing issues. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over the long-term. The expectation of a stronger Canadian dollar for 2010 is a potential headwind. Our key priorities for 2010 are as follows:
•	Continue momentum in organic growth of core deposits and loans, while keeping strong credit quality and competitive pricing to maintain customer relationships.
•	Continue to deliver convenient banking solutions and services that exceed customer expectations.
•	Continue business expansion by opening new stores in wealthy markets such as Boston and Florida.
•	Manage expenses to support positive operating leverage.
•	Take advantage of profitable acquisition opportunities where risk requirements are met.

BUSINESS SEGMENT ANALYSIS
Wholesale Banking

Wholesale Banking serves a diverse base of corporate, government, and institutional clients in key global financial centres.

Revenue
(millions of Canadian dollars)	2009	2008	2007
Investment banking and capital markets	$3,154	$553	$1,793
Corporate banking	397	370	337
Equity investments	(330)	327	364
Total	$3,221	$1,250	$2,494

BUSINESS HIGHLIGHTS
•	Record net income for the year of $1,137 million.
•	Return on invested capital of 30%, compared with 2% last year.
•	Improved asset values, high volatility, elevated volumes, wider bid-offer spreads, and tightened credit spreads drove record revenue in several businesses.
•	Reduced risk-weighted assets (RWA) by $22 billion, or 39%, to $34 billion.
•	Grew franchise fixed income and FX businesses.
•	Repositioned credit trading business to focus on North America.
•	Centralized Asia-Pacific presence in Singapore.
•	Executed strategic decision to spin out the TD Capital private equity fund of funds business.
•	Maintained top-three dealer status in Canada (for the nine-month period ended September 30, 2009):
- #1 in equity block trading
- #2 in fixed-income trading
- #2 in fixed-income underwriting
- #3 in equity underwriting (full credit to bookrunner).

CHALLENGES IN 2009
•	Strategic decision to exit the public equity investment portfolio realizing security losses.
•	Managing the residual risk and earnings impact associated with the exit of non-core positions and business lines.

INDUSTRY PROFILE
The wholesale banking sector in Canada is a mature market with competition primarily from the Canadian banks, large global investment firms, and to a lesser extent, small niche investment banks and dealers. Credit market turmoil has altered the competitive landscape as some competitors have exited the market or retrenched their operations. While capital is now returning to the market, there is a greater focus on client driven revenue given pressures to maintain a lower risk profile and reduce balance sheet usage. In order to successfully compete, firms offer a complete package of products and solutions to clients while maintaining a disciplined approach to risk management, with credit being a key component. Currently there are attractive returns and growth opportunities for wholesale banks that offer innovative client solutions and ideas which span across products and regions.

OVERALL BUSINESS STRATEGY
To provide top quality wholesale banking solutions to existing and prospective corporate, government, and institutional clients in regions where we operate:
•	In Canada, the strategic objective is to continue to strengthen our position as a top-three dealer.
•	In the U.S., extend the goals of the Canadian franchise and leverage the networks of our U.S. businesses. The focus is on growing government fixed income and FX businesses.
•
Globally, extend the goals of our North American franchise, including trading in liquid currencies with high quality government, institutional, and corporate clients, as well as underwriting, distributing, and trading high quality fixed income products.

•	Support and enhance the Bank’s brand with our corporate, government, and institutional client base.

REVIEW OF FINANCIAL PERFORMANCE
Wholesale Banking net income for the year was a record $1,137 million, an increase of $1,072 million compared with last year. Net income was impacted by a substantially improved trading environment characterized by increased liquidity, improved asset values, and periods of elevated volatility which resulted in high client volumes and trading opportunities. The return on invested capital for the year was 30%, compared with 2% last year.
Wholesale Banking revenue was derived primarily from capital markets, corporate lending activities, and investing. Revenue for the year was a record $3,221 million, an increase of $1,971 million, or 158%, compared with last year. Capital markets revenue increased significantly compared with last year primarily due to strong credit, interest rate, and foreign exchange trading revenue, recovery from the cancellation of a loan commitment, higher energy and equity trading, and underwriting revenue. Strong results in interest rate and foreign exchange businesses were driven by wider margins, increases in client activity, and improved asset values as credit spreads tightened. Strong results were also achieved in credit trading compared to credit trading losses in 2008 arising from the severe decline in global market liquidity. The narrowing of credit spreads and outperformance of cash products relative to derivatives resulted in a significant improvement in credit trading revenue. The narrowing of credit spreads also led to a substantial increase in other comprehensive income from gains on the mark-to-market of certain debt securities reclassified from trading to available-for-sale last year. Energy trading revenue increased primarily due to strong client volumes and trading gains from declining natural gas prices. Equity trading revenue increased primarily due to a recovery of global equity markets compared to significant declines last year. Advisory and underwriting revenue were higher reflecting stronger levels of market activity as clients recapitalized to leverage low debt financing costs and investor demand for new equity issues increased. Corporate lending revenue increased primarily due to higher average lending volumes and higher margins. The equity investment portfolio posted significant losses in the year driven by realized net security losses due to the strategic decision to exit the Bank’s public equity investment portfolio.
 PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL was $164 million in 2009, an increase of $58 million, or 55%, compared with prior year. In 2009, PCL increased primarily due to two exposures in the corporate lending portfolio and a single exposure in the private equity portfolio. The accrual cost of credit protection was $41 million, a decrease of $6 million, or 13%, compared with the prior year. Wholesale Banking continues to actively manage credit risk and held $1.4 billion in credit protection against the lending portfolio, a decline of $900 million, or 39%, from last year.
Non-interest expenses for the year were $1,417 million, an increase of $218 million, or 18%, compared with last year. The increase relates primarily to higher variable compensation on stronger results, higher severance costs, and ongoing investments in control processes.
RWA declined by $22 billion, or 39%, to $34 billion this year, primarily due to lower market risk as measured by Value-at-Risk (VaR), the exit of the public equity investment portfolio, and continued reductions in credit trading positions outside North America.

TABLE 19 WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	2009	2008	2007
Net interest income	$2,488	$1,318	$875
Non-interest income (loss)	733	(68)	1,619
Provision for credit losses	164	106	48
Non-interest expenses	1,417	1,199	1,261
Income (loss) before provision for income taxes	1,640	(55)	1,185
Provision for (recovery of) income taxes	503	(120)	361
Net income - reported	$1,137	$65	$824
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	$34	$56	$44
Return on invested capital	30.0%	1.8%	30.1%
Efficiency ratio - reported	44.0	95.9	50.6

KEY PRODUCT GROUPS
Investment Banking and Capital Markets
•
Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation, and execution services, was $3,154 million, an increase of $2,601 million, or 470%, compared with last year. The increase was primarily due to strong rate, currency, and credit trading revenue, and a recovery from the cancellation of a loan commitment. Equity and energy businesses also performed well, and underwriting revenue was strong. Partially offsetting these increases were lower merger and acquisition advisory fees.

Corporate Banking
•
Corporate banking revenue which includes corporate lending, trade finance, and cash management services was $397 million, an increase of $27 million, or 7%, compared with last year. This increase was due to higher margins and fees, and higher average lending volumes.

Equity Investments
•
The equity investment portfolio, composed of public and private equity investments, reported a loss of $330 million, compared with a gain of $327 million in the prior year. The decrease is attributable to the strategic decision to exit the public equity investment portfolio resulting in realized losses on the sale of these investments.

BUSINESS OUTLOOK AND FOCUS FOR 2010
Overall, we expect a less favourable operating environment for Wholesale Banking in 2010. Trading revenue is expected to moderate from record levels as competition increases in the market and a less volatile, low interest rate environment reduces trading opportunities. While economic conditions are expected to improve, there is a potential for higher PCL. Our key priorities for 2010 are as follows:
•	Continue to build the franchise by broadening and deepening corporate client relationships, growing our U.S. rates and global FX businesses.
•	Maximizing the leverage of our Bank partners.
•	Continue to effectively manage capital by exiting or reducing non-core positions.
•	Continue to invest in infrastructure to enhance controls and processes.

BUSINESS SEGMENT ANALYSIS
Corporate

The Corporate segment includes effects of asset securitization programs, treasury management, general provisions for credit losses, the elimination of taxable equivalent and other inter-company adjustments, the impact of tax items at a corporate level, and residual unallocated revenue and expenses.

Corporate segment’s reported net loss for the year was $1,719 million, compared with a reported net loss of $147 million in 2008. The adjusted net loss for the year was $399 million, compared with an adjusted net loss of $251 million last year. The year-over-year change in the adjusted net loss was primarily attributable to lower tax benefits reported this year, losses associated with retail hedging and corporate financing activities, and higher unallocated corporate expenses that were partially offset by a decrease in net securitization losses.
The difference between the reported and adjusted net loss for the Corporate segment was due to items of note as outlined below. These items are described further in the “Financial Results Overview” section within the MD&A.

TABLE 20 CORPORATE
(millions of Canadian dollars)	2009	2008	2007
Net loss - reported	$(1,719)	$(147)	$(162)
Adjustments for items of note, net of income taxes
Amortization of intangibles	492	404	353
Reversal of Enron litigation reserve	-	(323)	-
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	450	(118)	-
Gain relating to restructuring of Visa	-	-	(135)
TD Banknorth restructuring, privatization and merger-related charges	-	-	4
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	126	(107)	(30)
Other tax items	-	20	-
Provision for insurance claims	-	20	-
General allowance increase (release) in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	178	-	(39)
Settlement of TD Banknorth shareholder litigation	39	-	-
FDIC special assessment charge	35	-	-
Total adjustments for items of note	1,320	(104)	153
Net loss - adjusted	$(399)	$(251)	$(9)

Decomposition of items included in net loss - adjusted
Net securitization gain	$(10)	$(69)	$5
Unallocated Corporate expenses	(315)	(268)	(189)
Other	(74)	86	175
Net loss - adjusted	$(399)	$(251)	$(9)

CORPORATE MANAGEMENT
The corporate management function of the Bank comprises audit, legal and compliance, corporate and public affairs, economics, enterprise technology solutions, finance, treasury and balance sheet management, human resources, marketing, office of the ombudsman, enterprise real estate management, risk management, global physical security, strategic sourcing, global strategy, enterprise project management, corporate environment initiatives, and corporate development.
An enterprise Direct Channels and Distribution Strategy group has been established within Corporate Operations that is responsible for the online, phone, and ABM/ATM channels, delivering a best in class experience across TD’s North American businesses. The vision of the Direct Channels group is to create an even more integrated, seamless, effortless, and legendary customer and client experience for TD Bank, America’s Most Convenient Bank, TD Canada Trust, TD Wealth Management, and TD Insurance across all channels.
Corporate segment’s mandate is to provide centralized advice and counsel to our key businesses and to those who serve our global customers directly. This includes support from a wide range of functional groups, as well as the design, development, and implementation of processes, systems, and technologies to ensure that the Bank’s key businesses operate efficiently, reliably, and in compliance with all applicable regulations.
Ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholders’ confidence in the Bank and to address the dynamic complexities and challenges from changing demands and expectations of our customers, shareholders and employees, governments, regulators, and the community at large.

2008 FINANCIAL RESULTS OVERVIEW
Summary of 2008 Performance

2008 SIGNIFICANT EVENTS
Acquisition of Commerce Bancorp, Inc.
On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce for purchase consideration of $8.5 billion, paid in cash and common shares. As a result, $57.1 billion of assets (including additional goodwill of approximately $6.3 billion and intangible assets of $1.5 billion) and $48.6 billion of liabilities were included in the Bank’s Consolidated Balance Sheet on the date of acquisition. For details, see Note 7 to the 2009 Consolidated Financial Statements.

Enron
The Bank is a party to certain legal actions regarding Enron, principally the securities class action. As at July 31, 2008, the Bank’s total contingent litigation reserve for Enron-related claims was approximately $497 million (US$413 million). The Bank re-evaluated the reserve in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court’s ruling in Stoneridge Partners, LLC v. Scientific-Atlanta, Inc. During the fourth quarter of 2008, the Bank recorded an after-tax positive adjustment of $323 million, reflecting the substantial reversal of the reserve. Given the uncertainties of the timing and outcome of securities litigation, the Bank continues to assess evolving case law as it relates to the Bank’s Enron reserve to determine whether the reserve should be further reduced. The Bank will continue to defend itself vigorously in these cases and work to resolve them in the best interest of its shareholders.

Deterioration in Markets and Severe Dislocation in Credit Market
During the fourth quarter of 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intends to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement.
The change in fair value of $561 million after tax for these securities was recorded in other comprehensive income. Had the Bank not reclassified these debt securities on August 1, 2008, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a reduction of reported net income of $561 million in the fourth quarter of 2008, and a reduction in adjusted net income of $443 million after taking into account the change in the fair value of derivatives hedging the reclassified debt securities portfolio. For details, see Note 2 to the 2009 Consolidated Financial Statements.

TABLE 21 REVIEW OF 2008 FINANCIAL PERFORMANCE
(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
Net interest income	$5,790	$347	$2,144	$1,318	$(1,067)	$8,532
Non-interest income	3,036	1,981	853	(68)	335	6,137
Total revenue	8,826	2,328	2,997	1,250	(732)	14,669
Provision for (reversal of) credit losses	766	-	226	106	(35)	1,063
Non-interest expenses	4,522	1,615	1,791	1,199	375	9,502
Income (loss) before provision for income taxes	3,538	713	980	(55)	(1,072)	4,104
Provision for (recovery of) income taxes	1,114	233	258	(120)	(948)	537
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	43	43
Equity in net income of an associated company, net of income taxes	-	289	-	-	20	309
Net income (loss) - reported	2,424	769	722	65	(147)	3,833
Items of note, net of income taxes	-	-	84	-	(104)	(20)
Net income (loss) - adjusted	$2,424	$769	$806	$65	$(251)	$3,813

NET INTEREST INCOME
Reported net interest income was $8,532 million in 2008, an increase of $1,608 million or 23%. The increase was driven by increases in most segments. Canadian Personal and Commercial Banking net interest income increased $389 million, largely due to higher product volumes in personal loans, real-estate secured lending and deposits. U.S. Personal and Commercial Banking net interest income increased $779 million, largely due to the Commerce acquisition. Wholesale Banking net interest income increased $443 million due to higher trading-related net interest income.

NON-INTEREST INCOME
Reported non-interest income was $6,137 million in 2008, a decrease of $1,220 million, or 17%, from 2007. Adjusted non-interest income was $5,840 million, a decrease of $1,308 million, or 18%, from 2007. The decrease in adjusted non-interest income was driven by a decline in Wholesale Banking, partially offset by increases in both U.S. and Canadian Personal and Commercial Banking. Wholesale Banking non-interest income declined $1,687 million due to weak trading income, lower syndication revenue, and merger and acquisition fees. U.S. Personal and Commercial Banking non-interest income increased $270 million, largely due to the inclusion of Commerce. Canadian Personal and Commercial Banking non-interest income increased $188 million, due to growth in fee income and card services revenue.

NON-INTEREST EXPENSES
Non-interest expenses for 2008 were $9,502 million, compared with $8,975 million in 2007, an increase of $527 million or 6%. The increase in expenses was driven by growth in all operating segments other than Wholesale Banking. This growth was partially offset by lower other expenses due to the impact of the $477 million positive adjustment resulting from the substantial reversal of the Enron litigation reserve. U.S. Personal and Commercial Banking expenses increased $570 million due largely to the acquisition of Commerce. Canadian Personal and Commercial Banking expenses increased $266 million due to higher employee compensation expense and investments in new business initiatives including longer hours and new branches.

INCOME TAX EXPENSE
Reported total income and other taxes decreased by $236 million, or 16%, from 2007. Income tax expense, on a reported basis, was down $316 million, or 37%, from 2007. Other taxes were up $80 million, or 12%, from 2007. Adjusted total income and other taxes were down $366 million, or 22%, from 2007. Current income tax expense, on an adjusted basis, was down $446 million, or 45%, from 2007.
The Bank’s effective income tax rate, on a reported basis, was 13% for 2008, compared with 18% in 2007. The tax reduction was primarily due to a lower effective tax rate on international operations, which includes the tax synergies related to the Commerce acquisition. On an adjusted basis, the effective income tax rate was 14% for 2008, compared with 20% in 2007.

BALANCE SHEET
FACTORS AFFECTING ASSETS AND LIABILITIES

Year-over-year comparison - October 31, 2008 vs. October 31, 2007

Total assets were $563 billion as at October 31, 2008, $141 billion, or 33%, higher than October 31, 2007. The acquisition of Commerce added $57.1 billion to total assets as at March 31, 2008.

Securities increased by $21 billion, or 17%, from 2007 levels due to the acquisition of Commerce, partly offset by lower fair values due to market declines.

Securities purchased under resale agreements increased by $15 billion, or 53%, from 2007.

Loans (net of allowance for credit losses) at October 31, 2008 were $220 billion, up $44 billion, or 25%, from the prior year of which $18 billion related to the Commerce acquisition. Residential mortgages, increased by $5 billion, or 8%, from 2007, attributable to strong volume growth in Canadian Personal and Commercial Banking. Business and government loans increased $26 billion, or 60%, largely due to the Commerce acquisition and other growth in the U.S. Personal and Commercial Banking, Canadian Personal and Commercial Banking and Wholesale Banking segments. Consumer instalment and other personal loans increased $12 billion, or 18%, largely due to volume growth in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments. Also contributing to the increase was higher credit card loans which grew by $2 billion, or 30%.

Other assets were up $60 billion, or 76%, year-over-year. This was primarily attributable to a $45 billion increase in the market value of trading derivatives in Wholesale Banking. Additionally, goodwill and other intangibles increased by $7.6 billion partially due largely to the acquisition of Commerce.

Deposits were $376 billion, up $99 billion, or 36%, from October 31, 2007, of which $47 billion was due to the Commerce acquisition. Personal deposits increased $45 billion due to underlying business growth in Canadian Personal and Commercial Banking and the Commerce acquisition. Business and government deposits increased $56 billion due to underlying business growth in the Canadian Personal and Commercial Banking and the Commerce acquisition.

Other liabilities increased by $28 billion or 24%. The growth was primarily attributable to a $33 billion increase in derivatives due to volatility in currency and interest rate markets, and widening of credit spreads impacting the mark-to-market balances.

Subordinated notes and debentures were up by $3 billion, compared with 2007, due to the issuance of medium-term notes of $4 billion during the year, partially offset by redemptions and maturities totalling $1 billion as part of the medium-term note program.

Liability for preferred shares and capital trust securities remained relatively flat from 2007.

Non-controlling interests in subsidiaries increased by $1 billion from 2007 due to the issuance of TD Capital Trust III Securities - Series 2008.

Shareholders’ equity increased by $10 billion, or 48%, from the prior year, primarily due to growth in retained earnings of $1.9 billion and increased common shares of $6.7 billion due largely to net share issuance primarily related to the purchase consideration for the Commerce acquisition. In addition, the Bank preferred shares increased by $1.5 billion due to issuance during the year.

2008 FINANCIAL RESULTS OVERVIEW
2008 Financial Performance by Business Line

Canadian Personal and Commercial Banking reported record earnings in 2008. Net income of $2,424 million for the year increased by $171 million, or 8%, from the prior year. Return on invested capital increased from 27.1% last year to 29.3% in 2008.
Revenue grew by $577 million, or 7%, over last year, mainly due to strong net interest income and fee growth. The main contributor to revenue growth was strong broad-based volume growth particularly in real estate secured lending. Higher transaction-based fees, higher insurance revenue, overall deposit and credit card account growth, and inclusion of the U.S. businesses also contributed to revenue growth.
As compared with last year, real estate secured lending average volume (including securitizations) grew by $14.4 billion, or 10%, credit card lending volume grew by $1 billion, or 20%, and personal deposit volume grew $8 billion or 8%. Business deposits grew by $4 billion, or 9%, and originated gross insurance premiums grew by $202 million, or 8%. Personal loans grew by $2 billion, or 10%, and business loans and acceptances grew by $3 billion, or 13%.
Margin on average earning assets was 2.95%, compared to 3.05% last year. Margins were compressed by changing cost of funds that began last year, notably the margins on prime-based lending products and escalating competition for deposit accounts.
PCL increased by $158 million, or 26%, compared with last year. Personal PCL of $718 million was $136 million higher than last year, mainly due to volume growth and higher loss rates on credit cards. Commercial and small business PCL was $48 million for the year, up $22 million, compared with the prior year, mainly due to lower business loan loss recoveries and reversals. PCL as a percentage of overall lending volume was 0.38%, increasing 4 bps from last year.
Expenses increased by $266 million, or 6%, compared with last year. Higher employee compensation expense, investments in new branches and the inclusion of the U.S. businesses contributed to the increase in expenses. Average staffing levels increased by 1,591 FTEs from last year, mainly as a result of increases in branch network, insurance, and the inclusion of personnel in U.S. businesses. The efficiency ratio for the year improved slightly to 51.2% compared with 51.6% last year.

Wealth Management’s net income for 2008 was $769 million, compared with $762 million in 2007, an increase of 1% which primarily came from the higher contribution from TD Ameritrade as the other Wealth Management businesses were negatively impacted by market volatility. The return on invested capital for the year was 19.4%, compared with 20.0% in 2007.
Revenue of $2,328 million was $15 million, or 1%, higher than 2007. The increase was primarily due to the inclusion of U.S. wealth management businesses and higher trading volumes in online brokerage, due to higher frequency of trading by active investors in these volatile markets encouraged by strategic pricing changes introduced last year and growth in client cash deposits. This increase was offset by lower commissions in online brokerage due to the strategic price reductions introduced last year, lower fees in the mutual funds business, and lower new issues and transactional revenue in our advice-based businesses.
Non-interest expenses were $1,615 million in 2008, an increase of $64 million, or 4%, from 2007. The increase in expenses was primarily due to the inclusion of U.S. wealth management businesses and other items such as the new mutual fund administration fee and the continued investment in growing the sales force in our advice-based businesses. The efficiency ratio worsened by approximately 230 bps to 69.4% over the last year primarily due to the addition of U.S. wealth management businesses.
TD Ameritrade’s contribution to Wealth Management earnings was $289 million, compared with $261 million in 2007. TD Ameritrade delivered record net income as it generated 515,000 net new accounts, representing an increase of 8% over 2007 and resulting in a 17% increase in revenue with asset-based revenue increasing by 12%. While TD Ameritrade’s underlying earnings increased by 24%, our equity share of those earnings increased by 11% due to strengthening of the Canadian dollar and a change in transfer pricing.
Assets under administration decreased by $12 billion, or 6%, primarily driven by market volatility partially offset by the inclusion of assets from U.S. wealth management businesses of $10 billion and the addition of net new client assets. Assets under management grew $10 billion, or 6%, over the prior year, mainly due to the inclusion of assets from U.S. wealth management businesses of $8 billion, the addition of net new client assets and increased mutual fund assets under management from TD Ameritrade, which were partially offset by the impact of market-related declines.

U.S. Personal and Commercial Banking’s reported net income and adjusted net income were $722 million and $806 million, respectively, for the current year, compared with $320 million and $359 million, respectively, in the prior year. Adjusted net income for the current year excluded a $70 million after-tax charge related to restructuring and integration charges and $14 million related to other tax items. Adjusted net income in the prior year excluded a $39 million after-tax charge, being the Bank’s share of TD Banknorth’s restructuring, privatization, and merger-related charges. The $447 million increase in adjusted net income related primarily to the contribution of Commerce since April 2008 and an increased ownership in TD Banknorth from the privatization transaction that was completed in April 2007, when the Bank acquired 100% ownership interest in TD Banknorth (the average ownership percentage increased from 72% in 2007 to 100% in 2008). In addition, the segment now includes the banking operations from TD Bank USA which provides banking services to customers of TD Ameritrade. Prior period results have not been restated to include the results from TD Bank USA as they were not significant. The return on invested capital increased from 4.6% in 2007 to 6.1% in the current year.
Revenue grew by $1.0 billion, or 54%, over last year, primarily due to the acquisition of Commerce, offset in part by margin compression and a stronger Canadian dollar. Margin on average earning assets declined by 9 bps from the prior year to 3.84% in 2008, compared with 3.93% in 2007.
PCL increased by $106 million, or 88%, compared with last year. Higher provisions related largely to increased loan balances resulting from the Commerce acquisition, as well as increased charge-off levels. Impaired loans and loan write-offs increased during the year and since the acquisition of Commerce, due largely to weakness in the U.S. economy.
Expenses increased by $570 million, or 47%, over 2007, due primarily to the added expenses of Commerce. The efficiency ratio for the year was 59.8%, compared with 62.7% in 2007. The improved efficiency ratio was primarily due to cost saving initiatives and expense control discipline. The average FTE staffing level was 19,773 at the end of 2008 compared with 8,032 at the end of 2007 with the increase due to the approximately 12,000 employees of Commerce.

Wholesale Banking reported net income was $65 million in 2008, a decrease of $759 million from $824 million in the previous year. Results this year were significantly impacted by a challenging operating environment characterized by a severe decline in global liquidity and reduced market activity as the weakness in global financial markets continued to broaden and intensify. Substantial credit trading losses incurred were mainly attributable to a significant decline in market liquidity as well as weaker and more volatile credit markets. The return on invested capital for 2008 was 2%, compared with 30% in the previous year.
Revenue for the year was $1,250 million, compared with $2,494 million in the previous year. Capital markets revenue suffered from a sharp deterioration in market conditions, especially in the fourth quarter stemming from a broad-based decline in global financial markets. Revenue was lower than last year primarily due to substantial credit trading losses. The losses were mainly attributable to weaker proprietary trading revenue, largely related to significant volatility in credit markets and a dramatic decline in global market liquidity. The decline in liquidity led to mark-to-market trading losses due to significant widening in the pricing relationship between assets and CDS, as well as lower valuations on financial products due to a widening in the bid/ask spread. As a result of this continuing deterioration, Wholesale Banking has repositioned its credit trading business to focus on North America. In addition, effective August 1, 2008, Wholesale Banking reclassified certain debt securities into the available-for-sale category. The debt securities in the available-for-sale category will be managed with the goal of recapturing value over time as the markets stabilize. In addition, the decline in liquidity led to lower mark-to-market values on loan commitments. Equity trading revenue declined primarily due to a significant decline in global equity prices as well as lower non-taxable transaction revenue compared to last year. Advisory and underwriting revenue was down, reflecting lower levels of market activity which was impacted by weaker financial valuations, higher funding costs, and a decline in investor demand for new issues. These decreases were offset by higher foreign exchange and interest rate trading, due primarily to volatility in the currency and interest rate markets which led to an increase in client activity and additional trading opportunities. Revenue from the equity investment portfolio decreased as gains in our private equity portfolio were largely offset by write downs in our public equity portfolio due to a significant decline in North American equity markets. Corporate banking revenue increased due primarily to an increase in lending volume. In addition, Wholesale Banking results benefited from favourable tax items.
PCL were $106 million in 2008, an increase of $58 million from $48 million in 2007. In 2008, the increase in PCL related largely to two exposures in the private equity portfolio. The accrual cost of credit protection in Wholesale Banking in 2008 was $47 million, a decrease of $1 million compared with 2007. Wholesale Banking continues to actively manage credit risk and held $2.3 billion in credit protection against the lending portfolio, a decline of $0.3 billion from last year.
Expenses were $1,199 million, compared with $1,261 million in the previous year. The decrease related primarily to lower variable compensation on weaker financial results.
Risk-weighted assets of Wholesale Banking increased by $12 billion to $56 billion this year, primarily related to an increase in market risk driven by an increase in market volatility, and higher corporate lending exposures.

Corporate segment reported a net loss of $147 million in 2008, compared with a reported net loss of $162 million in 2007. On an adjusted basis, the net loss was $251 million for the year, compared with a net loss of $9 million last year. The year-over-year change in the adjusted net loss was primarily driven by higher unallocated corporate expenses, securitization losses, the impact of retail hedging activity, and increased costs related to corporate financing activity.

GROUP FINANCIAL CONDITION
Balance Sheet Review

AT A GLANCE OVERVIEW
•	Total assets were $557 billion as at October 31, 2009, a decrease of $6 billion, or 1%, compared with October 31, 2008.

TABLE 22 SELECTED CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)	2009	2008
Securities	$148,823	$144,125
Securities purchased under reverse repurchase agreements	32,948	42,425
Loans (net of allowance for loan losses)	253,128	219,624
Deposits	391,034	375,694

FACTORS AFFECTING ASSETS AND LIABILITIES

Year-over-year comparison - October 31, 2009 vs. October 31, 2008

Total assets of the Bank were $557 billion as at October 31, 2009, a decrease of $6 billion, or 1%, compared with October 31, 2008. The decrease reflected a lower market value of derivatives and decreased securities purchased under reverse purchase agreements, partially offset by an increase in loans (net of allowance for loan losses).

Securities increased by $5 billion largely due to growth in available-for-sale securities in U.S. Personal and Commercial Banking driven by the reinvestment of balances previously invested in securities purchased under reverse repurchase agreements and the reinvestment of TD Bank USA deposits, partially offset by the reclassification of certain debt securities as loans. The translation effect of the weaker Canadian dollar caused the value of securities in U.S. Personal and Commercial Banking to increase by $1 billion.

Securities purchased under resale agreements decreased by $9 billion largely due to the reinvestment of balances into available-for-sale securities in U.S. Personal and Commercial Banking.

Loans (net of allowance for loan losses) were $253 billion, an increase of $34 billion, or 15%, primarily driven by volume growth in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. Increases in consumer instalment and other personal loans, business and government loans in Canadian Personal and Commercial Banking, and residential mortgages in U.S. Personal and Commercial Banking drove the loan volume growth in 2009. In addition, a further $11 billion increase relates to the reclassification of debt securities as loans. The translation effect of the weaker Canadian dollar caused the value of loans (net of allowance for loan losses) in U.S. Personal and Commercial Banking to increase by $1 billion.

Other declined by $38 billion primarily due to a decrease in the market value of derivatives in Wholesale Banking resulting from movements in interest rates and cross currency swaps, and volatility in currency and interest rate markets.

Total liabilities of the Bank were $518 billion as at October 31, 2009, a decrease of $13 billion, or 2%, compared with October 31, 2008. The net decrease was largely due to a $26 billion decrease in the market value of Wholesale Banking derivatives, partially offset by an increase in deposits. The translation effect of the weaker Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to increase by $2 billion.

Deposits were $391 billion, an increase of $15 billion, or 4%, primarily due to a $31 billion increase in personal deposits, primarily driven by volume increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments which were offset by decreases in business and government and trading deposits in Wholesale Banking. The translation effect of the weaker Canadian dollar caused the value of the deposits in U.S. Personal and Commercial Banking to increase by $2 billion.

Other liabilities decreased $28 billion, or 18%, primarily due to a decrease in the market value of derivatives in Wholesale Banking resulting from movements in interest rates and cross currency swaps and volatility in currency and interest rate markets.

Common shares and preferred shares in total increased $3.6 billion, due to new share issuances of $2.1 billion and $1.5 billion, respectively.

U.S. GAAP
See the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s 2009 Annual Report on Form 40-F filed with the SEC and available on the Bank’s website at http://www.td.com/investor/index.jsp and at the SEC’s website (http://www.sec.gov).
Total assets under U.S. GAAP were $518 billion as at October 31, 2009, $39 billion lower than under Canadian GAAP. The difference was primarily due to the netting of derivative balances which is permitted under U.S. GAAP where there is a legal right to offset. Under Canadian GAAP the netting of derivative balances is only permitted where there is a legal right to offset and there is an intention to settle the contracts simultaneously. Other differences include accounting for non-cash collateral which requires certain non-cash collateral received in securities lending transactions to be recognized as an asset, and a corresponding liability recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a security lending transaction is not recognized in the Consolidated Balance Sheet. Total liabilities under U.S. GAAP were $478 billion as at October 31, 2009, $39 billion lower than under Canadian GAAP. The difference was due primarily to the netting of derivative balances under U.S. GAAP as described above. Other differences include, accounting for non-cash collateral received in securities lending transactions also as described above and certain preferred shares and capital trust securities recognized as liabilities under Canadian GAAP were reclassified to equity and non-controlling interest in subsidiaries respectively under U.S. GAAP.

GROUP FINANCIAL CONDITION
Credit Portfolio Quality

AT A GLANCE OVERVIEW
•	Loans and acceptances portfolio net of allowances for credit losses was $263 billion, an increase of $32 billion from the prior year.
•	Impaired loans after specific allowance were $1,557 million, an increase of $752 million.
•	Provision for credit losses was $2,480 million, compared with $1,063 million in the prior year.
•	Total allowances for credit losses increased by $1,103 million to $2,639 million in 2009.

LOAN PORTFOLIO
Overall in 2009, the Bank’s credit quality remained acceptable despite weakening economic conditions, due to established business and risk management strategies and a continuing low interest rate environment. During 2009, the loans and acceptances portfolio continued to be diversified between retail and business and government. The Bank increased its credit portfolio by $32 billion, or 14%, from the prior year, largely due to volume growth in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments and the addition of certain debt securities classified as loans. Excluding debt securities classified as loans, the credit portfolio increased $22 billion, or 9%.
The Bank experienced growth in new impaired loan formations during the year, driven largely by increases in both the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. The increase in impaired loans in Canadian Personal and Commercial Banking was due primarily to volume increases and the impact of higher unemployment and consumer bankruptcies on the Personal portfolio. Impaired loan growth in U.S. Personal and Commercial Banking was largely due to continued weakness in the real estate sector and to higher defaults across most portfolios as a result of the recession.
The majority of the credit risk exposure related to the loan and acceptances portfolio. However, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 33 to the 2009 Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK
The addition of debt securities classified as loans to the credit portfolio in 2009 represented an increase of $11 billion in loans, net of specific allowance over 2008, or 4%, of the 2009 portfolio. This increase generally reduced 2009 percentage concentrations relative to 2008 concentrations.
The Bank’s loan portfolio continued to be dominated by the Canadian and U.S. residential and personal portfolios which represented 63% of net loans including acceptances, compared with 62% in 2008 and 71% in 2007. During the year, the portfolio, which is primarily comprised of residential mortgages, consumer instalment and other personal loans increased by $23 billion, or 16%, and totalled $168 billion at year end. Residential mortgages represented 25% of the portfolio in both 2009 and 2008, down from 31% in 2007. Consumer instalment and other personal loans were 39% of total loans net of specific allowance in 2009, compared with 37% in 2008 and 39% in 2007.
The Bank’s business and government credit exposure was 31% of total loans net of specific allowance, down from 35% in 2008. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 5% and 2% of total loans and acceptances net of specific allowance, respectively. Real estate was the leading U.S. sector of concentration and represented 5% of net loans, down relative to 2008.
Geographically, the credit portfolio remained concentrated in Canada. In 2009, the percentage of loans held in Canada was 71%, down from 73% in 2008. The largest Canadian exposure was in Ontario, which represented 54% of total loans net of specific allowance for 2009, down from 56% in 2008.
The balance of the credit portfolio was predominantly in the U.S., which represented 23% of the portfolio, down from 25% in 2008. Exposure to other geographic regions was limited. The largest U.S. exposures were in New York and New Jersey, each of which represented 5% of total loans net of specific allowance, compared with 6% and 4% respectively in 2008.

TABLE 23 LOANS AND ACCEPTANCES, NET OF SPECIFIC ALLOWANCE FOR LOAN LOSSES BY INDUSTRY SECTOR
(millions of Canadian dollars, except as noted)				Percentage of total
	2009	20085	20075	2009	20085	20075
Canada
Residential mortgages1,2	$58,239	$52,799	$56,034	22.0%	22.8%	30.1%
Consumer instalment and other personal	88,478	74,089	65,819	33.4	32.0	35.3
Total residential and personal	146,717	126,888	121,853	55.4	54.8	65.4
Real estate
Residential	9,069	8,516	2,567	3.4	3.6	1.4
Non-residential	3,788	2,907	2,269	1.4	1.3	1.2
Total real estate	12,857	11,423	4,836	4.8	4.9	2.6
Agriculture	2,383	2,351	2,533	0.9	1.0	1.4
Automotive	992	1,167	1,062	0.4	0.5	0.6
Chemical	341	613	490	-	0.3	0.2
Financial3	6,295	6,758	5,974	2.4	2.8	3.2
Food, beverage, and tobacco	1,757	1,996	1,786	0.7	0.9	1.0
Forestry	445	438	427	0.2	0.2	0.2
Government and public sector entities	1,395	1,315	885	0.5	0.6	0.5
Health and social services	2,552	2,244	1,721	1.0	1.0	0.9
Industrial construction and trade contractors	1,019	952	867	0.4	0.4	0.5
Media and entertainment	767	1,023	974	0.3	0.4	0.5
Metals and mining	788	1,210	620	0.3	0.5	0.3
Pipelines, oil, and gas	2,465	3,311	3,051	0.9	1.4	1.6
Power and utilities	960	1,203	505	0.4	0.5	0.3
Retail sector	1,469	1,362	1,172	0.6	0.6	0.6
Sundry manufacturing and wholesale	825	952	947	0.3	0.4	0.5
Telecommunications and cable	434	692	661	0.2	0.3	0.4
Transportation	516	580	540	0.2	0.3	0.3
Other	3,754	2,852	2,203	1.4	1.2	1.2
Total business and government2	42,014	42,442	31,254	15.9	18.2	16.8
Total Canada	188,731	169,330	153,107	71.3	73.0	82.2
United States
Residential mortgages	7,390	4,773	2,405	2.8	2.1	1.3
Consumer instalment and other personal	13,796	12,778	7,330	5.2	5.5	3.9
Total residential and personal	21,186	17,551	9,735	8.0	7.6	5.2
Real estate
Residential	4,253	4,019	1,244	1.6	1.7	0.7
Non-residential	9,359	9,349	4,488	3.5	4.0	2.4
Total real estate	13,612	13,368	5,732	5.1	5.7	3.1
Agriculture	391	505	181	0.1	0.2	0.1
Automotive	1,178	1,419	711	0.4	0.6	0.4
Chemical	883	584	387	0.3	0.3	0.2
Financial3	2,522	2,595	2,091	1.0	1.1	1.1
Food, beverage, and tobacco	2,098	2,103	724	0.8	0.9	0.4
Forestry	453	664	387	0.2	0.3	0.2
Government and public sector entities	1,855	1,436	630	0.7	0.6	0.3
Health and social services	3,978	3,137	1,095	1.5	1.4	0.6
Industrial construction and trade contractors	1,178	1,252	697	0.4	0.5	0.4
Media and entertainment	731	831	487	0.3	0.4	0.3
Metals and mining	648	729	479	0.2	0.3	0.3
Pipelines, oil, and gas	775	1,088	423	0.3	0.5	0.2
Power and utilities	774	534	318	0.3	0.2	0.2
Retail sector	1,744	2,210	1,019	0.7	1.0	0.5
Sundry manufacturing and wholesale	1,227	1,021	724	0.5	0.4	0.4
Telecommunications and cable	633	1,079	669	0.2	0.5	0.4
Transportation	1,261	1,251	596	0.5	0.5	0.3
Other	3,248	3,608	2,496	1.2	1.6	1.3
Total business and government1	39,189	39,414	19,846	14.7	17.0	10.7
Total United States	60,375	56,965	29,581	22.7	24.6	15.9
Other International
Residential and personal	8	9	9	-	-	-
Business and government	4,669	5,544	3,589	1.8	2.4	1.9
Total other international	4,677	5,553	3,598	1.8	2.4	1.9
Total excluding debt securities classified as loans	253,783	231,848	186,286	95.8	100.0	100.0
Debt securities classified as loans4	11,101	-	-	4.2	-	-
Total net of specific allowance	264,884	231,848	186,286	100.0%	100.0%	100.0%
General allowance
General allowance - loan losses	1,533	1,184	1,092
General allowance - debt securities classified as loans	277	-	-
Total general allowance	1,810	1,184	1,092
Total net of allowance for loan losses	$263,074	$230,664	$185,194
Percentage change over previous year - loans and acceptances, net of specific allowance	14.25%	24.46%	9.40%
1
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

2
Effective 2009, multiple-unit residential (MUR) mortgages, and any related credit losses, have been reclassified from personal - residential mortgages to business and government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

3	The Bank has no direct or derivative exposures to monoline insurance counterparties.
4
As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the “Changes in Accounting Policies during the Current Year” section.

5
The presentation of 2008 and 2007 have been reclassified to conform to the current presentation of reporting real estate secured loans under the borrower’s appropriate industry sector rather than as a real estate loan. Additionally in 2009, certain automotive and industrial construction and trade contractor loans were reclassified to the financial sector.

TABLE 24 LOANS AND ACCEPTANCES NET OF SPECIFIC ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY
(millions of Canadian dollars, except as noted)				Percentage of total
	2009	2008	2007	2009	2008	2007
Canada
Atlantic provinces	$2,719	$2,592	$2,365	1.0%	1.1%	1.3%
British Columbia and territories1	15,973	13,785	6,049	6.0	5.9	3.2
Ontario1	142,521	128,563	117,032	53.9	55.5	62.8
Prairies1	20,729	18,135	15,789	7.9	7.8	8.5
Québec	6,789	6,255	11,872	2.6	2.7	6.4
Total Canada	188,731	169,330	153,107	71.4	73.0	82.2
United States
Connecticut	4,379	3,984	3,429	1.6	1.7	1.8
Florida	1,315	1,425	156	0.5	0.6	0.1
Maine	3,925	4,004	3,464	1.5	1.7	1.8
Massachusetts	9,107	8,373	7,332	3.4	3.6	3.9
New Hampshire	3,709	3,539	3,158	1.4	1.5	1.7
New Jersey	13,104	9,162	2,597	4.9	4.0	1.4
New York	13,103	13,756	5,748	4.9	5.9	3.1
Pennsylvania	5,350	6,945	853	2.0	3.0	0.5
Vermont	1,995	1,974	1,717	0.8	0.9	0.9
Washington D.C.	125	717	12	-	0.3	-
Others	4,263	3,086	1,115	1.6	1.4	0.6
Total United States2	60,375	56,965	29,581	22.6	24.6	15.8
Other International
Europe	1,598	2,618	1,584	0.6	1.1	0.9
Other	3,079	2,935	2,014	1.2	1.3	1.1
Total other international	4,677	5,553	3,598	1.8	2.4	2.0
Total excluding debt securities classified as loans	253,783	231,848	186,286	95.8	100.0	100.0
Debt securities classified as loans3	11,101	-	-	4.2	-	-
Total net of specific allowance	264,884	231,848	186,286	100.0%	100.0%	100.0%

General allowance
General allowance - loan losses	1,533	1,184	1,092
General allowance - debt securities classified as loans	277	-	-
Total general allowance	1,810	1,184	1,092
Total net of allowance for loan losses	$263,074	$230,664	$185,194
Percentage change overprevious year - loans and acceptances, net of loan losses	2009	2008
Canada	11.5%	10.6%
United States	6.0	92.6
Other international	(15.8)	54.3
Total	14.1%	24.6%
1	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
2
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

3
As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the “Changes in Accounting Policies during the Current Year” section.

Loans authorized and amounts outstanding to Canadian and U.S. small and mid-sized business customers are provided below.

TABLE 25 LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS
(millions of Canadian dollars)	Loans authorized			Amount outstanding
Loan amount	2009	2008	2007	2009	2008	2007
$0 - $24,999	$1,246	$1,191	$1,221	$568	$549	$601
$25,000 - $49,999	1,239	1,097	1,138	734	639	681
$50,000 - $99,999	2,072	1,973	1,800	1,170	1,098	996
$100,000 - $249,999	4,493	4,623	3,697	2,737	2,870	2,229
$250,000 - $499,999	4,672	4,760	3,648	2,853	3,034	2,128
$500,000 - $999,999	5,161	5,614	3,889	2,757	3,284	1,981
$1,000,000 - $4,999,999	15,309	18,203	11,863	7,306	9,987	5,405
Total1	$34,192	$37,461	$27,256	$18,125	$21,461	$14,021
1       Personal loans used for business purposes are not included in these totals.

IMPAIRED LOANS
A loan is considered impaired when there is objective evidence subsequent to the initial recognition of the loan that there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. See Note 3 to the 2009 Consolidated Financial Statements for further details on impaired loans.
Gross impaired loans were $2,311 million in 2009, up $1,154 million, or 100%, over 2008. The addition of debt securities classified as loans to the credit portfolio in 2009 represented $241 million of this increase, or 10% of total 2009 gross impaired loans. The inclusion of debt securities generally reduced 2009 percentage concentrations relative to 2008 concentrations. Excluding debt securities, gross impaired loans increased $913 million, or 79%, over 2008.
In Canada, residential and personal loans generated net impaired loans of $382 million, an increase of $67 million, or 21%, over 2008. Residential mortgages represented the most significant portion of this increase. Business and government loans generated $253 million in net impaired loans, an increase of $126 million, or 100%, over 2008. Business and government impaired loans were distributed across industry sectors. Impaired loans increases in 2009 were due to higher residential and personal loan volumes combined with continued economic weakness which generated elevated default rates across most portfolios.
In the U.S., residential and personal loans generated net impaired loans of $171 million, an increase of $73 million, or 74%, over 2008. Residential mortgages represented the most significant portion of this increase. Business and government loans generated $751 million in net impaired loans, an increase of $486 million, or 183%, over 2008. Business and government impaired loans were highly concentrated in the real estate sector. Impaired loans increases in 2009 were due to the recession and continued weakness in the U.S. real estate sector.
Geographically, 36% of total impaired loans net of specific allowance were generated in Canada and 53% in the U.S. The balance of 11% was attributed to the debt securities classified as loans. Impaired loans in Canada were concentrated in Ontario, which represented 25% of total impaired loans net of specific allowance, down from 38% in 2008. U.S. impaired loans were concentrated in New York and New Jersey, representing 13% and 11% of net impaired loans, up from 10% and 8% respectively, in 2008.

TABLE 26 CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	2009	2008
Balance at beginning of period	$1,157	$569
Impact due to reporting-period alignment of U.S. entities	57	-
Additions	4,101	2,404
Return to performing status, repaid or sold	(1,370)	(905)
Write-offs	(1,547)	(946)
Foreign exchange and other adjustments	(87)	35
Balance at end of period	$2,311	$1,157

TABLE 27 IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE FOR LOAN LOSSES BY INDUSTRY SECTOR
(millions of Canadian dollars, except as noted)						Percentage of total
	2009			20084	20074	2009	20084	20074
	Gross impaired loans	Specific allowance	Net impaired loans	Net impaired loans	Net impaired loans
Canada
Residential mortgages1,2	$253	$14	$239	$185	$16	13.6%	23.0%	4.4%
Consumer instalment and other personal	273	130	143	130	97	8.2	16.1	26.5
Total residential and personal	526	144	382	315	113	21.8	39.1	30.9
Real estate
Residential	42	11	31	5	-	1.8	0.6	-
Non-residential	3	1	2	2	1	0.1	0.3	0.3
Total real estate	45	12	33	7	1	1.9	0.9	0.3
Agriculture	10	3	7	8	6	0.4	1.0	1.6
Automotive	13	4	9	6	5	0.5	0.8	1.4
Chemical	2	1	1	-	-	0.1	-	-
Financial	6	3	3	2	2	0.2	0.3	0.5
Food, beverage, and tobacco	9	6	3	5	1	0.2	0.6	0.3
Forestry	32	14	18	14	10	1.0	1.7	2.7
Government and public sector entities	5	1	4	1	1	0.2	0.1	0.3
Health and social services	6	2	4	2	1	0.2	0.3	0.3
Industrial construction and trade contractors	11	3	8	5	13	0.4	0.6	3.6
Media and entertainment	49	16	33	9	1	1.9	1.1	0.3
Metals and mining	23	5	18	13	2	1.0	1.6	0.5
Pipelines, oil, and gas	42	18	24	7	-	1.4	0.9	-
Retail sector	26	8	18	7	2	1.0	0.9	0.5
Sundry manufacturing and wholesale	48	13	35	20	3	2.0	2.5	0.8
Transportation	3	2	1	1	1	0.1	0.1	0.3
Other	46	12	34	20	4	1.9	2.5	1.1
Total business and government2	376	123	253	127	53	14.4	15.9	14.5
Total Canada	902	267	635	442	166	36.2	55.0	45.4
United States
Residential mortgages	141	20	121	57	24	6.9	7.1	6.6
Consumer instalment and other personal	103	53	50	41	22	2.9	5.1	6.0
Total residential and personal	244	73	171	98	46	9.8	12.2	12.6
Real estate
Residential	373	61	312	100	73	17.8	12.4	19.9
Non-residential	119	21	98	43	19	5.6	5.3	5.2
Total real estate	492	82	410	143	92	23.4	17.7	25.1
Agriculture	2	-	2	2	1	0.1	0.3	0.3
Automotive	36	3	33	25	3	1.9	3.1	0.8
Chemical	5	2	3	1	1	0.2	0.1	0.3
Financial	22	4	18	4	10	1.0	0.5	2.7
Food, beverage, and tobacco	33	5	28	14	9	1.6	1.7	2.5
Forestry	37	16	21	1	-	1.2	0.1	-
Government and public sector entities	10	1	9	3	2	0.5	0.4	0.5
Health and social services	21	4	17	7	2	0.9	0.9	0.5
Industrial construction and trade contractors	28	7	21	9	5	1.2	1.1	1.4
Media and entertainment	24	10	14	16	1	0.8	2.0	0.3
Metals and mining	25	5	20	5	1	1.1	0.6	0.3
Pipelines, oil, and gas	42	7	35	-	-	2.0	-	-
Power and utilities	7	-	7	-	-	0.4	-	-
Retail sector	50	10	40	15	11	2.3	1.8	3.0
Sundry manufacturing and wholesale	7	1	6	5	7	0.3	0.6	1.9
Telecommunications and cable	1	-	1	-	-	0.1	-	-
Transportation	19	3	16	2	2	0.9	0.3	0.5
Other	60	10	50	13	7	2.9	1.6	1.9
Total business and government1	921	170	751	265	154	42.8	32.8	42.0
Total United States	1,165	243	922	363	200	52.6	45.0	54.6
Other International
Business and government	3	3	-	-	-	-	-	-
Total other international	3	3	-	-	-	-	-	-
Total excluding debt securities classified as loans	2,070	513	1,557	805	366	88.8	100.0	100.0
Debt securities classified as loans3	241	45	196	-	-	11.2	-	-
Total impaired loans net of specific allowance	$2,311	$558	$1,753	$805	$366	100.0%	100.0%	100.0%
Net impaired loans as a % of common equity			4.96%	2.70%	1.74%
1
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

2
Effective 2009, MUR mortgages, and any related credit losses, have been reclassified from personal - residential mortgages to business and government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

3
As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the “Changes in Accounting Policies during the Current Year” section.

4
The presentation of 2008 and 2007 have been reclassified to conform to the current presentation of reporting real estate secured loans under the borrower’s appropriate industry sector rather than as a real estate loan.

TABLE 28 IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY
(millions of Canadian dollars, except as noted)				Percentage of total
	2009	2008	2007	2009	2008	2007
Canada
Atlantic provinces	$11	$11	$ 3	0.6%	1.3%	0.8%
British Columbia1	50	37	10	2.8	4.6	2.7
Ontario1	429	308	129	24.5	38.3	35.3
Prairies1	98	50	11	5.6	6.2	3.0
Québec	47	36	13	2.7	4.5	3.6
Total Canada2	635	442	166	36.2	54.9	45.4
United States
Connecticut	82	46	41	4.7	5.7	11.2
Florida	78	13	-	4.4	1.6	-
Maine	20	15	15	1.1	1.9	4.1
Massachusetts	120	30	31	6.9	3.7	8.4
New Hampshire	22	12	8	1.3	1.5	2.2
New Jersey	192	66	37	11.0	8.2	10.1
New York	221	81	38	12.6	10.1	10.4
Pennsylvania	84	40	12	4.8	5.0	3.3
Vermont	11	6	3	0.6	0.7	0.8
Washington D.C.	-	7	-	-	0.9	-
Other	92	47	15	5.2	5.8	4.1
Total United States2	922	363	200	52.6	45.1	54.6
Total excluding debt securities classified as loans	1,557	805	366	88.8	100.0	100.0
Debt securities classified as loans3	196	-	-	11.2	-	-
Total impaired loans net of specific allowance	$1,753	$805	$366	100.0%	100.0%	100.0%
Impaired loans net of specific allowance as a % of net loans4	0.67%	0.35%	0.20%
1	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
2
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

3
As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the “Changes in Accounting Policies during the Current Year” section.

4	Includes customers’ liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES
Total allowance for credit losses consists of specific and general allowances carried on the Consolidated Balance Sheet. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes is adequate to absorb all credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Specific Allowance
The Bank establishes specific allowances for impaired loans when the estimated realizable value of the loan is less than its recorded value, based on discounting expected future cash flows. Specific allowances for loan losses are established to reduce the book value of loans to their estimated realizable amounts.
Specific allowances for the non-retail portfolio and for debt securities classified as loans are borrower-specific and reviewed quarterly. Specific allowances for the retail portfolio are calculated on an aggregate basis using a formula that captures recent loss experience, historical default rates and the type of collateral pledged.
During 2009, specific allowances increased by $206 million, or 59%, resulting in a total specific allowance of $558 million. Debt securities classified as loans represented $45 million, or 8%, of the total specific allowance in 2009. Allowances for credit losses are more fully described in Note 3 to the 2009 Consolidated Financial Statements.

General Allowance
A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of general allowance reflects exposures across all portfolios and categories. The general allowance is reviewed on a quarterly basis using credit risk models. The allowance level is calculated using the probability of default, the loss given default and the exposure at default. The probability of default (PD) is the likelihood that a borrower will not be able to meet its scheduled repayments. The loss given default (LGD) is the amount of the loss when a default occurs. Exposure at default (EAD) is the loss when default occurs expressed as a percentage of the exposure.

For the non-retail portfolio and for debt securities classified as loans, allowances are computed at the borrower level. The LGD is based on the security of the facility; EAD is a function of the current usage, the borrower’s risk rating, and the committed amount of the facility. For the retail portfolio, the general allowance is calculated on a portfolio level and is based on statistical estimates of loss using historical loss and recovery data models and forecast balances. Models are validated against historical experience and are updated at least annually. The general allowance methodology is approved annually by the Risk Committee of the Board of Directors.
At October 31, 2009 the general allowance for loan losses was $1,810 million, up from $1,184 million at October 31, 2008. Excluding debt securities classified as loans, the general allowance for loan losses was $1,533 million. The 2009 general allowance for loan losses does not include the general allowance for off-balance sheet instruments which effective April 30, 2009 were recorded as other liabilities. These totalled $271 million as at October 31, 2009. Prior period general allowance balances which included the allowance for off-balance sheet instruments have not been restated.

PROVISION FOR CREDIT LOSSES
The provision for credit losses is the amount charged to the specific and general allowances for credit losses during the year to bring the total allowance to a level that management considers adequate to absorb all credit-related losses in the Bank’s loan portfolio. New provisions in the year are reduced by any recoveries.
The Bank recorded total provision for credit losses of $2,480 million in 2009, compared with a total provision of $1,063 million in 2008. This amount comprised $1,614 million of specific provisions and $866 million of general provisions. The addition of debt securities classified as loans to the credit portfolio in 2009 represented a $250 million increase in total provision for credit losses, or 10% of total 2009 provision for credit losses. Total provision for credit losses as a percentage of net average loans and acceptances increased to 0.97% from 0.5% in 2008, including provisions related to debt securities classified as loans
In Canada, residential and personal loans required specific provisions of $887 million, an increase of $268 million, or 43%, over 2008. Consumer instalment and other personal loans represented the most significant portion of this increase. Business and government loans required specific provisions of $177 million, an increase of $110 million, or 164%, over 2008. Business and government specific provisions were distributed across industry sectors. Increased provision for credit losses in 2009 were due to higher loan volumes and increased credit card losses in the personal and residential portfolio combined with the broader effects of the recession across the portfolio.
In the U.S., residential and personal loans required specific provisions of $215 million, an increase of $132 million, or 159%, over 2008. Consumer instalment and other personal loans represented the most significant portion of this increase. Business and government loans required specific provisions of $288 million, an increase of $123 million, or 75%, over 2008. Similar to impaired loans, business and government specific provisions were highly concentrated in the real estate sector. Increased provisions for credit losses in 2009 were due to continued weakness in the real estate sector and the broader effects of the recession across the portfolio.
Geographically, 66% of specific provisions were attributed to Canada and 31% to the U.S. The balance of 2.7% resulted from debt securities classified as loans and 0.2% from provisions attributed to other international. Canadian specific provisions were concentrated in Ontario, which represented 51% of total specific provisions, down from 56% in 2008. U.S. specific provisions were concentrated in New Jersey and New York, representing 6.8% and 5.6% of total specific provisions, down from 6.9% and 6.1% respectively in 2008.
Table 29 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 29 PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	2009	2008	2007
Net new specifics (net of reversals)1	$1,723	$1,058	$778
Recoveries	(109)	(124)	(135)
Total specific provision	1,614	934	643
Change in general allowance
VFC	90	65	47
U.S. Personal and Commercial Banking	521	63	15
Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	255	-	(60)
Other	-	1	-
Total general provision	866	129	2
Total provision for credit losses	$2,480	$1,063	$645
1       Includes net new specific PCL of $44 million and general PCL of $206 million related to debt securities classified as loans.

TABLE 30 PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR
(millions of Canadian dollars, except as noted)				Percentage of total
	2009	20084	20074	2009	20084	20074
Canada
Residential mortgages1,2	$5	$11	$4	0.3%	1.2%	0.6%
Consumer instalment and other personal	882	608	513	54.6	65.1	79.8
Total residential and personal	887	619	517	54.9	66.3	80.4
Real estate
Residential	11	-	-	0.7	-	-
Non-residential	1	-	1	0.1	-	0.2
Total real estate	12	-	1	0.8	-	0.2
Agriculture	(1)	-	-	(0.1)	-	-
Automotive	10	(3)	4	0.6	(0.3)	0.6
Chemical	1	-	-	0.1	-	-
Financial	16	3	-	1.0	0.3	-
Food, beverage and tobacco	12	10	6	0.7	1.1	0.9
Forestry	18	(2)	(4)	1.1	(0.2)	(0.6)
Health and social services	2	4	-	0.1	0.4	-
Industrial construction and trade contractors	9	5	11	0.6	0.5	1.7
Media and entertainment	19	5	2	1.2	0.5	0.3
Metals and mining	4	1	-	0.2	0.1	-
Pipelines, oil and gas	8	10	-	0.5	1.1	-
Retail sector	24	11	6	1.5	1.2	0.9
Sundry manufacturing and wholesale	12	4	(2)	0.7	0.4	(0.3)
Transportation	9	4	1	0.6	0.4	0.2
Other	22	15	5	1.4	1.6	0.8
Total business and government	177	67	30	11.0	7.1	4.7
Total Canada	1,064	686	547	65.9	73.4	85.1
United States
Residential mortgages	17	11	-	1.1	1.2	-
Consumer instalment and other personal	198	72	46	12.3	7.7	7.1
Total residential and personal	215	83	46	13.4	8.9	7.1
Real estate
Residential	73	36	28	4.5	3.9	4.3
Non-residential	51	4	1	3.1	0.4	0.2
Total real estate	124	40	29	7.6	4.3	4.5
Agriculture	1	-	1	0.1	-	0.2
Automotive	6	28	-	0.4	3.0	-
Chemical	4	-	-	0.2	-	-
Financial	28	38	8	1.7	4.1	1.2
Food, beverage and tobacco	4	3	1	0.2	0.3	0.2
Forestry	19	1	-	1.2	0.1	-
Government and public sector entities	-	1	-	-	0.1	-
Health and social services	13	2	4	0.8	0.2	0.6
Industrial construction and trade contractors	12	11	3	0.7	1.2	0.5
Media and entertainment	14	3	-	0.9	0.3	-
Metals and mining	5	14	2	0.3	1.5	0.3
Pipelines, oil and gas	5	-	-	0.3	-	-
Power and utilities	(2)	-	-	(0.1)	-	-
Retail sector	16	13	1	1.0	1.4	0.2
Sundry manufacturing and wholesale	22	2	4	1.4	0.2	0.6
Telecommunications and cable	(5)	(1)	(7)	(0.3)	(0.1)	(1.1)
Transportation	-	1	-	-	0.1	-
Other	22	9	5	1.4	1.0	0.8
Total business and government1	288	165	51	17.8	17.7	8.0
Total United States	503	248	97	31.2	26.6	15.1
Other International
Business and government	3	-	(1)	0.2	-	(0.2)
Total other international	3	-	(1)	0.2	-	(0.2)
Total excluding debt securities classified as loans	1,570	934	643	97.3	100.0	100.0
Debt securities classified as loans3	44	-	-	2.7	-	-
Total specific provision	1,614	934	643	100.0%	100.0%	100.0%
General provision
General provision - loans	660	129	2
General provision - debt securities classified as loans3	206	-	-
Total general provision	866	129	2
Total provision for credit losses	$2,480	$1,063	$645
1
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

2
Effective 2009, MUR mortgages, and any related credit losses, have been reclassified from personal - residential mortgages to business and government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

3
As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the “Changes in Accounting Policies during the Current Year” section.

4
The presentation of 2008 and 2007 have been reclassified to conform to the current presentation of reporting real estate secured loans under the borrower’s appropriate industry sector rather than as a real estate loan.

TABLE 31 PROVISION FOR CREDIT LOSSES BY GEOGRAPHY
(millions of Canadian dollars, except as noted)				Percentage of total
	2009	2008	2007	2009	2008	2007
Canada
Atlantic provinces	$25	$21	$18	1.0%	2.0%	2.8%
British Columbia1	68	44	36	2.7	4.1	5.6
Ontario1	824	526	419	33.2	49.5	64.9
Prairies1	78	43	36	3.2	4.0	5.6
Québec	69	52	38	2.8	4.9	5.9
Total Canada2	1,064	686	547	42.9	64.5	84.8
United States
Connecticut	38	3	16	1.5	0.3	2.5
Florida	41	4	(3)	1.7	0.4	(0.5)
Maine	23	10	8	0.9	0.9	1.2
Massachusetts	51	21	17	2.1	2.0	2.7
New Hampshire	19	6	3	0.8	0.6	0.5
New Jersey	110	64	20	4.5	6.0	3.1
New York	90	57	20	3.6	5.4	3.1
Pennsylvania	71	16	6	2.9	1.5	0.9
Vermont	6	2	1	0.2	0.2	0.2
Washington D.C.	1	2	-	-	0.2	-
Others	53	63	9	2.1	5.9	1.4
Total United States2	503	248	97	20.3	23.4	15.1
Other International
Europe	-	-	(1)	-	-	(0.2)
Other	3	-	-	0.1	-	-
Total other international	3	-	(1)	0.1	-	(0.2)
Total excluding debt securities classified as loans	1,570	934	643	63.3	87.9	99.7
Debt securities classified as loans3	44	-	-	1.8	-	-
Total specific provision	1,614	934	643	65.1	87.9	99.7
General provision
General provision - loans	660	129	2	26.6	12.1	0.3
General provision - debt securities classified as loans3	206	-	-	8.3	-	-
Total general provision	866	129	2	34.9	12.1	0.3
Total provision for credit losses	$2,480	$1,063	$645	100.0%	100.0%	100.0%
Provision for credit losses as a % of net average loans4
Canada
Residential mortgages	0.01%	0.02%	0.01%
Personal	1.11	0.88	0.83
Business and other	0.40	0.17	0.10
Total Canada	0.61	0.41	0.39
United States
Residential mortgages	0.27	0.32	-
Personal	1.37	0.76	0.56
Business and other	0.68	0.59	0.26
Total United States	0.79	0.61	0.31
Other international	0.05	-	(0.04)
Debt securities classified as loans3	0.35	-	-
General provision
General provision - loans	0.27	0.06	-
General provision - debt securities classified as loans3	1.63	-	-
Total provision for credit losses as a % of net average loans	0.97%	0.50%	0.37%
1	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
2
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

3
As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the “Changes in Accounting Policies during the Current Year” section.

4      Includes customers’ liability under acceptances.

Non-Prime Loans
As at October 31, 2009, VFC had approximately $1.5 billion (2008 - $1.2 billion) gross exposure to non-prime loans which mainly consist of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 6.0% (2008 - approximately 5.8%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost. See Note 3 to the Consolidated Financial Statements for further information regarding the accounting for loans and related credit losses.

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)
Due to the acquisition of Commerce, the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio. See Note 7 to the 2009 Consolidated Financial Statements for more details. The portfolio was classified as available-for-sale, and subsequently carried at fair value with changes in fair value recognized in other comprehensive income. If there was an impairment in value that was considered to be other than temporary in nature, the security would be written down to fair value through the Consolidated Statement of Income.
In the fourth quarter of 2009, the Bank adopted amendments made to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement that allow debt securities which are not quoted in an active market on November 1, 2008, to be classified as loans. The non-agency CMO debt securities qualified for reclassification since the market for the portfolio has been considered to be inactive since the fourth quarter of 2008. As a result, the debt securities were reclassified from available-for-sale to loans effective November 1, 2008, at their amortized cost as of that date to align the accounting for the portfolio with how it is managed by the Bank. After the reclassification, the debt securities are carried at amortized cost using the effective interest rate method, and are evaluated for loan losses using the incurred credit loss model. For more details on the impact of reclassification of these securities to loans, please refer to the “Changes in Accounting Policies during the Current Year” section.
The liquidity in the market for this portfolio has decreased since the third quarter of 2008, resulting in the market being considered inactive since that time. The trading volume for this portfolio has declined significantly relative to historical levels. There has been a significant widening of the bid-ask spread and there are only a small number of bidders for these securities in the market. Determination of whether a market is inactive requires judgment, and the above factors are indicators of an inactive market. In current markets, broker quotes cannot be considered as a primary source of valuation. After the third quarter of 2008, the Bank fair valued the portfolio using a valuation technique which maximizes the use of observable inputs including broker quotes. The valuation technique uses assumptions a market participant would use in valuing this portfolio. This portfolio is valued using a yield based pricing approach. The projected expected cash flows which are contractual cash flows adjusted for expected prepayments and credit losses are discounted at the derived yield for determining the fair value of the portfolio. The derived yield is based on the current Fannie Mae agency bond yield adjusted for the risk and structuring premium for the portfolio.
The Bank assesses impairment of these reclassified debt securities on a quarterly basis. Since these debt securities are classified as loans, the impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses - specific and general. Specific allowances provide against losses that are identifiable at the individual debt security level for which there is objective evidence that there has been a deterioration of credit quality, at which point the book value of the loan is reduced to its estimated realizable amount. A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. As a result of the reclassification of the debt securities to loans in 2009, a provision for credit losses of $59 million after tax was recognized as an adjustment to the November 1, 2008, opening retained earnings and $147 million after tax for 2009 in the Consolidated Statement of Income.
During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 59% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by the change in the credit ratings.

The following table discloses the fair value of the securities by vintage year:

TABLE 32 NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR

(millions of U.S. dollars)	Alt-A		Prime Jumbo		Total
2009	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
2003	$359	$365	$598	$597	$957	$962
2004	624	621	636	645	1,260	1,266
2005	873	817	1,602	1,513	2,475	2,330
2006	492	438	584	543	1,076	981
2007	739	703	471	444	1,210	1,147
Total portfolio net of specific allowance	$3,087	$2,944	$3,891	$3,742	$6,978	$6,686
Less: general allowance					256
Total					$6,722	$6,686

2008
2003	$423	$360	$775	$664	$1,198	$1,024
2004	759	626	972	850	1,731	1,476
2005	979	787	2,031	1,711	3,010	2,498
2006	549	429	819	656	1,368	1,085
2007	818	644	587	478	1,405	1,122
Total	$3,528	$2,846	$5,184	$4,359	$8,712	$7,205

GROUP FINANCIAL CONDITION
Capital Position

TABLE 33 CAPITAL STRUCTURE AND RATIOS
	(millions of Canadian dollars, except as noted)	2009	2008	2007
		Basel II	Basel II	Basel I1
	Tier 1 capital
	Common shares	$15,357	$13,241	$6,577
	Contributed surplus	321	350	119
	Retained earnings	18,632	17,857	15,954
	Net unrealized foreign currency translation gains (losses) on investment in subsidiaries, net of hedging activities	(1,539)	(1,633)	(2,073)
	Preferred shares 2	3,945	2,425	974
	Innovative instruments 2, 3	4,588	2,765	1,740
	Innovative instruments (ineligible for Tier 1 capital)	(743)	-	-
	Qualifying non-controlling interests in subsidiaries	31	20	22
	Gross Tier 1 capital	40,592	35,025	23,313
	Goodwill and intangibles in excess of 5% limit	(15,015)	(15,123)	(7,668)
	Net impact of eliminating one month lag of U.S. entities 4	57	1,642	n/a
	Net Tier 1 capital	25,634	21,544	15,645
Securitization	- gain on sales of mortgages	(84)	(57)	n/a
	- other	(1,128)	-	n/a
	50% shortfall in allowance 5	(110)	(309)	n/a
	50% substantial investments	(2,876)	(71)	n/a
	Other deductions	-	(4)	n/a
	Net impact of eliminating one month lag of U.S. entities 4	(29)	(424)	n/a
	Adjusted net Tier 1 capital	21,407	20,679	15,645
	Tier 2 capital
	Innovative instruments in excess of Tier 1 limit	743	-	-
	Subordinated notes and debentures (net of amortization and ineligible)	11,948	12,186	9,286
	General allowance - standardized portfolios	877	490	1,092
	Accumulated net after-tax unrealized gain on AFS equity securities in OCI	42	53	354
	Securitization - other	(2,421)	-	n/a
	50% shortfall in allowance 5	(110)	(309)	n/a
	50% substantial investments 6	(2,876)	(5,547)	(5,088)
	Investment in insurance subsidiaries 6	(1,243)	(1,198)	(1,440)
	Other deductions	-	(4)	(55)
	Net impact of eliminating one month lag of U.S. entities 4	(29)	(1,002)	n/a
	Total Tier 2 capital	6,931	4,669	4,149
	Total regulatory capital	$28,338	$25,348	$19,794
	Regulatory capital ratios
	Tier 1 capital ratio	11.3%	9.8%	10.3%
	Total capital ratio	14.9	12.0	13.0
	Assets-to-capital multiple	17.1	19.3	19.7
1
Effective November 1, 2007, the Bank implemented guidelines of the Office of the Superintendant of Financial Institutions Canada (OSFI) based on Basel II. Accordingly, the numbers for 2009 and 2008 are based on Basel II. The numbers for 2007 are based on Basel I.

2
In accordance with CICA Handbook Section 3863, Financial Instruments - Presentation, the Bank is required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the balance sheet. For regulatory capital purposes, these capital instruments continue to qualify for inclusion in Tier 1 capital.

3	As the Bank is not the primary beneficiary of TD Capital Trust II and TD Capital Trust IV, these are not consolidated by the Bank. However, they do qualify as Tier 1 regulatory capital.
4
Effective April 30, 2009, for accounting purposes, and effective October 31, 2008 for regulatory reporting purposes, the one month lag in reporting of TD Bank, N.A., which includes TD Banknorth and Commerce financial position and results is eliminated as the reporting period of TD Bank, N.A. was aligned with the rest of the Bank. Prior to October 31, 2008, regulatory capital was calculated incorporating TD Bank, N.A. assets on a one month lag. Further, effective October 31, 2008, for regulatory purposes only, the Bank’s investment in TD Ameritrade is translated using the period end foreign exchange rate of the Bank. Accordingly, with the alignment of the reporting periods of TD Bank N.A., effective April 30, 2009, the net impact relates to TD Ameritrade only.

5
When expected loss as calculated within the IRB approach exceeds total provisions, the difference is deducted 50% from Tier 1 capital and 50% from Tier 2 capital. When expected loss as calculated within the IRB approach is less than the total provisions, the difference is added to Tier 2 capital.

6
Effective November 1, 2008, substantial investments held before January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital. Increases in the investment value of insurance subsidiaries and/or substantial investments on or after January 1, 2007 are subject to the 50% from Tier 1 capital and 50% from Tier 2 capital deduction.

THE BANK’S OBJECTIVES:
•	To provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank’s common shareholders with a satisfactory return.
•	To be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank’s peers.
•	To achieve the most economically achievable overall cost of capital, consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
•	To maintain strong ratings with rating agencies.

CAPITAL SOURCES
The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders, holders of innovative capital instruments and holders of the Bank’s subordinated debt.

CAPITAL MANAGEMENT
The Treasury and Balance Sheet Management group manages capital for the Bank and is responsible for acquiring, maintaining, and retiring capital. The Board of Directors oversees capital policy and management.
The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL
The Bank’s internal measure of required capital is called economic capital or invested capital. Economic capital comprises of risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions as well as investment capital that has been used to fund acquisitions or investments in fixed assets to support future earnings growth.
The Bank uses internal models to determine how much risk-based capital is required to support the enterprise’s risk and business exposures. Characteristics of these models are described in the ‘Managing Risk’ section. Within the Bank’s measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank’s chosen internal capital targets are well founded and consistent with our overall risk profile and current operating environment.
Since November 1, 2007, the Bank has been operating its capital regime under the Basel II Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk (including derivative counterparty risk currently based on the Current Exposure Methodology), market risk and operational risk, the Bank’s economic capital framework captures other material Pillar II risks including business risk, interest rate risk in banking book and concentration risk.
The Bank makes business decisions based on the return on economic capital and economic profit, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

REGULATORY CAPITAL
Basel II Capital Framework
The Bank complies with the OSFI guideline for calculating RWA and regulatory capital. This guideline is based on the International Convergence of Capital Measurement and Capital Standard - A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. This framework replaced the Basel I Capital Accord (Basel I) originally introduced in 1988 and supplemented in 1996. The framework allows qualifying banks to determine capital levels consistent with the way they measure, manage and mitigate risks. It provides a spectrum of methodologies, from simple to advanced, for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Banknorth and Commerce) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.
For accounting purposes, GAAP is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized. Effective
April 30, 2009 for accounting purposes, and effective October 31, 2008, for regulatory capital purposes, the one month lag in reporting of the Bank’s U.S. Personal and Commercial Banking segment entities was eliminated by using the same period end as the rest of the Bank. Before October 31, 2008, the Bank’s regulatory capital was calculated incorporating the U.S. Personal and Commercial Banking entities on a one month lag. For regulatory capital purposes, the Bank’s investment in TD Ameritrade is translated using the period end foreign exchange rate of the Bank.
Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank’s ability to extract capital or funds for other uses.

Tier 1 Capital
Tier 1 capital was $21.4 billion at October 31, 2009, up from $20.7 billion last year. Effective November 1, 2008, the Bank’s substantial investments, including TD Ameritrade, are deducted 50% from Tier 1 and 50% from Tier 2 capital. The increase to Tier 1 capital was largely due to strong earnings and capital issuances of common shares, preferred shares, and innovative Tier 1 securities, partially offset by the 50/50 deduction of substantial investments. Capital management funding activities during the year consisted of the following: the Bank issued $2.1 billion of common shares during the year, consisting of a public issue of $1.38 billion and $0.7 billion due to issuance under the dividend reinvestment plan and stock option exercises; the Bank issued $220 million of 5-Year Rate Reset Preferred Shares, Series AC; $300 million of 5-Year Rate Reset Preferred Shares, Series AE; $375 million of 5-Year Rate Reset Preferred Shares, Series AG; $275 million of 5-Year Rate Reset Preferred Shares, Series AI; and $350 million of 5-Year Rate Reset Preferred Shares, Series AK; and a subsidiary of the Bank, TD Capital Trust IV, issued $550 million of TD Capital Trust IV Notes - Series 1, $450 million of TD Capital Trust IV Notes - Series 2 and $750 million of TD Capital Trust IV Notes - Series 3. On November 5, 2009, a subsidiary of the Bank, TD Capital Trust, announced its intention to redeem all its outstanding $900 million Capital Trust Securities - Series 2009 on December 31, 2009. See Notes 16 and 18 to the Bank’s Consolidated Financial Statements for more details.

Issue of Common Shares
On December 5, 2008, the Bank enhanced its capital position by issuing 35 million common shares at a price of $39.50 per common share for gross cash consideration of $1.38 billion. The issue qualifies as Tier 1 capital for the Bank.

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS
The Bank’s Internal Capital Adequacy Assessment Process (ICAAP) is an integrated process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's economic capital and stress testing practices and helps determine the Bank’s capital adequacy requirements.
The ICAAP is facilitated by Risk Management and is supported by numerous functional areas which together help determine the Bank's internal capital adequacy assessment which ultimately represents the capacity to bear risk in congruence with the risk profile and stated risk appetite of the Bank. Risk Management leads the ICAAP and assesses whether the Bank’s internal view of required capital is appropriate for the Bank’s risks. Treasury and Balance Sheet Management determines the adequacy of the Bank’s available capital in relation to required capital.

DIVIDENDS
The Bank’s dividend policy is approved by the Board of Directors. At October 31, 2009, the quarterly dividend was $0.61 per share, consistent with the Bank’s current target payout range of 35-45% of adjusted earnings. Cash dividends declared and paid during 2009 totalled $2.44 per share (2008 - $2.36; 2007 - $2.11). For cash dividends payable on the Bank’s preferred shares, see Notes 15 and 18 to the Bank’s Consolidated Financial Statements. As at October 31, 2009, 858.8 million common shares were outstanding (2008 - 810.1 million; 2007 - 717.8 million). The Bank’s ability to pay dividends is subject to the Bank Act and the requirements of OSFI. See Note 18 to the Consolidated Financial Statements for further details.

CAPITAL RATIOS
Capital ratios are measures of financial strength and flexibility. The Bank’s capital ratios are calculated using OSFI’s guidelines which are based on the capital adequacy rules included in Basel II. At the consolidated level, the top corporate entity to which Basel II applies is The Toronto-Dominion Bank.
OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures. OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:
•	The Tier 1 capital ratio is defined as Tier 1 regulatory capital divided by RWA. OSFI has established a target Tier 1 capital ratio of 7%.
•	The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target Total capital ratio of 10%.

The Bank’s Tier 1 and Total capital ratios were 11.3% and 14.9%, respectively, on October 31, 2009, compared with 9.8% and 12.0%, respectively, on October 31, 2008. The year-over-year changes were influenced by several factors, including the increase in capital described above in Tier 1 capital and a decrease in RWA, largely in Wholesale Banking. As at October 31, 2009, the Bank exceeded its internal medium-term target for Tier 1 capital.

RISK-WEIGHTED ASSETS
Based on Basel II, RWA are calculated for each of credit risk, market risk, and operational risk. Operational risk represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank’s RWA were as follows:

TABLE 34 RISK-WEIGHTED ASSETS - BASEL II1
(millions of Canadian dollars)	2009	2008
Credit risk
Retail
Residential secured	$13,210	$9,214
Qualifying revolving retail	15,053	14,307
Other retail	25,527	22,430
Non-retail
Corporate	72,876	79,802
Sovereign	474	1,365
Bank	10,259	8,436
Securitization exposures	5,069	6,360
Equity exposures2
Equity exposures that are grandfathered	-	2,044
Equity exposures subject to simple risk weight method	-	4,834
Equity exposures subject to PD/LGD3 approaches	-	388
Other	1,296	29
Exposures subject to standardized or IRB approaches	143,764	149,209
Adjustment to IRB RWA for scaling factor	4,730	5,119
Other assets not included in standardized or IRB approaches	11,971	13,543
Net impact of eliminating one month reporting lag on U.S. entities	-	9,681
Total credit risk	160,465	177,552
Market risk
Internal models approach - trading book	3,735	9,644
Operational risk
Basic indicator approach	7,882	7,090
Standardized approach	17,503	17,464
Total	$189,585	$211,750
1	Effective November 1, 2007, the Bank implemented OSFI’s guidelines based on Basel II.
2	Effective April 30, 2009, the Bank’s equity portfolio qualified for the Basel II Framework’s equity materiality exemption.
3	For definition of PD and LGD, see the Credit Risk section.

During the year, RWA decreased $22.2 billion primarily due to lower market risk, a strategic decision to exit the public equity portfolio in Wholesale Banking, and the impact of a stronger Canadian dollar against the U.S. dollar, partially offset by organic growth in the retail businesses in both Canada and the U.S.

TABLE 35 OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY1
(millions of shares/units, except as noted)	Oct. 31, 2009	Oct. 31, 2008
	Number of shares/units	Number of shares/units
Common shares outstanding	858.8	810.1
Stock options
Vested	19.6	23.0
Non-vested	6.3	4.5
Preferred shares - Class A:
Series M	14.0	14.0
Series N	8.0	8.0
Total preferred shares - liabilities	22.0	22.0
Series O	17.0	17.0
Series P	10.0	10.0
Series Q	8.0	8.0
Series R	10.0	10.0
Series S	10.0	10.0
Series Y	10.0	10.0
Series AA	10.0	10.0
Series AC	8.8	-
Series AE	12.0	-
Series AG	15.0	-
Series AI	11.0	-
Series AK	14.0	-
Total preferred shares - equity	135.8	75.0
Total preferred shares	157.8	97.0
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust:
Capital Trust Securities Series 2009	900.0	900.0
Trust units issued by TD Capital Trust II:
TD Capital Trust II Securities - Series 2012-1	350.0	350.0
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities - Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes - Series 1	550.0	-
TD Capital Trust IV Notes - Series 2	450.0	-
TD Capital Trust IV Notes - Series 3	750.0	-
1	For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 15, 16, and 18 to the Bank’s Consolidated Financial Statements.

GROUP FINANCIAL CONDITION
Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under GAAP, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risk which are discussed in the “Managing Risk” section of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

SPECIAL PURPOSE ENTITIES
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. See Note 6 to the Consolidated Financial Statements for further information regarding the accounting for VIEs.
Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of Bank-originated assets, securitization of third party-originated assets, and other investment and financing products.
Certain of the Bank’s securitizations of Bank-originated assets and of third party-originated assets are structured through QSPEs. QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by any party including the Bank.
The Bank monitors its involvement with SPEs through the Reputational Risk Committee. The Committee is responsible for the review of structured transactions and complex credit arrangements with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated SPEs and significant unconsolidated QSPEs are as follows:

TABLE 36 EXPOSURES SECURITIZED BY THE BANK AS AN ORIGINATOR1
(millions of Canadian dollars)	20092				2008
	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Significant unconsolidated QSPEs		Significant unconsolidated SPEs
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$-	$-	$21,939	$558	$-	$-	$24,332	$421
Personal loans	6,962	121	-	-	8,100	80	-	-
Commercial mortgage loans	113	2	-	-	148	4	-	-
Total exposure	$7,075	$123	$21,939	$558	$8,248	$84	$24,332	$421
1	In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.
2
Excluded from this table as at October 31, 2009 are $18,962 million of securitized assets (residential mortgage loans - $18,958 million, commercial mortgage loans - $4 million) and $658 million of carrying value of retained interests (residential mortgage loans - $658 million) due to securitizations through Canadian non-SPE third parties.

Residential mortgage loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal loans
The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at October 31, 2009, the single-seller conduits had $5.1 billion (2008 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $2.9 billion (2008 - $3.0 billion) of term notes outstanding. While the probability of loss is negligible as at October 31, 2009, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (2008 - $5.1 billion) of which $1.1 billion (2008 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $121 million (2008 - $80 million) relating to excess spread.

Commercial mortgage loans
As at October 31, 2009, the Bank’s maximum potential exposure to loss was $2 million (2008 - $4 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $7.5 billion as at October 31, 2009 (2008 - $10.7 billion). Further, the Bank has committed an additional $1.0 billion (2008 - $1.8 billion) in liquidity facilities for asset-backed commercial paper (ABCP) that could potentially be issued by the conduits. As at October 31, 2009, the Bank also provided deal-specific credit enhancement in the amount of $134 million (2008 - $78 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 37 EXPOSURE TO THIRD-PARTY ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars)				2009			2008
		Ratings profile of SPE asset class				Ratings profile of SPE asset class
	Significant unconsolidated SPEs	AAA	AA+ to AA-	Expected weighted-average life (years)1	Significant unconsolidated SPEs	AAA	AA+ to AA-
Residential mortgage loans	$2,311	$2,311	$-	2.4	$3,428	$3,378	$50
Credit card loans	500	500	-	2.7	500	500	-
Automobile loans and leases	2,487	2,487	-	1.2	4,474	4,470	4
Equipment loans and leases	428	428	-	1.2	638	636	2
Trade receivables	1,753	1,753	-	2.4	1,705	1,679	26
Total exposure	$7,479	$7,479	$-	2.0	$10,745	$10,663	$82
1
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted average life of the assets for amortizing pools.

Exposure to Third Party-sponsored Conduits
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $160 million (2008 - $465 million) of which $160 million (2008 - $24 million) has been drawn. The assets within these conduits primarily comprise automotive-related financing assets, including loans and leases. During the twelve months ended October 31, 2009 and subsequently, these assets have received significantly different ratings (split ratings) from various credit rating agencies, ranging from AAA to BB-. The weighted-average of the lowest of the split ratings, if the facilities are drawn, will result in credit exposure to the Bank of BBB+ (2008 - AAA).
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2009 was not significant.

Other Investment and Financing Products
Other Financing Transactions
The Bank enters into transactions with major U.S. corporate clients through VIEs as a means to provide them with cost efficient financing. Under these transactions, as at October 31, 2009, the Bank provided approximately $2.0 billion (2008 - $2.1 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with A+ credit ratings on an S&P equivalent basis, fully covering its investments in these VIEs (2008 - AA). At inception or through recent restructuring of the transactions, the counterparties posted collateral with AAA ratings on an S&P equivalent basis in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. As at October 31, 2009, these VIEs had assets totalling approximately $10.6 billion (2008 - $10.6 billion). As at October 31, 2009, the Bank’s maximum total exposure to loss before considering guarantees, recourse, collateral and CDS was approximately $2.0 billion (2008 - $2.1 billion). As at October 31, 2009, the Bank's net exposure to the U.S. banks after taking into account collateral and CDS was approximately $384 million (2008 - $960 million). The transactions allow the Bank or the counterparties discretion to exit the transactions on short notice.

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). Total CDOs purchased and sold in the trading portfolio as at October 31, 2009, were as follows:

TABLE 38 COLLATERALIZED DEBT OBLIGATIONS1
(millions of Canadian dollars)		2009		20081
	Notional amount	Positive (negative) fair value	Notional amount	Positive (negative) fair value
Funded
Purchased protection via Bank-issued credit linked notes	$213	$(40)	$283	$(38)

Unfunded
Sold protection Positive fair value	351	-	891	-
Negative fair value	-	(198)	-	(278)
Purchased protection Positive fair value	131	45	261	104
Negative fair value	-	(4)	-	(28)
Unfunded - Similar Reference Portfolio
Sold protection Positive fair value	-	-	1,820	5
Negative fair value	-	-	-	(568)
Purchased protection Positive fair value	-	-	1,883	613
Negative fair value	-	-	-	(5)
1	This table excludes standard index tranche CDOs.

The Bank does not have any exposure to U.S. subprime mortgages via the CDOs disclosed above. The CDOs are referenced to corporate debt securities. The hedges on the similar reference portfolio are not entered into with monoline insurers; rather, they are entered into with global financial institutions, such as universal banks or broker-dealers. All exposures are managed with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs. The potential effect of using reasonable possible alternative assumptions for valuing these CDO positions would range from a reduction in the fair value by $7.5 million to an increase in the fair value by $7.7 million. A sensitivity analysis was performed for all items fair valued using valuation techniques with significant non-observable market inputs and is disclosed in the “Critical Accounting Estimates” - “Fair Value of Financial Instruments” section of this MD&A.

Commitments
The Bank enters into various commitments to meet the financing needs of the Bank’s clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 32 to the Bank’s 2009 Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 32 to the 2009 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at October 31, 2009, was not significant (2008 - $3.3 billion).

CAPITAL TRUSTS
The Bank sponsors SPEs to raise capital, including TD Capital Trust II Securities - Series 2012-1 (TD CaTS II) issued by TD Capital Trust II (Trust II) and TD Capital Trust IV Notes (TD CaTS IV Notes) issued by TD Capital Trust IV (Trust IV), both of which are VIEs. As the Bank is not the primary beneficiary of Trust II or Trust IV, the Bank does not consolidate them for accounting purposes. For further details on capital trust activity and the terms of TD CaTS II and TD CaTS IV Notes issued and outstanding, see Note 16 to the Consolidated Financial Statements.

GUARANTEES
In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank’s significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, and indemnification agreements. Certain guarantees remain off-balance sheet. See Note 32 to the Consolidated Financial Statements for further information regarding the accounting for guarantees.

GROUP FINANCIAL CONDITION
Related-party Transactions

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES
The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

(millions of Canadian dollars)	2009	2008
Personal loans, including mortgages	$9	$11
Business loans	175	110
Total	$184	$121

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. See Note 24 and Note 35 to the 2009 Consolidated Financial Statements for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES
TD AMERITRADE

Pursuant to a Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated four of eleven members to TD Ameritrade’s Board of Directors and has the ability to designate a 12th director. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Money Market Deposit Account Agreement
The Bank is party to a money market deposit account (MMDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade MMDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the MMDA. The Bank paid fees of $653.7 million in 2009 (2008 - $657.0 million; 2007 - $592.3 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average balance of deposits during the period with a portion of the fee tied to the actual yield earned by the Bank on the investments, with the balance based on an agreed rate of return.
As at October 31, 2009, amounts receivable from TD Ameritrade were $39.8 million (2008 - $225.1 million). As at October 31, 2009, amounts payable to TD Ameritrade were $73.8 million (2008 - $115.3 million).

TRANSACTIONS WITH SYMCOR
The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor’s results using the equity method of accounting. During the year, the Bank paid $134.7 million (2008 - $164.0 million; 2007 - $128.7 million) for these services. As at October 31, 2009, the amount payable to Symcor was $12.3 million (2008 - $38.4 million).

GROUP FINANCIAL CONDITION
Financial Instruments

As a financial institution, the Bank’s assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash resources, securities, loans and derivatives, while financial liabilities include deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.
The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include trading securities and trading derivatives. Non-trading financial instruments include the majority of the Bank’s lending portfolio, non-trading securities, hedging derivatives and financial liabilities. In accordance with accounting standards related to financial instruments classified as trading, those designated as trading under the fair value option, those classified as available-for-sale and all derivatives are measured at fair value in the Bank’s Consolidated Financial Statements, with the exception of those available-for-sale securities recorded at cost. Financial instruments classified as held-to-maturity, loans and receivables, and other liabilities are carried at amortized cost using the effective interest method. For details on how fair values of financial instruments are determined, refer to the “Critical Accounting Estimates” - Fair Value of Financial Instruments section of this MD&A. The use of financial instruments allows the Bank to earn profits in interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, equities, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the “Managing Risk” section of this MD&A.

RISK FACTORS AND MANAGEMENT
Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond our control, that could cause our results to differ significantly from our plans, objectives and estimates. Some of these factors are described below. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the “Caution Regarding Forward-Looking Statements” section of this MD&A.

INDUSTRY FACTORS
General Business and Economic Conditions in the Regions in Which We Conduct Business
The Bank operates in Canada, the U.S., and other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in the geographic regions in which it operates. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, government spending, exchange rates, the strength of the economy, threats of terrorism, and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could cause business disruptions and/or result in a potential increase in insurance and liability claims, all of which could adversely affect our results. Also, the financial markets are generally characterized by extensive interconnections among financial institutions. As such, defaults by other financial institutions in Canada, the U.S. or other countries could adversely affect the Bank.

Currency Rates
Currency rate movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank’s financial position (as a result of foreign currency translation adjustments) and on the Bank’s future earnings. For example, if the value of the Canadian dollar rises against the U.S. dollar, the Bank’s investments and earnings in the U.S., may be negatively affected, and vice versa. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank’s small business, commercial, and corporate clients in Canada.

Monetary and Economic Policies
The Bank’s earnings are affected by the economic and monetary policies of the Bank of Canada, the Federal Reserve System in the U.S., the U.S. Treasury, the U.S. Federal Insurance Deposit Corporation, and various other regulatory agencies internationally. The adoption of new economic or monetary policies by such agencies, changes to existing policies or changes in the supply of money and the general level of interest rates can impact the Bank’s profitability. Unintended consequences of new policies or changes to existing ones can also include the reduction of competition, the increase of uncertainty in markets and, in jurisdictions outside Canada, the favouring of certain domestic institutions. A change in the level of interest rates affects the interest spread between the Bank’s deposits and loans and as a result impacts the Bank’s net interest income. Changes in monetary policy and in the financial markets, and their impact on the Bank, are beyond the Bank’s control and can be difficult to predict or anticipate.

Level of Competition
The Bank currently operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, such as the quality and pricing of products or services. Deterioration in these factors or a loss of market share could adversely affect the Bank’s earnings. In addition, other types of financial institutions, such as insurance companies, as well as non-financial institutions are increasingly offering products and services traditionally offered by banks. This type of competition could adversely impact its earnings by reducing fee and net interest income.

Changes in Laws and Regulations, and Legal Proceedings
Changes to current laws and regulations, including changes in their interpretation or implementation, and the introduction of new laws and regulations, could adversely affect the Bank, such as by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. In particular, the recent financial crisis resulted in, and could result in further, unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry. The Bank’s failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage its reputation.

Accuracy and Completeness of Information on Customers and Counterparties
In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by or on behalf of such other parties, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of such information. The Bank’s financial condition and earnings could be negatively impacted to the extent it relies on financial statements or information that do not comply with GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank
The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions and changes to them may materially adversely affect the Bank’s results of operations and financial condition.

BANK SPECIFIC FACTORS
Adequacy of the Bank’s Risk Management Framework
The Bank’s risk management framework is made up of various processes and strategies for managing risk exposure and includes an Enterprise Risk Appetite Framework. Types of risk to which the Bank is subject include credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal, and other risks. There can be no assurance that the Bank’s framework to manage risk, including such framework’s underlying assumptions and models, will be effective under all conditions and circumstances. For example, the volatile nature of current market disruptions may lead to uncertainty with respect to underlying efforts to mitigate or reverse these disruptions. If the Bank’s risk management framework proves ineffective, whether because it does not keep pace with changing Bank or market circumstances or otherwise, the Bank could suffer unexpected losses and could be materially adversely affected.

New Products and Services to Maintain or Increase Market Share
The Bank’s ability to maintain or increase its market share depends, in part, on its ability to innovate and adapt products and services to evolving industry standards. There is increasing pressure on financial services companies to provide products and services at lower prices as well as to increase the convenience features, such as longer branch hours. This can reduce the Bank’s net interest income and revenue from fee-based products and services, increase the Bank’s expenses and, in turn, negatively impact net income. In addition, the widespread adoption of new technologies could require the Bank to make substantial expenditures to modify or adapt existing products and services. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans
The Bank regularly explores opportunities to acquire other financial services companies or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank undertakes thorough due diligence before completing an acquisition but it is possible that unanticipated factors could arise and there is no assurance that the Bank will achieve its financial or strategic objectives or anticipated cost savings following acquisitions and integration efforts. The Bank’s or a subsidiary’s ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank’s financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, the Bank’s earnings could grow more slowly or decline.

Ability to Attract and Retain Key Executives
The Bank’s future performance depends to a large extent on the availability of qualified people and the Bank’s ability to attract, develop, and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank’s management resource policies and practices to attract, develop and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so.

Business Infrastructure
Third parties provide key components of the Bank’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions we process on a daily basis, the Bank is reliant on such third party provided services to successfully deliver our products and services. Despite our contingency plans and those of our third party service providers, disruptions in internet, network access or other voice or data communication services could adversely affect the Bank’s ability to deliver products and services to customers and to otherwise conduct business.

Changes to Our Credit Ratings
There can be no assurance that the Bank’s credit ratings and rating outlooks from rating agencies such as Moody’s Investors Service, Standard & Poor’s, Fitch Ratings, or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about the Bank. Such changes could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect the Bank’s ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions.

RISK FACTORS AND MANAGEMENT
Managing Risk

EXECUTIVE SUMMARY
To grow profitably in financial services involves selectively taking and managing risks. The challenge and our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while continually investing in our businesses to meet our future growth objectives. Our risk management resources and processes are designed to enable all our businesses to understand the risks they are exposed to, and develop the governance, control, and risk management framework they need to manage them appropriately. These resources and processes are strengthened by our culture which emphasizes transparency and accountability for managing risk.

RISKS INVOLVED IN OUR BUSINESSES
We have created an Enterprise Risk Framework that sets out the major risk categories and identifies and defines a broad number of risks to which our businesses and operations could be exposed. These risk categories are Strategic Risk, Credit Risk, Market Risk, Liquidity Risk, Operational Risk, Insurance Risk, Regulatory & Legal Risk, and Reputational Risk. This Framework gives us an overall view of all potential risks the Bank and individual businesses face and allows us to develop appropriate management strategies.

WHO MANAGES RISK
Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. This structure supports the flow of information between the business units, oversight functions, the members of the Senior Executive Team (SET), representing every significant business segment and corporate oversight function, the Chief Executive Officer (CEO), and the Board of Directors.

RISK GOVERNANCE STRUCTURE
The key elements of our risk governance structure are:
•	The Board and its Risk Committee oversee the implementation of an effective risk management culture throughout the organization and regularly review and approve Bank-wide risk management policies.
•
The President and CEO, the Chief Risk Officer (CRO), and other members of SET are accountable for identifying significant risks and informing the Risk Committee of the Board and are also responsible for monitoring, evaluating, and managing risk across the Bank in accordance with their mandates.

•
The Bank’s Executive Committees are designated by the CEO in consultation with the CRO, and support the CEO in the overall management of risk. These Committees provide oversight on governance, risk, and control at the most senior level, and review and endorse risk management policies, strategies, and controls. All the Committees meet regularly and hold special meetings if required.

•
In determining the number and focus of Executive Committees, consideration is given to a number of factors, including the Enterprise Risk Framework. While the Enterprise Risk Management Committee (ERMC) provides executive oversight of the risk categories identified in the Framework, specific Executive Committees are established when the nature of the risk and business activity requires more focused oversight.

•
Risk Management is headed by the CRO who is responsible for setting enterprise-level policies and practices that reflect the Bank’s risk appetite. There are clear procedures for when and how risk events and issues are brought to the attention of executive management and the Risk Committee of the Board. Risk Management also monitors and reports on individual business and enterprise-level risks that could have a significant impact on the Bank.

•
Each major business segment within the Bank has its own risk management function that reports directly to Risk Management and indirectly to senior business management. This structure supports an appropriate level of central oversight while emphasizing ownership and accountability for risk within the business segment.

•
Business management is responsible for setting and aligning business-level risk appetite with enterprise-level risk appetite and managing risk within approved risk limits as set out in Bank policies. Any deviation from the limits and escalation protocols provided in such policies must be approved by the Board or the Risk Committee.

•	Internal Audit provides independent assurance of the effectiveness of risk management policies, procedures and internal controls, and reports on them to management and the Board.
•	Compliance is responsible for risk-based identification and independent review of applicable regulatory risk across the Bank.

HOW WE MANAGE RISK
Risk Management is an independent and enterprise-wide function that is responsible for the Enterprise Risk Framework and the decision and implementation of the Bank’s Enterprise Risk Appetite Framework. The latter sets out the risk appetite of the Bank and the governance process for its approval and sustainability. Risk Management is governed by the following principles:
•	Enterprise-wide in Scope - Risk Management will span all areas of the Bank, including third-party alliances and joint venture undertakings, all boundaries, both geographic and regulatory.
•	Transparent and Effective Communication - Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability - Risks are explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
•	Independent Oversight - Risk policies, procedures, and reporting will be established independently and objectively.

•	Integrated Risk and Control Culture - Risk management disciplines will be integrated into the daily routines, decision-making, and strategy of the Bank.
•	Strategic Balance - Risk will be managed to an acceptable level of exposure, recognizing the need to protect shareholder value.

The Bank’s risk management approach is comprehensive and proactive. It combines the experience and specialized knowledge of individual business units, risk professionals, and the corporate oversight functions. In managing risk, we:
•
Define our enterprise risk appetite within a comprehensive framework. Adherence to the enterprise risk appetite is managed and monitored across the Bank by Risk Management, supported by management oversight committees, and based on a broad collection of policies and practices, including those relating to major risk categories.

•	Develop and maintain appropriate enterprise-wide risk management policies and practices including guidelines, requirements, and limits to ensure risks are managed to acceptable levels.
•	Define the interaction between risk and capital assessment so that relevant risks can be appropriately captured in the Bank’s assessment and management of capital adequacy.
•	Review, challenge, and endorse the internal capital adequacy assessment process (ICAAP) and related economic capital practices through a number of senior management committees.
•	Communicate quantitative and qualitative elements of our risk profile to senior management and the Board of Directors through an integrated enterprise-wide risk monitoring and reporting process.
•	Use risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, and stress-testing to quantify risk.
•
Require significant business units and corporate oversight functions to assess their own key risks and internal controls annually through a structured risk and control self assessment program and through ongoing monitoring. This allows us to identify, escalate, and monitor significant risk issues as needed.

•	Measure performance based on the allocation of risk-based economic capital to businesses and charge a cost against that capital.
•	Actively monitor internal and external risk events to assess whether our internal controls are effective.
•	Review and access annually how the performance objectives established for members of SET were met in relation to the Enterprise Risk Appetite as an input into compensation decisions.
•	Employ enterprise-wide stress testing to understand potential vulnerabilities relevant to the Bank’s risk profile.

Enterprise Stress Testing
The Bank’s Enterprise Wide Stress Testing program involves the development, application, and assessment of severe but plausible stress scenarios on earnings and capital. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to the Bank's risk profile.
Enterprise Wide Stress Testing at the Bank is part of the long term strategic, financial, and capital planning exercise that helps define and understand risk tolerance and ensures that the Bank is not exposed to excessive risks. Furthermore, with the implementation of risk-sensitive capital measures under Basel II including the Internal Capital Adequacy Assessment Process (ICAAP), the Bank is required to be aware of potential fluctuations in capital and how risk-sensitive models behave in adverse economic conditions.
Stress Testing engages senior management in each business segment, Finance, Treasury and Balance Sheet Management, Economics and Risk Management. The results are reviewed by senior executives, incorporated in the Bank’s planning process and presented to the Risk Committee of the Board.

The following pages describe the key risks we face and how they are managed.

Strategic Risk

Strategic risk is the potential for loss arising from ineffective business strategies, from improper implementation of business strategies, or from a lack of responsiveness to changes in the business environment.
Management makes strategic decisions today to enhance future shareholder returns. Senior management actively monitors, assesses, manages, and mitigates the most significant strategic risks along with oversight from the Board.

WHO MANAGES STRATEGIC RISK
The CEO manages strategic risk supported by the members of SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with and subject to approval by the Board. The Executive Vice President Corporate Development, Group Strategy & Treasury and Balance Sheet Management, leads the Bank’s longer term strategy development with input and support from senior executives across the Bank. Each member of the SET is responsible for establishing and managing strategies for their business areas and for ensuring such strategies are aligned with the overall enterprise strategy. Each SET member is also accountable to the CEO for monitoring, managing, and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the direction and trend of significant and emerging risks related to the Bank’s strategies and that mitigating action is taken where appropriate.
The CEO reports to the Board on the implementation of Bank strategies, identifying the risks within those strategies and explaining how they are managed.

HOW WE MANAGE STRATEGIC RISK
The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of SET through the strategic planning process and strategic business and operating performance reviews.
The annual strategic planning process includes business segment strategies, key strategic initiatives, and an evaluation as to whether business level and enterprise-level strategies align. Strategic business reviews include a comprehensive review of business strategies, competitive position, financial performance, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments - Disclosures, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the year ended October 31, 2009 and 2008.

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.
Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.
Our primary objective is to be methodical in our credit risk assessment so that we can better understand, select, and manage our exposures to reduce significant fluctuations in earnings.
Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK
The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business but report to Risk Management to ensure objectivity and accountability.
Each business segment’s credit risk control unit is primarily responsible for credit decisions and must comply with established policies, exposure guidelines and credit approval limits, and policy/limit exception procedures. It must also adhere to established standards of credit assessment and obtain Risk Management’s approval for material credit decisions.
Risk Management provides independent oversight of credit risk by developing centralized policies that govern and control portfolio risks and product-specific policies as required.
The Risk Committee of the Board ultimately oversees the management of credit risk and annually approves all major credit risk policies.

HOW WE MANAGE CREDIT RISK
Credit Risk is managed through a centralized infrastructure:

•
Risk Management centrally approves all credit risk policies, including exception management guidelines, as well as the discretionary limits of officers throughout the Bank for extending lines of credit.

•
Guidelines are established to monitor and limit country risk, industry risk, and group exposure in the portfolios in accordance with enterprise-wide policies approved by the Risk Committee of the Board.

•
Our Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure we are willing to extend to a particular borrower.

•	Our retail businesses use approved scoring techniques and standards in extending, monitoring, and reporting personal credit in our retail businesses.
•	Management processes are used to monitor country, industry, and counterparty risk ratings which include daily, monthly, and quarterly review requirements for credit exposures.
•	The key parameters used in our credit risk models are monitored on an ongoing basis.
Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has counterparty exposure in a number of countries, with the majority of the exposure in North America. We measure country risk using approved risk rating models and qualitative factors that are also used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

 As part of our credit risk strategy, we set limits on the amount of credit we are prepared to extend to specific industry sectors. We monitor our concentration to any given industry to ensure that our loan portfolio is diversified. We limit our risk using guidelines based on an internal risk rating score that combines our industry risk rating model and detailed industry analysis.
If several industry segments are affected by common risk factors, we assign a single exposure guideline to those segments. In addition, for each material industry, Risk Management assigns a maximum exposure limit or a concentration limit which is a percentage of our total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry.
We also set limits on the amount of credit we are prepared to extend to a particular entity or group of entities (also referred to as “entity risk”).  All entity risk is approved by the appropriate decision-making authority using guidelines based on the borrower’s risk rating, the facility risk rating(s) and the risk rating of the industry in which the borrower operates. This exposure is monitored on a regular basis. As at October 31, 2009, entity risk is within approved limits and the Bank does not have material entity exposure to any entity considered higher risk (as defined by management’s internal monitoring process).
From time-to-time we may use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques.
Exceptions to policy/limit guidelines are permitted subject to approval via established procedures.

Credit Risk and the Basel II Framework
The objective of the Basel II Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market and operational risk and risk-weighted assets (RWA). RWA are a key determinant of our regulatory capital requirements.
We received approval from OSFI to use the Advanced Internal Ratings Based (AIRB) Approach for credit risk, effective November 1, 2007. We use the AIRB Approach for all material portfolios, except in the following areas:
•	We have approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management will reconfirm annually that this approach remains appropriate.
•
We have received temporary waivers to use the Standardized Approach for our margin trading book, some small retail credit portfolios and the majority of our U.S. credit portfolios. Plans are in place to transition these portfolios to the AIRB Approach.

To continue to qualify to use the AIRB approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel II Framework. We regularly assess our compliance with the Basel II requirements and retain qualified professionals to implement the remaining Basel II work.

Credit Risk Exposures subject to the Standardized Approach
The Standardized Approach to credit risk is used primarily for assets in the U.S. Personal and Commercial Banking portfolio. Under the Standardized Approach the assets are multiplied by risk-weights prescribed by OSFI to determine RWA. These risk-weights are assigned according to certain factors including counterparty type, product type and the nature/extent of credit risk mitigation. We use external credit ratings assigned by one or more of Moody’s Investors Service, Standard & Poor’s, Fitch and DBRS to determine the appropriate risk weight for our exposures to Sovereigns and Banks.
We apply the following risk weights to on-balance sheet exposures under the Standardized approach:

Sovereign	0%1
Bank	20%1
Residential secured	35% or 75%2
Other retail (including small business entities)	75%
Corporate	100%
1 The risk rating may vary according to the external risk rating.
2  35% applied when loan to value <=80%, 75% when loan to value >80%.

Lower risk-weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk-weight of either 100% (residential secured) or 150% (all other).
For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Credit Risk Exposures subject to the AIRB approach
Banks that adopt the AIRB approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in our financial statements.
The Bank’s credit risk exposures are divided into two main portfolios, non-retail and retail. In the non-retail portfolio, we manage exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers), sovereign (governments, central banks and certain public sector entities), and bank (regulated deposit-taking institutions, securities firms and certain public sector entities).
In the retail portfolio (individuals and small businesses), we manage exposures on a pooled basis, using predictive credit scoring techniques. We have three sub-types of retail exposures: residential secured (e.g., individual mortgages, home equity lines of credit), qualifying revolving retail (e.g., individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (e.g., personal loans, student lines of credit, and small business banking credit products).

Risk Parameters
Under the AIRB approach, credit risk is measured using the following risk parameters: probability of default (PD) - the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; loss given default (LGD) - the amount of the loss when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD) - the total amount we are exposed to at the time of default. By applying these risk parameters, we can measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Non-retail Exposures
We evaluate credit risk for non-retail exposures by rating both the borrower risk and the facility risk. We use this system for all corporate, sovereign and bank exposures. We determine the risk ratings using industry and sector-specific credit risk models that quantify and monitor the level of risk and facilitate its management. All borrowers and facilities are assigned an internal risk rating which must be reviewed at least once each year.
   Each borrower is assigned a borrower risk rating that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, we review the borrower’s competitive position, industry, financial performance, economic trends, management and access to funds. The Bank’s 21-point borrower risk rating scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor’s	Moody’s Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca2 and below
Impaired/default	9A to 9B	Default	Default

The facility risk rating maps to LGD and takes into account facility-specific characteristics such as collateral, seniority of debt, and loan structure.
Internal risk ratings are key to portfolio monitoring and management and are used to set exposure limits and loan pricing. Internal ratings are also used in the calculation of regulatory capital, economic capital, and general allowance for credit losses.

Derivative Exposures
Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. We use the Current Exposure Method to determine regulatory capital requirements for derivative exposures. The Treasury Credit group within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.
We use a range of qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure and limit future potential exposure and stress tests to identify and quantify exposure to extreme events. We set gross notional limits to manage business volumes and concentrations and we regularly assess market conditions and the pricing quality of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Treasury Credit Management meets regularly with Trading Risk Management and front office Trading to discuss evolving market conditions and the interdependencies between market risk and counterparty credit risk.
The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. Derivative-related credit risks are subject to the same credit approval, limit, monitoring and exposure guideline standards that we use for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification and maturity structure of the portfolios.
There are two types of wrong-way risk exposure: general and specific. General wrong-way risk arises when the probability of default of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the probability of default of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval by the appropriate level within the credit approval process. We record specific wrong-way risk exposures in the same manner as direct loan obligations and control them by way of approved facility limits.
As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2009, after taking into account risk mitigation strategies, the Bank does not have a material derivative exposure to any counterparty considered higher risk as defined by management’s internal monitoring process. In addition, the Bank does not have a material credit risk valuation adjustment to any specific counterparty.

Retail Exposures
We have a large number of individual and small business customers in our retail credit segment. We use automated credit and behavioural scoring systems to process requests for retail credit. For larger and more complex transactions, we direct the requests to underwriters in regional credit centres who work within clear approval limits. Once retail credits are funded, we monitor current internal and external risk indicators on a regular basis to identify changes in risk.
We assess retail exposures on a pooled basis, with each pool consisting of exposures with similar characteristics. Pools are segmented by product type and by the PD estimate. We have developed proprietary statistical models and decision strategies for each retail product portfolio. Our models are based on seven to ten or more years of internal historical data. Credit risk parameters (PD, EAD and LGD) for each individual facility are updated quarterly using the most recent borrower credit bureau and product-related information. We adjust the calculation of LGD to reflect the potential of increased loss during an economic downturn.

The following table maps PD ranges to risk levels:
Description	One-year PD range > - <=
Low risk	0.00% - 0.15%
Normal risk	0.15% - 1.10%
Medium risk	1.10% - 4.75%
High risk	4.75% - 99.99%
Default	100.0%

Validation of the Credit Risk Rating System
Credit risk rating systems and methodologies are independently validated to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

•
Risk parameter estimates - PDs, EADs and LGDs are reviewed and updated against actual loss experience and benchmarked against public sources of information to ensure estimates continue to be reasonable predictors of potential loss.

•	Model performance - Estimates continue to be discriminatory, stable and predictive.
•	Data quality - Data used in the risk rating system is accurate, appropriate and sufficient.
•	Assumptions - Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with the Bank’s model risk rating policy. At least annually, the Risk Committee of the Board is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank’s credit risk rating system.

Stress Testing
To determine the potential loss that could be incurred under a range of adverse scenarios, we subject our credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as a material market disruption or an economic downturn.

Credit Risk Mitigation
The techniques we use to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral and other credit risk mitigation techniques required are based on the Bank’s own assessment of the counterparty’s credit quality and capacity to pay.
In the Retail and Commercial Banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory and fixed assets. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine recalculation schedules and to document, register, perfect and monitor collateral.
Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by governments and investment grade issuers. The Treasury Credit group within Wholesale Banking is the central source of financial collateral processes. These processes include pre-defined discounts and procedures for the receipt, safekeeping and release of pledged securities.
In all but exceptional situations, we secure collateral by taking possession and controlling it in a jurisdiction where we can legally enforce our collateral rights. Exceptionally, and when demanded by our counterparty, we hold or pledge collateral with a third-party custodian. We document third-party arrangements with a Custody and Control Agreement.
We may take guarantees to reduce the risk in credit exposures. We only recognize guarantees that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.
The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. Our policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes we use for all counterparties to which we have credit exposure. We also use collateral and master netting agreements to mitigate derivative counterparty exposure.

Gross Credit Risk Exposure
Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount we are exposed to at the time of default of a loan and is measured before specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees and certain other repo-style transactions.
Gross credit risk exposure for the two approaches we use to measure credit risk is given in the following table:

TABLE 39 GROSS CREDIT RISK EXPOSURE1 - BASEL II: STANDARDIZED AND AIRB APPROACHES
(millions of Canadian dollars)	As at Oct. 31, 2009			As at Oct. 31, 2008
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$10,606	$137,448	$148,054	$7,733	$134,930	$142,663
Qualifying revolving retail	-	40,894	40,894	-	41,461	41,461
Other retail	17,252	23,636	40,888	15,386	20,415	35,801
Total retail	27,858	201,978	229,836	23,119	196,806	219,925
Non-retail
Corporate	45,277	99,856	145,133	44,991	113,119	158,110
Sovereign	2,144	57,958	60,102	305	57,856	58,161
Bank	18,144	91,089	109,233	8,302	91,635	99,937
Total non-retail	65,565	248,903	314,468	53,598	262,610	316,208
Gross credit risk exposures	$93,423	$450,881	$544,304	$76,717	$459,416	$536,133
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

Other Credit Risk Exposures
Non-trading Equity Exposures
In 2009, we reduced our non-trading equity exposures to a level that represents less than 10% of our combined Tier 1 and Tier 2 capital. As a result, non-trading equity exposures are excluded from the Internal Ratings Based (IRB) treatment and are assigned a risk weight of 100%.

Securitization Exposures
For externally rated securitization exposures, we use both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody’s Investors Service, Standard & Poor’s, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.
We use the Internal Assessment Approach (IAA) to calculate RWA for our exposures relating to asset-backed commercial paper (ABCP) securitizations that are not externally rated. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA.

Market Risk

Market risk is the risk of loss in financial instruments or the balance sheet due to adverse movements in market factors such as interest and exchange rates, prices, credit spreads, volatilities and correlations.
We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for the Bank through careful management of our positions and inventories. In our non-trading activities, we are exposed to market risk through the transactions that our customers execute with us.
We comply with the Basel II market risk requirements as at October 31, 2009 using the Internal Model Method.

MARKET RISK IN TRADING ACTIVITIES
The four main trading activities that expose us to market risk are:

•
Market making - We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices.

•	Sales - We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions.
•
Arbitrage - We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies.

•	Positioning - We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES
Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Trading Risk within Risk Management. There is a Market Risk and Capital Committee chaired by the Senior Vice President, Trading Risk Management and includes Wholesale Banking senior management which meets regularly to conduct a review of the market risk profile and trading results of our trading businesses, recommend changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES
Market risk plays a key part in the assessment of any trading business strategy. We launch new trading initiatives or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk tolerance and business expertise, and if the appropriate infrastructure is in place to monitor, control and manage the risk.

Trading Limits
We set trading limits that are consistent with the approved business plan for each business and our tolerance for the associated market risk. In setting limits we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the desk level, portfolio level, and business line level, and in Wholesale Banking in aggregate.
The core market risk limits are based on the key risk drivers in the business and include notional limits, credit spread limits, yield curve shift limits, price and volatility shift limits.
Another primary measure of trading limits is Value-at-Risk (VaR), which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.
At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR
The Bank estimates total VaR on a daily basis by combining the General Market Risk (GMR) and Debt Specific Risk (DSR) exposure associated with the Bank’s trading positions. GMR is determined by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
DSR measures the migration and default risk for credit products in the trading portfolio. The DSR model is based on Monte Carlo simulations of credit migrations and defaults using historical migration and default probabilities. Similar to GMR, DSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
Trading-related income is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income. Trading related revenue in the graph below excludes revenue related to changes in the fair value of loan commitments. Similarly, the commitments are not included in the VaR measure as they are not managed as trading positions. In the first quarter of 2009, there was a significant recovery realized on the date of the cancellation of a loan commitment due to specific circumstances related to the borrower. In the fourth quarter of 2009, there were three days of trading losses, with zero breaches in VaR.
The graph below discloses daily VaR usage and trading-related income within Wholesale Banking.

TABLE 40 VALUE-AT-RISK USAGE
(millions of Canadian dollars)	2009				2008
	As at	Average	High	Low	As at	Average	High	Low
Interest rate and credit spread risk	$15.8	$21.5	$46.3	$8.3	$48.6	$24.9	$70.2	$12.1
Equity risk	8.8	9.2	17.1	4.6	10.2	9.9	18.7	3.3
Foreign exchange risk	4.0	4.4	9.7	1.2	7.2	3.5	15.0	1.0
Commodity risk	1.0	0.9	2.4	0.5	0.8	1.3	3.0	0.4
Debt specific risk	16.8	31.7	67.4	11.9	49.3	33.2	80.3	13.8
Diversification effect1	(23.1)	(29.3)	n/m2	n/m2	(50.1)	(29.9)	n/m2	n/m2
Total Value-at-Risk	$23.3	$38.4	$78.7	$16.9	$66.0	$42.9	$104.8	$17.9
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Validation of VaR Model
For each of our trading portfolios, and for the portfolio as a whole, we use a back testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical assumptions of the VaR model. The theoretical change in profit and loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio.

Stress Testing
Our trading business is subject to an overall global stress test limit. In addition, each global business has a stress test limit, and each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption. The events we have modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, and the aftermath of September 11, 2001 and the 2007 Canadian ABCP crisis. We have also modeled fixed income specific scenarios based on the collapse of Lehman Brothers in 2008.
Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

MARKET RISK IN INVESTMENT ACTIVITIES
We are also exposed to market risk in the Bank’s own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure and mitigate these risks.

WHO MANAGES MARKET RISK IN INVESTMENT ACTIVITIES
The TDBFG Investment Committee regularly reviews the performance of the Bank’s own investments and assesses the performance of portfolio managers. Similarly, the Merchant Banking Investment Committee reviews and approves merchant banking investments. The Risk Committee of the Board reviews and approves the investment policies and limits for the Bank’s own portfolio and for the merchant banking business.

HOW WE MANAGE RISK IN INVESTMENT ACTIVITIES
We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers, such as sector and security exposures, as well as the influence of market factors.

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

Asset/Liability Management

Asset/liability management deals with managing the market risks of our traditional banking activities. Such market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT
The Treasury and Balance Sheet Management (TBSM) Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability Committee (ALCO), which is chaired by the Executive Vice President, Corporate Development, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves all asset/liability management market risk policies and receives reports on compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS
When Bank products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net income contribution from our asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

•	Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value.
•	Measuring the contribution of each Bank product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers.
•	Developing and implementing strategies to stabilize net income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called “mismatched positions.” An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.
Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.
Interest rate risk is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on both the Bank’s annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in our annual net interest income from a 100 bps unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from a 100 bps unfavourable interest rate shock.
The Bank’s policy sets overall limits on EVaR and EaR based on a 100 bps adverse interest rate shock for its management of Canadian and U.S. non-trading interest rate risk.
We regularly perform valuations of all asset and liability positions, as well as off-balance sheet exposures. Our objectives are to protect the present value of the margin booked at the time of inception for fixed-rate assets and liabilities, and to generate more stable net interest income over time.
The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. We project future cash flows by looking at the impact of:

•	An assumed maturity profile for our core deposit portfolio.
•	Our targeted investment profile on our net equity position.
•	Liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches, so that net interest income becomes more predictable.
Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk. We model our exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts. To manage product option exposures we purchase options or use a dynamic hedging process designed to replicate the payoff on a purchased option.

The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2009, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $85.6 million (2008 - $122.8 million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $137.0 million (2008 - $29.0 million) after tax.
The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where the Bank has material exposure.

TABLE 41 SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)	As at Oct. 31, 2009		As at Oct. 31, 2008
Currency	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(0.5)	$(67.6)	$(0.4)	$(27.0)
U.S. dollar	(85.1)	(69.4)	(122.4)	(2.0)
	$(85.6)	$(137.0)	$122.8	$(29.0)

For the EaR measure (not shown on the graph), a 100 basis point increase in interest rates on October 31, 2009 would have decreased pre-tax net income by $95.2 million (2008 - $6.4 million increase) in the next 12 months. A 100 basis point decrease in interest rates on October 31, 2009 would have increased pre-tax net income by $95.2 million (2008 - $6.4 million decrease) in the next 12 months.
The following table shows the sensitivity of net income (pre-tax) by currency for those currencies where the Bank has material exposure.

TABLE 42 SENSITIVITY OF PRE-TAX EARNINGS AT RISK BY CURRENCY
(millions of Canadian dollars)	As at Oct. 31, 2009		As at Oct. 31, 2008
Currency	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(72.6)	$72.6	$(15.5)	$15.5
U.S. dollar	(22.6)	22.6	21.9	(21.9)
	$(95.2)	$95.2	$6.4	$(6.4)

Managing Non-trading Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.
We are exposed to non-trading foreign exchange risk from our investments in foreign operations. When our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net income and shareholders’ equity and also our capital ratios. Our objective is to minimize these impacts.
Minimizing the impact of an adverse foreign exchange rate change on reported shareholders’ equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank’s net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

WHY PRODUCT MARGINS FLUCTUATE OVER TIME

As explained above, the objective of our approach to asset/liability management is to lock in margins on fixed-rate loans and deposits as they are booked. It also offsets the impact of an instantaneous interest-rate shock on the amount of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets is subject to change over time for the following reasons:

•	Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
•	The weighted-average margin on average earning assets will shift as the mix of business changes.
•	Changes in the prime-Bankers’ Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.
•
The general level of interest rates will affect the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.
We use simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios. The model also includes the impact of projected product volume growth, new margin and product mix assumptions.

Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or collateral or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit or liquidity support. Liquidity risk also includes the risk of not being able to sell assets in a timely manner at a reasonable price.
As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due and to sustain and grow our assets and operations under normal and stress conditions. In the event of a funding disruption, we need to be able to continue to function without being forced to sell too many of our assets and/or significantly alter our business strategies. The process that ensures adequate access to funds is known as liquidity risk management.

WHO IS RESPONSIBLE FOR LIQUIDITY RISK MANAGEMENT
The ALCO oversees our liquidity risk management program. It ensures that there is an effective management structure to properly measure and manage liquidity risk. In addition, the Global Liquidity Forum, comprising senior management from TBSM, Risk Management, Finance and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.
We have one Global Liquidity Risk Management Policy, but the major operating areas measure and manage liquidity risks as follows:

•
TBSM is responsible for consolidating and reporting the Bank’s global liquidity position and for managing the Canadian Personal and Commercial Banking and domestic Wealth Management liquidity positions.

•
Wholesale Banking, working closely with Trading Risk in Risk Management, is responsible for managing the liquidity risks inherent in each of the Wholesale Banking portfolios and its regulated consolidated subsidiaries.

•
The U.S. Personal and Commercial Banking segment is responsible for managing its liquidity position. TBSM works closely with the segment to ensure consistency with the global liquidity risk management framework.

•
Each area must comply with the Global Liquidity Risk Management Policy. The policy is periodically reviewed by the Risk Committee of the Board. Management responsible for liquidity in each of our U.S. segment and overseas branches and/or subsidiaries is also required to implement the policies and related liquidity risk management programs that are necessary in order to meet local business conditions and/or regulatory requirements. Each of these policies is subject to review by the Global Liquidity Forum and approval by ALCO.

HOW WE MANAGE LIQUIDITY RISK
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash flows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90 day period, we use a conservative Base-Case scenario stress test that models potential liquidity requirements and asset marketability during a confidence crisis that has been triggered in the markets specifically with respect to our ability to meet obligations as they come due. In addition to this Bank-specific event, the Base-Case scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-tem funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecasted operational requirements. In addition, we include coverage of Bank-sponsored funding programs, such as the Bankers’ Acceptances we issue on behalf of clients, and Bank-sponsored ABCP.
To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.
Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in a given specified time bucket. On October 31, 2009, our aggregate surplus liquid-asset position for up to 90 days, as measured under the Base-Case scenario for Canadian Personal and Commercial Banking (including domestic Wealth Management) and Wholesale Bank operations was $6.8 billion, (2008 - $7.9 billion). The cumulative surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at October 31, 2009 was $10.0 billion.
We also use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of up to one year. For the purposes of calculating the results of this test we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the Base-Case scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 364 day period. On October 31, 2009, our estimate of liquid assets less requirements, as measured under the extended liquidity coverage test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $14.9 billion, (2008 - $5.5 billion) and for U.S. Personal and Commercial Banking operations was $16.8 billion.

    As noted, the Base-Case scenario stress test models a Bank-specific liquidity event combined with the impact of a market-wide event on funding asset values and spreads. In response to the significant deterioration in global financial markets that started in September 2008 and lasted until approximately April 2009, ALCO and the Risk Committee of the Board approved managing to a Systemic Market Event liquidity scenario stress test. Building on the Base-Case scenario described above, under the Systemic Market Event scenario, we further adjusted asset liquidity and potential use of committed lines of credit to reflect the then current stressed market-wide conditions. In addition, we added incremental liquidity related to the estimated pledging value of high quality, unencumbered Bank-owned assets eligible as collateral under secured borrowing programs, such as the Bank of Canada’s Term Purchase and Resale Agreement (Term PRA) to the position. Similar to our Base-Case scenario, a surplus liquid-asset position is required for all measured time periods up to 90 days. We reported a positive surplus position as required during the entire period that the Bank’s liquidity position was managed under the Systemic Market Event scenario. During this period, the Global Liquidity Forum met frequently and closely monitored global funding market conditions and the potential impacts to our funding access and resultant liquidity position on a daily basis, recommending appropriate action as needed to ALCO. The ALCO and the Risk Committee approved the return to managing to the Base-Case scenario in September 2009.
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations.
We have contingency plans in place to provide direction in the event of a specific local liquidity crisis.
We also regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank’s credit rating. The impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business.

FUNDING

TABLE 43 CREDIT RATINGS
As at Oct. 31, 20091
Ratings agency	Short-term debt rating	Senior long-term debt rating and outlook
Moody’s	P-1	Aaa	negative
S&P	A-1+	AA-	stable
Fitch	F-1+	AA-	stable
DBRS	R-1 (high)	AA	stable
1
The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

We have a large base of stable retail and commercial deposits, making up over 70% of total funding. In addition, we have an active wholesale funding program to provide access to widely diversified funding sources, including asset securitization. Our wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits that we can hold from any one depositor so that we do not overly rely on one or a small group of customers as a source of funding. When deposit levels exceed these limits, the excess amount must be invested in highly liquid assets and, as a result, is not used to fund our Wholesale Banking requirements. We also limit the wholesale funding that can mature in a given time period. These funding limits are designed to address the risks of operational complexity in selling assets and reduced asset liquidity in a systemic market event and also serve to limit our exposure to large liability maturities. While we were managing under the Systemic Market Event scenario certain funding limits were reduced to further limit this exposure.
Over the last year, governments and central banks around the world, including the government of Canada, have introduced a variety of programs to address adverse funding market conditions and add liquidity to markets. During this period we used certain short term central bank facilities as the opportunity to enhance our liquidity position permitted but always subject to strict utilization limits. We have also participated in the Insured Mortgage Purchase Program (IMPP) for National Housing Act Mortgage-Backed Securities as a source of reasonably priced term funding. We continue to explore all opportunities to access expanded or lower cost funding on a sustainable basis.

TABLE 44 TERM FUNDING SOURCES
(billions of Canadian dollars)	2009	2008
Assets securitized	$19.6	$7.5
Senior debt - medium and long term	-	15.6
Subordinated debt	-	4.0
Preferred shares and capital trust securities	3.3	2.5
Total	$22.9	$29.6

CONTRACTUAL OBLIGATIONS
The Bank has contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs. The table below summarizes the remaining contractual maturity for certain undiscounted financial liabilities and other contractual obligations.

TABLE 45 CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY
(millions of Canadian dollars)	2009					2008
	Within 1 year	Over 1 year to 3 years	Over 3 to 5 years	Over 5 years	Total	Total
Deposits1	$308,211	$48,852	$11,742	$22,229	$391,034	$375,694
Subordinated notes and debentures	-	449	150	11,784	12,383	12,436
Operating lease commitments	569	1,013	840	1,784	4,206	3,324
Capital lease commitments	20	37	14	15	86	58
Capital trust securities	895	-	-	-	895	894
Network service agreements	99	-	-	-	99	322
Automated banking machines	139	207	143	-	489	194
Contact centre technology	34	89	-	-	123	115
Software licensing and equipment maintenance	97	69	-	-	166	157
Total	$310,064	$50,716	$12,889	$35,812	$409,481	$393,194
1	As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external sources.
Operating a complex financial institution exposes our businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm or regulatory censure and penalties.
Operational risk is embedded in all our business activities including the practices for managing other risks such as credit, market and liquidity risk. We must manage operational risk so that we can create and sustain shareholder value, successfully execute our business strategies, operate efficiently and provide reliable, secure and convenient access to financial services. We maintain a formal Bank-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout the Bank.
Under Basel II, we use the Standardized Approach to operational risk for our domestic and international operations and the Basic Indicator Approach for operations of our U.S. Personal and Commercial Banking segment. Over time, we plan to implement the more sophisticated Advanced Measurement Approach for operational risk.

WHO MANAGES OPERATIONAL RISK
Risk Management designs and maintains our overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management ensures that there is appropriate monitoring and reporting of our operational risk exposures to senior management, the Operational Risk Oversight Committee and the Risk Committee of the Board.
We also maintain specialist groups who manage specific operational risk exposures that require dedicated mitigation and control activities. These areas are responsible for setting policies for the entire Bank and maintaining appropriate oversight in specialized areas such as business continuity, outsourcing management, financial crime, project change management, technology risk management, and information security.
The senior management of individual business units is responsible for the day-to-day management of operational risk following our established operational risk management policies. Within each business unit and corporate area, an independent risk management function uses the elements of the operational risk management framework according to the nature and scope of the operational risks the area is exposed to. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

HOW WE MANAGE OPERATIONAL RISK
Our operational risk management framework is designed to ensure that our operational risk exposures are proactively managed and controlled to acceptable levels. It incorporates industry best practices and meets regulatory guidelines. Key components of the framework include:

Governance and Policy
Management reporting and organizational structures emphasize accountability, ownership and effective oversight of each business unit’s and each corporate area’s operational risk exposures. In addition, the Risk Committee of the Board’s and senior management’s expectations for managing operational risk are set out by enterprise-wide policies.

Risk and Control Self-Assessment
Internal control is one of the primary lines of defence in safeguarding our employees, customers, assets and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of their key operational risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that our risk management and internal controls are effective, appropriate and comply with our policies.

Operational Risk Event Monitoring
In order to reduce our exposure to future loss, it is critical that we remain aware of our own as well as industry risks and respond appropriately. Our policies and processes require that operational risk events be identified, tracked and reported to the right level of management to ensure that we analyze and manage them appropriately and take suitable corrective action. We also review, analyze and benchmark the Bank against industry operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Risk Reporting
Risk Management, in partnership with senior management, regularly reports on risk-related measures and the status of risk throughout the Bank to the senior business management and the Risk Committee of the Board. Operational risk measures are systematically tracked, assessed and reported to ensure management accountability and attention is maintained over current and emerging issues.

Insurance
To provide the Bank with additional protection from loss, Risk Management actively manages a comprehensive portfolio of business insurance and other risk mitigating arrangements. The type and level of insurance coverage is continually assessed to ensure that both our tolerance for risk and statutory requirements are met. This includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer our risk to third parties where appropriate.

Technology and Information
Virtually all aspects of our business and operations use technology and information to create and support new markets, competitive products and delivery channels and other business developments. The key risks are associated with the operational availability, integrity and security of our information, systems and infrastructure. These risks are actively managed through enterprise-wide technology risk and information security management programs using industry best practices and our operational risk management framework. These programs include robust threat and vulnerability assessments, as well as security and disciplined change management practices.

Business Continuity Management
During incidents that could disrupt our business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. Our robust enterprise-wide business continuity management program includes formal crisis management protocols and continuity strategies. All areas of the Bank are required to maintain and regularly test business continuity plans designed to respond to a broad range of potential scenarios.

Outsourcing Management
Outsourcing is any arrangement where an external supplier performs a business activity, function or process on our behalf. The benefits of outsourcing business activities include access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these arrangements bring benefits to our businesses and customers, we also need to manage and minimize any risks related to the activity. We do this through an enterprise-level outsourcing risk management program that guides outsourcing activities and ensures the level of risk management and senior management oversight is appropriate to the size and importance of the outsourcing arrangement.

Project Change Management
We have established a disciplined project management program of processes and supervisory mechanisms to ensure projects are successfully implemented in a planned and systematic manner and are monitored by senior management. Our Implementation Management Office maintains project management standards that meet or exceed industry recognized best practices used to identify and guide change.

Financial Crime
Safeguarding our customers, employees, assets, information and preventing and detecting fraud and other forms of financial crime are very important to us. To do this, we maintain extensive security systems, protocols and practices to detect and prevent financial crime. This includes regular employee training to ensure compliance with crime prevention policies and practices.

Insurance Risk

Insurance risk is the risk of loss due to actual insurance claims exceeding the insurance claims expected in product pricing. Furthermore, underwriting risk is defined as the risk of financial loss resulting from the inappropriate product design, selection and pricing of risks to be insured. Claims risk is defined as the risk of loss due to unforeseen increases in the size and frequency of claims and time-to-payment expenses.
Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. We are exposed to insurance risk in our property and casualty insurance business, and in our life and health insurance and reinsurance businesses.

WHO MANAGES INSURANCE RISK
Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own boards of directors, as well as independently appointed actuaries who provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK
We maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance protection is purchased to further reduce exposure to fluctuations in claims, notably the exposure to natural catastrophes in the property and casualty insurance business. We also manage risk through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Regulatory and Legal Risk

Regulatory and Legal risk is the risk of non-compliance with laws, rules, regulations, obligatory practices or standards, contractual agreements, or other legal requirements, including the effectiveness of preventing and handling litigation.
Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory and legal risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, unfavourable judicial or regulatory judgments and other costs associated with legal proceedings may also adversely affect the earnings of the Bank.
Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK
Business units and corporate areas are responsible for managing day-to-day regulatory and legal risk, while the Legal and Compliance Departments assist them by providing advice and oversight.
The Compliance Department identifies and monitors regulatory risk across our organization, and is responsible for ensuring that key day-to-day business controls comply with applicable legislation.
Internal and external Legal counsel also work closely with the business units and corporate functions to identify areas of potential regulatory and legal risk, and actively manage them to reduce the Bank’s exposure.

HOW WE MANAGE REGULATORY AND LEGAL RISK
Our Code of Conduct and Ethics helps set the “tone at the top” for a culture of integrity within our organization. The Code stipulates that concern for what is right, including compliance with the law, should be the first consideration in all business decisions and actions. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.

Business units and corporate areas manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. The Legal and Compliance Departments assist them by:
•	Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required.
•	Implementing or assisting with policies, procedures and training.
•	Independently monitoring and testing for adherence to certain regulatory and legal requirements, as well as the effectiveness of associated key internal controls.
•	Tracking, escalating and reporting significant issues and findings to senior management and the Board.
•	Liaising with regulators, as appropriate, regarding new or revised legislation, or regulatory guidance or regulatory examinations.

Additionally, the Legislative Compliance Management Program (LCM), run by the Compliance Department, carries out enterprise-wide management of legal and regulatory risk. LCM assesses legislative requirements and associated key controls across the organization, using a risk-based approach. Where any gaps are identified, action plans are implemented and are tracked to completion. The Chief Compliance Officer provides an annual LCM report to the Audit Committee of the Board stating the results of the annual process and setting out his opinion on the strength of the LCM framework and regulatory risk management at the Bank.
Finally, while it is not possible to completely eliminate legal risk, the Legal Department also works closely with business units and other corporate areas to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements and applicable legislation, and to manage litigation to which the Bank or its subsidiaries are a party.

Reputational Risk

Reputational risk is the potential that negative stakeholder impressions, whether true or not, regarding an institution’s business practices, actions or inactions, will or may cause a decline in the institution’s value, brand, liquidity or customer base.
A company’s reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk cannot be managed in isolation from other forms of risk. All risks can have an impact on reputation, which in turn can impact the brand, earnings and capital. Credit, market, operational, insurance, liquidity and regulatory and legal risks must all be managed effectively to safeguard the Bank’s reputation.

Our enterprise-wide Reputational Risk Management Policy is approved by the Risk Committee of the Board. This policy sets out the framework under which each business unit is required to implement a reputational risk policy and procedures. These include designating a business-level committee to review reputational risk issues and to identify issues to be brought to the Reputational Risk Committee. We also have defined and documented processes to approve new products and new business, particularly structured transactions in our wholesale business. These processes involve committees with representation from the businesses and control functions, and include consideration of all aspects of a new product, including reputational risk.

WHO MANAGES REPUTATIONAL RISK
Ultimate responsibility for the Bank’s reputation lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The Reputational Risk Committee is the executive committee with enterprise-wide responsibility for making decisions on reputational risks. The Committee’s purpose is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are reviewed at a sufficiently broad and senior level so that the associated reputational risk issues are fully considered. Nonetheless, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means ensuring ethical practices are followed at all times, interactions with our stakeholders are positive, and we comply with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

Environmental Risk

Environmental risk is the possibility of loss of financial, operational or reputational value resulting from the impact of environmental issues or concerns within the scope of short-term and long-term cycles.
Management of environmental risk is an enterprise-wide priority. Key environmental risks include: 1) direct risks associated with the ownership and operation of our business, which includes management and operation of company-owned or managed real-estate, fleet, business operations and associated services; 2) indirect risks associated with the environmental performance of clients to whom the Bank provides financing or in which the Bank invests, and; 3) identification and management of emerging environmental issues that may be material to the Bank.

WHO MANAGES ENVIRONMENTAL RISK
The Group Head of Corporate Operations holds senior management accountability for environmental management. The Group Head is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Group Head and Corporate Environmental Affairs team are responsible for developing enterprise-wide environmental strategy, setting environmental performance standards and targets, and reporting on performance. The Group Head also leads an enterprise-wide Environmental Management Steering composed of senior executives from the Bank’s main business units. This Steering Committee is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. The Bank’s business units are responsible for implementing the environmental strategy within their units.

HOW WE MANAGE ENVIRONMENTAL RISK
We manage environmental risks within the Environmental Management System which consists of three components: an Environmental Policy, an Environmental Management Framework and Environmental Procedures and Processes.
Within our Environmental Management Framework we have identified a number of priority areas and have made voluntary commitments relating to these. Priority areas include: climate change, forest biodiversity, our operational footprint, and land management related to indigenous peoples. The Bank has made the commitment that its Canadian operations will be carbon neutral in 2010, with U.S. and international operations to follow shortly after. The Bank reports annual carbon emissions as part of the Carbon Disclosure Project.
During 2009, the Bank completed an update of the Environmental and Social Credit Risk Management Procedures applied to credit and lending. An environmental and social risk screen is applied to all clients and projects and sector-specific guidelines have been developed for high-risk sectors. The Bank is a signatory to the Equator Principles and applies them to project financing.
TD Asset Management (TDAM) is a signatory to the United Nations Principles for Responsible Investment (UN PRI). Under the UN PRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. In 2009, TDAM adopted a Sustainable Investing Policy across its operations in Canada and the US. The Policy provides information on how TDAM is implementing the UN PRI.
We continue to monitor and assess policy and legislative developments, and maintain active dialogue with environmental and community organizations, industry associations and responsible investment organizations.
For more information on our Environmental Policy and Environmental Management Framework and related activities, please refer to our Corporate Responsibility Report, which is available at our website: http://www.td.com/corporateresponsibility/.

TD Ameritrade

HOW RISK IS MANAGED AT TD AMERITRADE
TD Ameritrade’s management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade’s independent Audit Committee of the Board. The Bank monitors the risk function and potential risk issues at TD Ameritrade through appropriate board and management governance and protocols.
Currently, four of the eleven TD Ameritrade directors are designated by the Bank, and the Bank has the ability to designate a twelfth director. The Bank-designated directors currently include our CEO, our Group Head Wealth Management and an independent director of the Bank. TD Ameritrade’s bylaws, which state that the Chief Executive Officer appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade’s Chief Executive Officer requires the support of the Bank. The directors we designate participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the HR and Compensation Committee.
Management processes and protocols are aligned between the Bank and TD Ameritrade to coordinate necessary inter-company information flow. In addition to regular communication at the Chief Executive Officer level, monthly operating reviews of TD Ameritrade permit the Bank to examine and discuss TD Ameritrade’s operating results and key risks. As well, certain functions, such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Quarterly reports to our Audit Committee and Risk Committee include comments on any significant internal audit issues at TD Ameritrade; risk issues are reported up to the Risk Committee of the Board of the Bank as required, and at least annually.

ACCOUNTING STANDARDS AND POLICIES
Critical Accounting Estimates

The Bank’s accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies is presented in the Notes to the Consolidated Financial Statements. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include accounting for loan losses, accounting for the fair value of financial instruments, accounting for securitizations and variable interest entities, the valuation of goodwill and other intangibles, accounting for pensions and post-retirement benefits, accounting for income taxes, and contingent liabilities.

LOAN LOSSES
Accounting for loan losses is an area of importance given the size of the Bank’s loan portfolio. The Bank has two types of allowances against loan losses - specific and general.
The specific allowance is recorded against loans that are classified as impaired, which occurs when the Bank determines that there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent, that the timely collection of all contractually due interest and principal payments is no longer reasonably assured. Judgment is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management’s judgment is based on its assessment of probability of default (PD), loss given default (LGD) and exposure at default (EAD). Changes in these estimates, due to a number of circumstances, can have a direct impact on the provision for credit losses and may result in a change in the allowance. Changes in the specific allowance, if any, would primarily impact the Canadian Personal and Commercial Banking, the U.S. Personal and Commercial Banking, and the Wholesale Banking segments.
The general allowance is recorded to provide against losses that are considered to have occurred but that cannot yet be determined on an item-by-item or group basis. In establishing the general allowance, the Bank refers to internally developed models that utilize parameters for PD, LGD, and EAD. These models calculate the probable range of general allowance levels. Management judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. If the wholesale and commercial parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the mean of the range in the amount or $11 million for PD, $11 million for LGD, and $32 million for EAD, respectively. Changes in the general allowance, if any, would primarily impact the Corporate and U.S. Personal and Commercial Banking segments.
The “Managing Risk” - “Credit Risk” section of this MD&A provides a more detailed discussion regarding credit risk. Also, see Note 3 to the Bank’s Consolidated Financial Statements for additional disclosures regarding the Bank’s allowance for credit losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of publicly traded financial instruments is based on quoted market prices, adjusted for daily margin settlements, where applicable. The fair value for a substantial majority of financial instruments is based on quoted market prices or valuation models that use observable market inputs. Observable market inputs include interest rate yield curves, foreign exchange rates, and option volatilities. The valuation models incorporate prevailing market rates and take into account factors, such as counterparty credit quality, liquidity, and concentration risk. When a market becomes inactive, broker quotes may not be an appropriate primary source of valuation. In such cases the valuation is based on a technique that maximizes the use of observable inputs.
Certain derivatives are valued using models with non-observable market inputs, where the inputs estimated are subject to management’s judgment. These derivatives are normally not actively traded and are complex. For example, certain credit products are valued using models with non-observable inputs such as correlation and recovery rates. Uncertainty in estimating the inputs can impact the amount of revenue or loss recorded for a particular position. Management’s judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded derivatives.
The Bank has controls in place to ensure that the valuations derived from the models and inputs are appropriate. These include independent review and approval of valuation models and inputs, and independent review of the valuations by qualified personnel. As the market for complex derivative products develops, the pricing for these products may become more transparent, resulting in refinement of valuation models. For a discussion of market risk, refer to the “Managing Risk” - “Market Risk” section of this MD&A. As described in Note 30 to the Consolidated Financial Statements, for financial instruments whose fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation, the difference between the best estimate of fair value at initial recognition represented by the transaction price, and the fair value determined using the valuation technique, is recognized in income as the inputs become observable. Note 30 also summarizes the difference between the transaction price and amount determined at inception using valuation techniques with significant non-observable market inputs.
   The process for obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes described above, support the reasonability of the valuation models. The valuations are also validated by past experience and through the actual cash settlement of contracts.

Valuation of private equity investments requires management’s judgment due to the absence of quoted market prices, inherent lack of liquidity, and the longer-term nature of such investments. Private equity investments are recorded at cost and are compared with fair value on a periodic basis to evaluate whether an impairment in value has occurred that is other than temporary in nature. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation, and amortization. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation, which may vary from one reporting period to another. These estimates are monitored and reviewed on a regular basis by management for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.
Available-for-sale securities are written down to their fair value through the Consolidated Statement of Income when there is impairment in value that is considered to be other than temporary in nature. The determination of whether or not other than temporary impairment exists is a matter of judgment. We review these securities regularly for possible impairment that is other than temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment’s performance. Impairment of the value of an investment may be indicated by the presence of conditions which should be examined collectively. For equity securities, some of these conditions are prolonged periods during which the fair value of the investment is significantly less than its carrying value, significant financial difficulty of the issuer, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, a downgrade of an entity’s credit rating, or liquidity or going concern problems of the investee.
Debt securities classified as available-for-sale are considered impaired when there is uncertainty concerning the collectability of interest and principal. Accordingly, professional judgment is required in assessing whether a decline in fair value is the result of a general reduction in market liquidity, change in interest rates or due to collectability issues with respect to the expected cash flows over the life of the debt security.
See Note 30 to the Bank’s Consolidated Financial Statements for additional disclosures regarding the Bank’s significant financial assets and financial liabilities carried at fair value by valuation methodology. All of the Bank’s segments are impacted by this accounting policy.
The Bank recognizes interest income and expense using the effective interest rate method for financial instruments that are accounted for at amortized cost and for those that are classified as available-for-sale. The effective interest rate is the rate that discounts the estimated future cash flows over the expected life of the financial instrument resulting in recognition of interest income and expense on a constant yield basis.

The following table summarizes the Bank’s significant financial assets and financial liabilities carried at fair value by valuation methodology.

TABLE 46 FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT FAIR VALUE BY VALUATION METHODOLOGY

(millions of Canadian dollars, except as noted)	Financial assets				Financial liabilities
2009	Trading securities1	Available- for-sale securities2,3	Loans1,3	Derivatives	Trading deposits	Obligations related to securities sold short	Derivatives
Fair value	$54,320	$82,599	$350	$49,445	$35,419	$17,641	$48,152
Based on:
Level 1: Quoted market prices	50%	15%	-%	2%	-%	38%	2%
Level 2: Valuation techniques with significant observable market inputs or broker-dealer quotes	47	85	94	96	97	62	95
Level 3: Valuation techniques with significant non-observable market inputs	3	-	6	2	3	-	3
Total	100%	100%	100%	100%	100%	100%	100%

2008
Fair value	$59,497	$73,617	$510	$83,548	$44,694	$18,518	$74,473
Based on:
Level 1: Quoted market prices	47%	18%	-%	2%	-%	34%	2%
Level 2: Valuation techniques with significant observable market inputs or broker-dealer quotes	49	71	93	95	99	65	95
Level 3: Valuation techniques with significant non-observable market inputs	4	11	7	3	1	1	3
Total	100%	100%	100%	100%	100%	100%	100%
1  Trading securities include securities that are designated as trading under the fair value option.
2
Excludes certain equity securities in the available-for-sale portfolio that do not have quoted market prices and are carried at cost. The fair value of these equity securities was $2,471 million (2008 - $1,790 million).

3
As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the “Changes in Accounting Policies during the Current Year” section.

The potential effect of using reasonable possible alternative assumptions for valuing these financial instruments would range from a reduction in the fair value by $159 million (2008: $556 million) to an increase in the fair value by $161 million (2008: $554 million) (before changes in valuation adjustments). The prior year ranges were calculated based on Level 3 balances which included non-agency collateralized mortgage obligation debt securities as reported prior to the Amendments to CICA Handbook Section 3855, as described in the “Changes in Accounting Policies during the Current Year” section.

SECURITIZATIONS AND VARIABLE INTEREST ENTITIES
There are two key determinations relating to accounting for securitizations. The first key determination is in regard to bank-originated securitized assets. A decision must be made as to whether the securitization should be considered a sale under GAAP. GAAP requires that specific criteria be met in order for the Bank to have surrendered control of the assets and thus be able to recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and placed beyond the reach of the Bank and its creditors, even in the case of bankruptcy or receivership.
In determining the gain or loss on sale, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from our estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Retained interests are classified as trading securities and are carried at fair value on the Bank’s Consolidated Balance Sheet. Note 5 to the Bank’s Consolidated Financial Statements provide additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For 2009, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.
The second key determination is whether a VIE should be consolidated. We hold interests in a number of VIEs, including all of the Bank’s securitization trusts that are considered to be VIEs. Current GAAP requires consolidation of a VIE only when the Bank is the primary beneficiary, and exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns. In addition, if the VIE is a QSPE, a conclusion which requires judgment, then the Bank does not consolidate the VIE. Management uses judgment to estimate the expected losses and expected residual returns to determine if the Bank retains substantially all of the residual risk and rewards of the VIE.
Under current GAAP, all of the Bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation. This accounting policy impacts Canadian Personal and Commercial Banking, Wholesale Banking, Wealth Management, and the Corporate segment.

VALUATION OF GOODWILL AND OTHER INTANGIBLES
Goodwill is not subject to amortization. Instead, it is tested for impairment at the reporting unit level on an annual basis and if an event or change in circumstances occurs that indicates that the carrying value of the reporting unit might exceed its fair value. The first step of goodwill impairment testing involves determining whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. Where fair value of the reporting unit exceeds its carrying value, goodwill of that reporting unit is considered not to be impaired. When the fair value of the reporting unit is less than its carrying value, a second step is required and the fair value of the goodwill in that reporting unit is compared to its carrying value. If the fair value of goodwill is less than its carrying value, goodwill is considered to be impaired and a charge for impairment representing the excess of carrying value over fair value of the goodwill is recognized immediately in the Consolidated Statement of Income.
The fair value of the Bank’s reporting units are determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the fair value of reporting units and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying values of the Bank’s reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. These models consider various factors including market risk, credit risk, and operational risk, and are designed to produce the equity capital a reporting unit would have if it was a stand-alone entity. The Capital Management Committee reviews the Bank’s allocation of economic capital to the reporting units.
The Bank’s 2009 goodwill testing concludes that the goodwill in each reporting unit is considered not to be impaired. Additionally, none of the Bank’s reporting units are at risk of failing the first step of goodwill impairment testing.
Other intangible assets with an indefinite life are not subject to amortization; rather, they should be assessed annually for impairment. As at October 31, 2009, the Bank does not have any indefinite life intangibles. Finite life intangible assets that are subject to amortization, after initial recognition, are amortized over their estimated useful life. The Bank makes an annual assessment on whether any events or changes in circumstances have occurred to indicate that the carrying value of these finite life intangible assets may not be recoverable. Determining the estimated useful life and the identification of any events or changes in circumstances affecting the recoverability of carrying value of these finite life intangible assets requires an analysis of facts and management’s judgment. When events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying value is higher than the sum of undiscounted cash flows expected from the asset’s use and eventual disposition, the asset is written down to its fair value.
This accounting policy impacts all of the Bank’s business segments. See Note 9 to the 2009 Consolidated Financial Statements for additional disclosures regarding goodwill and other intangibles.

PENSIONS AND POST-RETIREMENT BENEFITS
Pension and post-retirement benefits obligation and expense are dependent on the assumptions used in calculating these amounts. The actuarial assumptions of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant experience in conjunction with market related data and considers if there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities is based on long-term corporate AA bond yields as at the measurement date. The expected long term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and post-retirement benefits obligation and expense in future years. All of the Bank’s segments are impacted by this accounting policy.

The following table provides the sensitivity of the accrued pension benefit obligation and the pension expense for The Pension Fund Society of The Toronto-Dominion Bank (the Society), the most material of the Bank’s pension plans, as at October 31, 2009, to changes in the discount rate and assumptions for expected long-term return on plan assets and compensation increases. The sensitivity analysis provided in the table is hypothetical and should be used with caution. For a further discussion of the key assumptions used in determining the Bank’s annual pension expense and accrued benefit obligation, see Note 25 to the 2009 Consolidated Financial Statements.

TABLE 47 SENSITIVITY OF CHANGE IN KEY ASSUMPTIONS
(millions of Canadian dollars, except as noted)	Obligation	Expense
Impact of a change of 1.0% in key assumptions
Discount rate assumption used	6.90%	7.40%1
Decrease in assumption	$342	$51
Increase in assumption	(269)	(41)
Expected long-term return on assets assumption used	n/a	6.75%
Decrease in assumption	n/a	$22
Increase in assumption	n/a	(22)
Rate of compensation increase assumption used	3.50%	3.50%
Decrease in assumption	$(67)	$(16)
Increase in assumption	67	17
1	The Society was re-measured on October 31, 2008 using a 7.4% discount rate. For the purposes of this illustration, the 12-month impact of the new valuation was used.

INCOME TAXES
Accounting for current income taxes requires the Bank to exercise judgment for issues relating to certain complex transactions, known issues under discussion with tax authorities and matters yet to be settled in court. As a result, the Bank maintains a tax provision for contingencies and regularly assesses the adequacy of this tax provision.
Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes impacts all of the Bank’s segments and requires judgment in the following key situations:
•
Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will not be realized before their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized. The magnitude of the valuation allowance is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the future tax assets.

•
Future tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.

•
The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $462 million at October 31, 2009.

CONTINGENT LIABILITIES
Contingent liabilities arise when there is some uncertainty whether, as a result of a past event or transaction, the Bank will incur a loss in the future. The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.
Contingent loss accruals are established when it becomes likely that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank’s management, for contingent litigation loss accruals, internal and external experts are involved in assessing the likelihood and in estimating any amounts involved. Throughout the existence of a contingency, the Bank’s management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.
See Note 32 to the Bank’s Consolidated Financial Statements for more details.

DERIVATIVES
The impact of non-trading derivatives on net interest income and non-interest income for the year ended October 31, 2009 is provided in the table below.

TABLE 48 NON-TRADING DERIVATIVES
(millions of Canadian dollars)
2009	Net interest income (loss)	Non-interest loss
Designated in qualifying fair value hedging relationships	$(615)	$(126)
Designated in qualifying cash flow hedging relationships	1,923	1
Designated in qualifying net investment hedge accounting relationships	-	(17)
Not in qualifying for hedge accounting relationships	-	(1,283)

Net interest income related to non-trading derivatives qualifying for hedge accounting is largely offset by net interest income on the hedged items.

ACCOUNTING STANDARDS AND POLICIES
Changes in Accounting Policies during the Current Year

FINANCIAL INSTRUMENTS - AMENDMENTS
a) Debt Securities Classified as Loans and Loans Classified as Trading
In August 2009, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) amended CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement and CICA Handbook Section 3025, Impaired Loans (the 2009 Amendments). The 2009 Amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and it is not the Bank’s intent to sell the securities immediately or in the near term. Debt securities classified as loans are assessed for impairment using the incurred credit loss model of CICA Handbook Section 3025. Under this model, the carrying value of a loan is reduced to its estimated realizable amount when it is determined that it is impaired. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the 2009 Amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value through the Consolidated Statement of Income when the impairment is considered to be other than temporary; however, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.
As a result of the 2009 Amendments, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008 at their amortized cost as of that date. To be eligible for reclassification, the debt securities had to meet the amended definition of a loan on November 1, 2008. Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, they are accounted for at amortized cost using the effective interest rate method.
In addition, the Bank also reclassified held-to-maturity securities that did not have a quoted price in an active market to loans as required by the 2009 Amendments. The securities were accounted for at amortized cost both before and after the reclassification.
The following table shows carrying values of the reclassified debt securities as at October 31, 2008 and November 1, 2008.

TABLE 49 DEBT SECURITIES RECLASSIFIED TO LOANS

(millions of Canadian dollars)	Amount
Available-for-sale debt securities reclassified to loans1
Non-agency collateralized mortgage obligation portfolio	$8,435
Corporate and other debt	277
8,712
Held-to-maturity debt securities reclassified to loans
U.S. Federal, state, and municipal government and agencies debt	69
Other OECD government guaranteed debt	459
Other debt securities	1,424
1,952
Total carrying value of debt securities reclassified to loans on October 31, 2008	10,664
Transition adjustment for change in measurement basis, pre tax2	895
Gross amount of debt securities classified as loans on November 1, 2008	11,559
Transition adjustment for recognition of a general allowance, pre tax3	(95)
Net carrying value of debt securities classified as loans on November 1, 2008	$11,464
1
Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, the debt securities are accounted for at amortized cost.

2	Includes $563 million after tax.
3	Includes $59 million after tax.

In addition, the 2009 Amendments require loans for which the Bank has the intention to sell immediately or in the near term to be classified as trading. As a result, they are accounted for at fair value, with changes in fair value recorded in the Consolidated Statement of Income. Prior to the adoption of the 2009 Amendments, these loans were accounted for at amortized cost. These loans are recorded in residential mortgages and business and government loans on the Consolidated Balance Sheet. This change did not have a material impact on the financial position, cash flows, or earnings of the Bank.

The following table summarizes the adjustments that were required to adopt the 2009 amendments.

TABLE 50 IMPACT OF TRANSITION ADJUSTMENT ON ADOPTION OF FINANCIAL INSTRUMENTS AMENDMENTS ON PRIOR QUARTER BALANCES (UNAUDITED)
(millions of Canadian dollars, except as noted) As at
	July 31, 2009			Apr. 30, 2009			Jan. 31, 2009
	Previously reported	Transition adjustment	Amount after transition adjustment	Previously reported	Transition adjustment	Amount after transition adjustment	Previously reported	Transition adjustment	Amount after transition adjustment
SUMMARIZED CONSOLIDATED BALANCE SHEET
ASSETS
Securities
Available-for-sale	$88,914	$(7,599)	$81,315	$96,481	$(8,516)	$87,965	$83,978	$(9,033)	$74,945
Held-to-maturity	12,223	(3,228)	8,995	12,480	(3,268)	9,212	9,529	(2,006)	7,523
	$101,137	$(10,827)	$90,310	$108,961	$(11,784)	$97,177	$93,507	$(11,039)	$82,468
Loans
Debt securities classified as loans	$-	$11,474	$11,474	$-	$13,277	$13,277	$-	$12,885	$12,885
Allowance for loan losses	(1,979)	(279)	(2,258)	(1,916)	(309)	(2,225)	(1,783)	(199)	(1,982)
	$(1,979)	$11,195	$9,216	$(1,916)	$12,968	$11,052	$(1,783)	$12,686	$10,903
Other
Other assets	$14,476	$(137)	$14,339	$16,048	$(438)	$15,610	$17,911	$(610)	$17,301
SHAREHOLDERS’ EQUITY
Retained earnings	$18,383	$(191)	$18,192	$18,039	$(191)	$17,848	$17,986	$(118)	$17,868
Accumulated other comprehensive income	598	423	1,021	2,968	936	3,904	2,173	1,155	3,328

SUMMARIZED CONSOLIDATED STATEMENT OF INCOME							For the three months ended
Interest income
Loans	$2,694	$191	$2,885	$2,749	$299	$3,048	$3,241	$217	$3,458
Securities - Interest	1,096	(191)	905	1,339	(299)	1,040	1,414	(217)	1,197
	$3,790	$-	$3,790	$4,088	$-	$4,088	$4,655	$-	$4,655
Provision for credit losses	$557	$-	$557	$656	$116	$772	$537	$93	$630
Provision for (recovery of) income taxes	209	-	209	35	(43)	(8)	(58)	(34)	(92)
Net income (loss)	912	-	912	618	(73)	545	712	(59)	653
(Canadian dollars) Earnings per share
Basic	$1.01	$-	$1.01	$0.68	$(0.09)	$0.59	$0.82	$(0.07)	$0.75
Diluted	1.01	-	1.01	0.68	(0.09)	0.59	0.82	(0.07)	0.75

b) Assessment of Embedded Derivatives upon Reclassification
In August 2009, the Bank adopted an amendment to CICA Handbook Section 3855 to clarify that, upon reclassification of a financial instrument out of the trading category, an assessment of whether an embedded derivative is required to be bifurcated must be completed. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring on or after July 1, 2009. The adoption of this amendment did not have a material impact on the financial position, cash flows, or earnings of the Bank.

c) Subsequent Accounting for Impaired Financial Assets
In April 2009, the Bank adopted an amendment to CICA Handbook Section 3855. The amendment clarified that, subsequent to the recognition of an impairment loss on a financial asset (other than a loan), interest income on the impaired financial asset is recognized based on the rate of interest used to determine the impairment loss. The adoption of this amendment did not have a material impact on the financial position, cash flows, or the earnings of the Bank.

d) Reclassification of Financial Assets out of Trading and Available-For-Sale Categories
Effective August 1, 2008, the Bank adopted amendments to CICA Handbook Section 3855 (the 2008 Amendments). The 2008 Amendments permit the reclassification of financial assets out of trading and available-for-sale categories in specified circumstances. For the impact of the reclassification, see Note 2 to the Bank’s Consolidated Financial Statements.

ALIGNMENT OF REPORTING PERIOD OF U.S. ENTITIES
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which includes TD Banknorth and Commerce, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period. Accordingly, the results of TD Bank, N.A. for the twelve months ended October 31, 2009 have been included with the results of the Bank for the twelve months ended October 31, 2009. The one month impact of aligning the reporting period of U.S. entities has been included directly in retained earnings and not in the Consolidated Statement of Income.

FINANCIAL INSTRUMENTS - DISCLOSURES
In March 2009, the AcSB amended CICA Handbook Section 3862, Financial Instruments - Disclosures, to enhance the disclosure requirements regarding fair value measurements including the relative reliability of the inputs used in those measurements and the liquidity risk of financial instruments. The standard also requires disclosure of a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The amendments are effective for the Bank’s 2009 annual Consolidated Financial Statements and its adoption did not have an impact on the financial position, cash flows, or earnings of the Bank as Section 3862 relates to disclosures.

GOODWILL, INTANGIBLE ASSETS, AND FINANCIAL STATEMENT CONCEPTS
Effective November 1, 2008, the Bank adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. CICA Handbook Section 1000, Financial Statement Concepts, was also amended to provide consistency with the new standard. The adoption of these standards did not have a material impact on the financial position, cash flows, or earnings of the Bank.

CREDIT RISK AND FAIR VALUE
Effective November 1, 2008, the Bank adopted the CICA Emerging Issues Committee (EIC) Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies how the Bank’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material impact on the financial position, cash flows, or earnings of the Bank.

U.S. GAAP
For the changes in accounting policies during the current year related to U.S. GAAP, please see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s 2009 Annual Report on Form 40-F filed with the U.S. SEC and available on the Bank’s website at http://www.td.com/investor/index.jsp and at the SEC’s website (http://www.sec.gov).

ACCOUNTING STANDARDS AND POLICIES
Future Accounting and Reporting Changes

The Bank expects to adopt the following accounting standards in the future. See Note 1 to the Bank’s Consolidated Financial Statements for more details of future accounting and reporting changes.

Conversion to International Financial Reporting Standards in Fiscal 2012
The AcSB confirmed that Canadian GAAP for publicly accountable entities will converge with International Financial Reporting Standards (IFRS). For the Bank, IFRS will be effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS.
The International Accounting Standards Board (IASB) issues international accounting standards (IFRS). IFRS uses a conceptual framework similar to Canadian GAAP, but there are some differences related to items such as recognition, measurement and disclosures. Currently, the IASB has several projects to review and amend existing IFRS, with the completion date of their projects expected in 2010 and 2011. The Bank is closely monitoring these changes as many of these accounting standards are critical to the Bank. It is difficult to fully predict the impact to the Bank’s Consolidated Financial Statements since accounting standards and their interpretations are changing.
The Bank’s IFRS conversion project is progressing well. The Bank continues to dedicate significant resources to this project. A detailed analysis of the differences between IFRS and the Bank’s accounting policies as well as an assessment of the impact of various alternatives is underway. Training is being provided to key employees and the impact of the transition on our business practices, information technology, and internal controls over financial reporting is being closely monitored.

U.S. GAAP
For the future accounting changes related to U.S. GAAP, please see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s 2009 Annual Report on Form 40-F filed with the U.S. SEC and available on the Bank’s website at http://www.td.com/investor/index.jsp and at the SEC’s website (http://www.sec.gov).

ACCOUNTING STANDARDS AND POLICIES
Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was performed under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2009. Based on that evaluation, the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2009.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.
The Bank’s management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank’s internal control over financial reporting. Based on this assessment, management has concluded that as at October 31, 2009, the Bank’s internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank’s internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2009. Their report, on page 2 of the Consolidated Financial Statements expresses an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2009.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the year and quarter ended October 31, 2009, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.